Exhibit 99.1

Nutrien Ltd.

Annual Information Form

Year Ended December 31, 2025

1 – Table of contents

Following is the table of contents of this Annual Information Form (“AIF”) referencing the applicable requirements of Form 51-102F2 – Annual Information Form of the Canadian Securities Administrators. Certain information required to be disclosed in this AIF is contained in Nutrien Ltd.’s management’s discussion and analysis (“2025 MD&A”), and audited consolidated financial statements for the years ended December 31, 2025 and 2024 (“2025 Consolidated Financial Statements”) and is incorporated by reference herein to the extent noted below and throughout this AIF; these documents are available under Nutrien’s corporate profile on the Canadian Securities Administrators’ SEDAR+ website at sedarplus.ca and on the EDGAR section of the United States (“US”) Securities and Exchange Commission’s (“SEC”) website at sec.gov.

	Annual Information Form page reference	Incorporated by reference from the 2025 Consolidated Financial Statements

1 Table of contents	2-3

2 Advisories	4-6
2.1 Forward-looking information	4
2.2 Basis of presentation	6

3 Corporate structure	6-7
3.1 Name, address and incorporation	6
3.2 Intercorporate relationships	7

4 General development of the business	7-9
4.1 Three-year history	7	Notes 14, 15, 16, 19 and 23

5 Description of the business	9-31	Notes 3 and 26
5.1 Upstream	10
5.1A Potash segment	10
5.1B Nitrogen segment	11
5.1C Phosphate segment	12
5.2 Midstream	13
5.3 Downstream – Retail segment	15
5.4 Specialized skills and knowledge	16
5.5 Intangible properties	16	Note 15
5.6 Seasonality	16
5.7 Environmental matters	16	Notes 22 and 27
5.8 Employees	19
5.9 Social and environmental policies	20
5.10 Risk factors	22
5.11 Mineral projects	31

6 Dividends	31-32

7 Description of capital structure	32-33
7.1 General description of capital structure	32	Notes 4, 19 and 23
7.2 Constraints	33
7.3 Debt ratings	33

8 Market for securities	34
8.1 Trading price and volume	34
8.2 Prior sales	34	Notes 7 and 23

9 Escrowed securities and securities subject to contractual restriction on transfer	34

	Annual Information Form page reference	Incorporated by reference from the 2025 Consolidated Financial Statements

10 Directors and officers	34-38
10.1 Name, occupation and security holding	34
10.2 Cease trade orders, bankruptcies, penalties or sanctions	37
10.3 Conflicts of interest	38

11 Promoters	38

12 Legal proceedings and regulatory actions	38	Note 27

13 Interest of management and others in material transactions	38

14 Transfer agent, registrar and trustees	38

15 Material contracts	38

16 Interests of experts	39

17 Audit Committee	39-42
17.1 Audit Committee Charter	39
17.2 Composition of the Audit Committee	39
17.3 Relevant education and experience of members of the Audit Committee	39
17.4 Pre-approval policies and procedures	42
17.5 External auditor service fees (by category)	42

18 Additional information	43

Schedule A Audit Committee Charter	44-50

Schedule B Mineral projects	51-73
a. Material potash operations	51
b. Allan potash operations	62
c. Cory potash operations	64
d. Lanigan potash operations	66
e. Rocanville potash operations	68
f. Vanscoy potash operations	71

2 – Advisories

2.1 Forward-looking information

Certain statements and other information included in this AIF, including within the documents incorporated by reference, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to:

•	our strategic review of certain assets, including our Phosphate business and Trinidad Nitrogen Facility, and any outcome therefrom and timing thereof;
•	expectations regarding performance and competitive positions of our operating segments;
•	our projections for cash from operations and expectations regarding our capital allocation intentions and strategies;
•	our advancement of strategic and growth initiatives;
•	capital spending expectations;
•	expectations related to our 2026 normal course issuer bid (“NCIB”) program and share repurchases thereunder;
•

our market outlook for 2026 and our expectations for market conditions and fundamentals, including crop nutrient markets, anticipated supply and demand for our products and services, expected market and industry and growing conditions with respect to crop nutrient application rates, farmer crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates and the impact of seasonality, import and export volumes, economic sanctions, tariffs and other trade or export restrictions, inventories, crop development and natural gas curtailments;

•	expectations concerning future product offerings;
•

expectations regarding changes in the agriculture space, including continued farm consolidation in the US and other developed markets and the continued advancement and adoption of technology and digital innovations, including the use and anticipated effects of more efficient mining, including automation, new crop input technologies and agronomic capabilities;

•	expectations regarding acquisitions and divestitures;
•

expectations regarding environmental compliance requirements and costs, including with respect to air emissions, water quality, estimates of asset retirement obligations, federal and provincial carbon pricing, permits, approvals, site assessment and remediation costs;

•

our business strategies, plans, prospects and opportunities, and our sustainability, climate change and Environmental, Social and Governance (“ESG”) (together, “sustainability”) initiatives and proposed responses to climate change and Sustainability policies and regulations;

•	the effects of the potential removal of the carbon price freeze and results and timing of carbon pricing legislation reviews;
•	the negotiation of sales and other contracts, including the anticipated renegotiation and expiry of existing contracts;
•	initiatives to promote innovative and productive agriculture;
•	expectations regarding future changes in our credit ratings; and
•	expectations regarding our mineral reserve and resource estimates, and the annual nameplate capacity and annual operational capability of our mines and associated mine life estimates.

These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, such assumptions are not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

Additional key assumptions that have been made in relation to the operation of our business as currently planned and our ability to achieve our business objectives include, among other things:

•	assumptions and expectations regarding our strategic priorities and targets in 2026 and beyond, and our ability to achieve them;

•

that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, supplier agreements, product distribution agreements, inventory levels, exports, crop development and cost of labor and interest, exchange and effective tax rates;

•	assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2026 and in the future;
•	assumptions related to our calculation of asset and goodwill impairments of certain of our cash generating units;
•

assumptions with respect to our intention to complete share repurchases under our NCIB programs, including the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies;

•	assumptions related to our ability to fund our dividends at the current level;
•

our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation;

•

assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and realize the expected synergies on the anticipated timeline or at all;

•	the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing;
•	our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms;
•	availability of investment opportunities that align with our strategic priorities and growth strategy;
•	our ability to maintain investment grade ratings and achieve our performance targets;
•	our ability to successfully negotiate sales and other contracts; and
•	our ability to successfully implement new initiatives and programs.

Events or circumstances could cause actual results to differ materially from those in the forward-looking statements.

With respect to our business generally and our ability to meet the other targets, commitments, goals, strategies and related milestones and schedules disclosed in this document, such events or circumstances include, but are not limited to:

•	general global economic, market and business conditions;
•	failure to achieve expected results of our business strategy, capital allocation initiatives, results of operations or our targets for 2026 and beyond;
•	failure to achieve an optimal outcome of our strategic review process for our Phosphate business;
•	failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline;
•	seasonality;
•	climate change and weather conditions, including impacts from hurricanes, tornados, regional flooding and/or drought conditions;
•	crop planted acreage, yield and prices;
•	the supply and demand and price levels for our products;
•

governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including in respect of tariffs, trade restrictions and climate change initiatives) and government ownership requirements;

•

the potential that Nutrien may become subject to new laws or regulations that impose new requirements or require new or additional permits or approvals, and the associated effects thereof, and changes in environmental (including those applicable to our products and any hazardous goods), tax, antitrust, and other laws or regulations and the interpretation thereof;

•	trade restrictions, including the imposition of any tariffs, or other changes to international trade agreements;
•	the effects of current and future international trade agreements or other developments affecting global trade;
•	political or military risks, including civil unrest, actions by armed groups or conflict and malicious acts, including terrorism and industrial espionage;
•

our ability to access sufficient, cost-effective and timely transportation, distribution and storage of products (including potential rail transportation or port disruptions due to labor strikes and/or work stoppages or other similar actions);

•	the occurrence of a major environmental or safety incident or becoming subject to legal or regulatory proceedings;
•	innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks;
•	counterparty and sovereign risk;
•	delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are outside of our control;
•	interruptions of or constraints in availability of key inputs, including natural gas and sulfur;
•	any significant impairment of the carrying amount of certain assets;

•	the risk that interest rates may rise and/or deterioration of business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units;
•	risks related to reputational loss;
•	certain complications that may arise in our mining processes;
•	the ability to attract, engage and retain skilled employees, and strikes or other forms of work stoppages;
•

geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; and

•	other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the US.

For additional details regarding the risks listed above, see “Risk factors” discussed in this AIF for a description of other risk factors affecting forward-looking statements.

The forward-looking statements in this document are made as of the date hereof and we disclaim any intention or obligation to update or revise any forward-looking statements in this AIF as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

2.2 Basis of presentation

Nutrien’s consolidated financial information for 2025, 2024 and 2023 presented and discussed in this AIF is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This AIF is dated February 19, 2026, and the information contained herein is current as of such date, unless otherwise specified.

Unless expressly stated, the information contained on, or accessible from, our website or any other website or any other report or document we file with or furnish to applicable Canadian or US securities regulatory authorities is not incorporated by reference into this AIF.

3 – Corporate structure

In this AIF, unless otherwise specified, the term “Nutrien” refers to Nutrien Ltd. and, unless the context requires otherwise, the terms “we”, “us”, “our”, “Nutrien” and the “Company” refer to Nutrien and its direct and indirect subsidiaries, individually or in any combination, as applicable. Financial information in this AIF is presented in US dollars and references to “dollars”, “$” and “US$” are to US dollars and references to “CAD$” are to Canadian dollars.

3.1 Name, address and incorporation

Nutrien is a corporation incorporated under the Canada Business Corporations Act (“CBCA”).

Nutrien’s registered and head office is Suite 1700, 211 19th Street East, Saskatoon, Saskatchewan, Canada S7K 5R6.

3.2 Intercorporate relationships

Principal subsidiaries [1]	Jurisdiction of incorporation, formation or organization	Ownership
Potash Corporation of Saskatchewan Inc. (“PotashCorp”)	Canada	100%
Nutrien (Canada) Holdings ULC (“Agrium”)	British Columbia, Canada	100%
Agrium Canada Partnership	Alberta, Canada	100%
Agrium Potash Ltd.	Canada	100%
Cominco Fertilizer Partnership	Texas, US	100%
Loveland Products Inc.	Colorado, US	100%
Nutrien Ag Solutions (Canada) Inc.	Canada	100%
Nutrien Ag Solutions, Inc.	Delaware, US	100%
Nutrien Ag Solutions Limited	Western Australia, Australia	100%
PCS Nitrogen Fertilizer, L.P.	Delaware, US	100%
PCS Nitrogen Trinidad Limited	Trinidad	100%
PCS Phosphate Company, Inc.	Delaware, US	100%
PCS Sales (USA), Inc.	Delaware, US	100%
Nutrien Financial US LLC	Delaware, US	100%

1 In aggregate, our remaining subsidiaries not listed herein accounted for less than 20 percent of our consolidated assets and less than 20 percent of our consolidated sales as at and for the year ended December 31, 2025.

4 – General development of the business

4.1 Three-year history

Divestitures

In 2024, we announced an update to our strategic priorities which included, among others, simplifying our business and focusing on business activities that are core to our long-term vision while pursuing opportunities to exit non-core activities. In line with these priorities, we pursued the divestiture of non-core assets including divesting 13 percent of our total ownership position in Sinofert Holdings Limited (“Sinofert”). We also closed more than 50 locations and suspended operations at all blending facilities in Brazil, to reduce our fixed costs and improve asset efficiency, for non-core Retail assets in South America. We have since also initiated the divestiture of idle facilities in Brazil as part of our continued strategy to exit non-core activities.

In 2025, we fully divested our remaining equity ownership interest in Sinofert and sold our 50 percent equity position in Profertil S.A. (“Profertil”).

Divestitures	Gross Proceeds (US$ millions)
Profertil	595
Sinofert	193

Strategic Actions

In the fourth quarter of 2025, we completed a controlled shutdown of our Trinidad Nitrogen facility due to uncertainty with respect to port access and a lack of reliable and economic gas supply. In addition, we initiated a review of strategic alternatives for our Phosphate business, which may include reconfiguring operations, strategic partnerships or a potential sale of all or part of the business. We intend to solidify the optimal path for our Phosphate business and Trinidad assets in 2026.

Asset impairment and reversals

Year	Non-cash impairment (reversals) (US$ millions)	Description
2024	335	Impairment of Retail – Brazil property, plant and equipment and intangible assets due to ongoing market instability resulting in more moderate margin expectations
2024	195	Impairment of the property, plant and equipment related to the Geismar Clean Ammonia project at our Geismar, Louisiana facility as we decided in 2024 to no longer pursue the project
2023	233	Impairment of Phosphate – White Springs property, plant and equipment due to the volatility of forecasted phosphate margins
2023	465	Impairment of Retail – South America goodwill and intangible assets mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates
2023	76	Impairment of Nitrogen – Trinidad property, plant and equipment due to a new natural gas contract and the resulting outlook for higher expected natural gas costs and constrained near-term availability

NCIB programs

	Commencement date	Expiry	Maximum shares for repurchase	Number of shares repurchased
2026 NCIB [1]	March 3, 2026	March 2, 2027	24,057,066	nil
2025 NCIB [2]	March 3, 2025	March 2, 2026	24,462,941	8,708,901
2024 NCIB	March 1, 2024	February 28, 2025	24,728,159	6,163,104
2023 NCIB	March 1, 2023	February 29, 2024	24,962,194	5,375,397

1 On February 18, 2026, our Board of Directors (the “Board”) approved a share repurchase program for up to five percent of our outstanding common shares (the “2026 NCIB”). The 2026 NCIB will expire earlier than the date above if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

2 Includes common shares repurchased to February 17, 2026. Subsequent to December 31, 2025, an additional 1,097,694 common shares were repurchased for cancellation at an aggregate cost of $73 million and an average price per share of $66.97.

The table below sets forth the number of common shares we have repurchased during the last three fiscal years, in each case, under the applicable NCIB through open market purchases at market prices.

Common shares repurchased	2025	2024	2023
Total amount, inclusive of tax (US$ millions)	560	190	1,000
Number of shares	9,829,408	3,944,903	13,378,189

Senior notes issuances and repayments

In 2024, we filed a base shelf prospectus in Canada and the US qualifying the issuance of common shares, debt securities and other securities during a period of 25 months from March 22, 2024. On March 27, 2023, we issued $1.5 billion of senior notes as described below. On June 21, 2024, we issued $1.0 billion of senior notes and, on March 11, 2025, we issued $1.0 billion of senior notes, each as described below and in each case pursuant to the base shelf prospectus and a prospectus supplement.

The senior notes issued, as listed below, are unsecured, rank equally with our existing unsecured debt and have no sinking fund requirements prior to maturity.

The following tables summarize our long-term debt issuances and repayment activities during the last three fiscal years.

Issuances and repayments (US$ millions)	2025	2024	2023
Senior note issuances:
4.900%, due March 27, 2028			750
5.800%, due March 27, 2053			750
5.200%, due June 21, 2027		400
5.400%, due June 21, 2034		600
4.500%, due March 12, 2027	400
5.250%, due March 12, 2032	600
	1,000	1,000	1,500
Senior note repayments:
1.900%, matured May 13, 2023			(500)
5.900%, matured November 7, 2024		(500)
3.000%, matured April 1, 2025	(500)
5.950%, matured November 7, 2025	(500)
	(1,000)	(500)	(500)

Credit facilities

Credit facilities	2025	2024	2023
$4,500 million unsecured revolving term facility	Maturity date extended from September 4, 2029, to September 4, 2030.	Maturity date extended from September 14, 2027, to September 4, 2029.	No change.
$1,000 million uncommitted revolving demand facility	No change.	No change.	No change.
$500 million unsecured revolving term facility	Extended the term of the facility from September 3, 2025, to September 2, 2026, and reduced the facility limit to $500 million.	Extended the term of the facility from September 10, 2024, to September 3, 2025, and reduced the facility limit to $750 million.	Extended the term of the facility from September 13, 2023, to September 10, 2024, and reduced the facility limit to $1.5 billion.
Accounts receivable purchase facility (“repurchase facility”)	Maturity date extended from March 7, 2025, to March 6, 2026.

In 2024, we entered into an uncommitted $500 million repurchase facility, where we may sell certain receivables from customers to a financial institution and agree to repurchase those receivables at a future date.

Not applicable.

5 – Description of the business

We are a leading global provider of crop inputs and services. We operate a world-class network of production, distribution and agriculture retail facilities that positions us to efficiently serve farmers. Our vision is to be the leading global agricultural solutions provider, delivering superior shareholder value through safe and sustainable operations. To achieve this vision, our strategy is anchored in three priorities: simplify and focus, operational excellence, and disciplined and intentional approach to capital allocation. This strategy is designed to create low-risk, structural free cash flow growth by leveraging our core competencies and to deliver reliable, growing shareholder returns.

We report our results in four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Our reporting structure reflects how we manage our business. Sales classified by reportable operating segment and applicable category of products and services are provided in Note 3 of the 2025 Consolidated Financial Statements. Material sales to Canpotex Limited (“Canpotex”), an investment that is accounted for under the equity method are outlined in Note 3 of the 2025 Consolidated Financial Statements.

Our business operations are further categorized as upstream, midstream and downstream through our involvement across the agriculture value chain. Our downstream Retail segment distributes crop nutrients, crop protection products, seed and merchandise, and provides services, including financing, directly to farmers through a network of Retail locations in North America, Australia and South America. Our upstream Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each segment produces and are supported by midstream activities, which include freight, transportation and distribution of our products, which are reported within these segments, respectively.

5.1 Upstream

Our upstream operations are focused on our low-cost production assets, including mining, processing and manufacturing of three essential crop nutrients needed for fertilizer production: potash, nitrogen and phosphate in a safe and sustainable manner. Our fertilizer manufacturing assets are primarily located in North America, which provides access to high-quality resources, lower cost inputs and an extensive distribution network to efficiently supply our customers. We sold approximately 27.5 million metric tonnes of manufactured fertilizer sales volumes in 2025 from our production facilities in Canada, the US and Trinidad. As of December 31, 2025, we estimate our Potash segment represented approximately 20 percent of global potash nameplate capacity, our Nitrogen segment represented three percent of global nitrogen nameplate capacity, and our Phosphate segment represented approximately three percent of global phosphate nameplate capacity.

5.1A Potash segment

Overview

Our Potash segment includes the mining and processing of potash, which is predominantly used as fertilizer, at our six Saskatchewan potash mines. The Saskatchewan Ministry of Energy and Resources has granted Nutrien the exclusive right to mine potash on approximately 394,000 hectares (or approximately 973,000 acres) of Crown land pursuant to subsurface mineral leases. Of the 394,000 hectares leased from the Crown, approximately 293,000 hectares comprise our Potash operations at the Allan, Cory, Lanigan, Patience Lake, Rocanville and Vanscoy mines. Leases also exist with freehold mineral rights owners within the Crown subsurface mineral lease areas and elsewhere in Saskatchewan. All potash subsurface mineral leases are for 21-year terms, renewable at our option, subject to certain conditions.

In 2025, our nameplate capacity represented 54 percent of the North American total nameplate capacity, and our potash production represented 57 percent of North American production. We allocate production among our mines on the basis of various factors, including cost efficiency and the grades of product that can be produced.

Our total Potash sales to third parties in 2025 represented 13 percent of our total consolidated sales revenue (2024 – 12 percent). Our total offshore sales in 2025 represented 57 percent of our total Potash sales revenue (2024 – 49 percent).

Production methods

We produce potash primarily using conventional mining methods, except for our Patience Lake mine, which was originally a conventional underground mine, but began employing a solution mining method in 1989. In conventional operations, shafts are sunk to the ore body, which is approximately one kilometer below the surface. Mining machines cut the ore, which is then hoisted to the surface for processing. The ore is a mixture of potassium chloride, salt and insoluble particles. In solution mining, the potash is dissolved in brine and pumped to the surface for processing. Saleable potash is produced by removing salt and insoluble particles through a milling process. Six grades of potash (standard, granular, fine standard, white granular, soluble and chicklets) are produced to suit different preferences of the agricultural, industrial and feed markets that we serve.

The mining of potash is a capital-intensive business, which is subject to the normal risks and capital expenditure requirements typically associated with mining operations. The production and processing of ore may be subject to delays and costs resulting from mechanical failures, physical hazards such as fires, and other hazards such as: unusual or unexpected geological conditions, significant subsidence, brine inflows and gas seepages of varying degrees, and other conditions associated with any potash mining operation.

Sources of raw materials

The production of potash requires a sustained fresh water supply for the milling process, which comes from nearby sources, including subsurface aquifers, reservoirs and the Saskatchewan River.

Competitive position

We are the leading global producer of potash with over 65 years of potash operations (by Nutrien and its legacy companies) and annual production of 14.0 million tonnes in 2025, representing 19 percent of annual global production. Potash is a commodity, characterized by minimal product differentiation, and, consequently, producers compete based on price, quality, inventory availability and service. We price competitively, sell high-quality products and provide reliable, high-quality service through our sophisticated logistics network to our retail and wholesale customers. Our logistics network includes maintaining warehouses, ports, leasing railcars and chartering vessels to enhance our delivery capabilities. The high cost of transporting potash relative to its production affects competition and price in various geographic areas. Other major potash exporting countries include Russia, Belarus, Israel and Germany.

5.1B Nitrogen segment

Overview

We own and operate ammonia production facilities at which we produce and, where applicable, upgrade the following nitrogen products:

Plant locations	Nitrogen products produced
Augusta, Georgia	Ammonia, urea, urea ammonium nitrate (“UAN”), urea solutions, nitric acid and ammonium nitrate
Borger, Texas	Ammonia, urea and urea solutions
Carseland, Alberta	Ammonia, urea and Environmentally Smart Nitrogen® (“ESN®”)
Fort Saskatchewan, Alberta	Ammonia and urea
Geismar, Louisiana	Ammonia, urea, UAN, urea solutions and nitric acid
Joffre, Alberta	Ammonia
Lima, Ohio	Ammonia, urea, UAN, urea solutions, nitric acid and ammonium nitrate
Point Lisas, Trinidad [1]	Ammonia and urea
Redwater, Alberta	Ammonia, urea, urea solutions, nitric acid, ammonium nitrate, UAN and ammonium sulfate

1 On October 23, 2025, we completed a controlled shutdown of our Trinidad facility due to uncertainty with respect to port access and a lack of reliable and economic gas supply. Our Trinidad Nitrogen operations remain in a controlled shutdown as we continue to assess options to enhance this asset’s long-term financial performance.

We also operate a number of facilities that upgrade ammonia and urea to other products such as UAN, ammonium nitrate and nitric acid.

Plant locations	Nitrogen products produced
Granum, Alberta	UAN
Kennewick, Washington	UAN, ammonium nitrate, nitric acid and calcium ammonium nitrate
Standard, Alberta	UAN

Our owned and operated facilities have a combined annual gross ammonia nameplate capacity of approximately 7.3 million tonnes and combined annual gross urea nameplate capacity of approximately 4.6 million tonnes.

In 2025, our total Nitrogen sales to third parties represented 14 percent of our total consolidated sales revenue (2024 – 13 percent).

Production methods

Ammonia is produced by taking nitrogen from the air and reacting it with a hydrogen source, usually natural gas reformed with steam. Carbon dioxide (“CO2”) is produced as a result of ammonia production in two primary ways – first, as a product of the chemical reactions involved and, second, as a product of burning fuels that generate the heat required to make those chemical reactions occur. In most plants, the CO2 produced as a chemical byproduct is captured and used as an input to urea production.

Ammonia is the feedstock used to produce a full line of upgraded products, including urea, ammonium nitrate, nitric acid, urea solutions including UAN and diesel exhaust fluid (“DEF”), ammonium sulfate and ESN®. Urea is produced by combining ammonia with CO2 and forming liquid urea, which can be further processed into a solid form. UAN solutions are liquid fertilizers that are produced by combining urea, liquid ammonium nitrate and water. Urea solutions are sold into the DEF market. When added to the exhaust from diesel engines in larger vehicles and machinery, it can improve fuel efficiency and reduce emissions. Ammonium sulfate is produced by reacting ammonia and sulfuric acid, which is then granulated to form a solid granular product. We produce sulfuric acid from purchased sulfur at our Redwater facility. ESN® is a patented coated-fertilizer product that is made by coating the urea substrate with layers of polymers, allowing for more efficient delivery of nitrogen to the plant.

Ammonia, urea and nitrogen solutions are sold as fertilizers to agricultural and industrial customers for various applications. Nitric acid and ammonium nitrate are sold to industrial customers for various applications. Urea is also sold for feed applications. ESN® is sold to agricultural customers. Urea solution is sold to industrial and agricultural customers.

Sources of raw materials

Natural gas is the primary raw material used for producing ammonia, which is the base for substantially all manufactured nitrogen products. Our Joffre, Alberta facility uses hydrogen as its raw material to produce ammonia.

In North America, we may from time to time enter into natural gas hedging transactions with the goal of minimizing risk from potential volatility of natural gas prices. We purchase most of our natural gas from producers or marketers at the point of delivery of the natural gas into the pipeline system, then pay the pipeline company and, where applicable, the local distribution company to transport the natural gas to our nitrogen facilities. Over 90 percent of our North American consumption of natural gas by our Nitrogen segment is delivered pursuant to firm transportation contracts, which do not permit the pipeline or local distribution company to interrupt service to, or divert natural gas from, the plant.

Competitive position

We are the second-largest nitrogen producer in North America, with a diverse portfolio of nitrogen products and have flexibility to optimize product mix in changing market conditions. Nitrogen-based fertilizer is a global commodity, and customers, including end-users, dealers, and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. Nitrogen is also an input into industrial production of a wide range of products. Many manufacturers want consistent quality and just-in-time delivery to keep their plants running. Our North American plants are geographically well positioned to service agriculture, industrial and feed customers across Canada and the US. Our robust North American distribution network provides in-market support during seasonal peak demand, ensuring timely product availability.

Our US nitrogen production has continued to benefit from the low relative cost of natural gas and, to a greater extent, our Western Canadian production, which utilizes natural gas indexed to the Alberta Energy Company (“AECO”) benchmark natural gas price, has also benefited from the low relative cost of natural gas. Prior to the controlled shutdown on October 23, 2025, ammonia and urea predominated our offshore sales of nitrogen and originated primarily from Trinidad, with other sales coming from purchased product locations.

5.1C Phosphate segment

Overview

Our Phosphate segment includes the manufacture and sale of solid and liquid phosphate fertilizers, phosphate feed and purified phosphoric acid, which is used in feed and industrial products. We have phosphate mines and mineral processing plant complexes in Aurora, North Carolina and White Springs, Florida. We also have three phosphate feed plants in the US.

In the third quarter of 2025, we initiated a review of strategic alternatives for our Phosphate business, which could include reconfiguring operations, strategic partnerships or a potential sale.

Our Phosphate properties include:

Plant locations	Primary products produced [1]
Aurora, North Carolina	MAP, purified acid, merchant grade phosphoric acid (“MGA”), low magnesium SPA (“LOMAG”) and ammonium polyphosphate (“POLY”)
Cincinnati, Ohio	Blended purified acid products
Joplin, Missouri	Animal feed
Marseilles, Illinois	Animal feed
Weeping Water, Nebraska	Animal feed
White Springs, Florida	MAP and MAP+MST, MGA [2], SPA, LOMAG and POLY

1 The following scientific terms have the following meanings:

  MAP     monoammonium phosphate, 52 percent P2O5 (solid)

  MAP+MST  sulfur enhanced MAP

  SPA      superphosphoric acid, 70 percent P2O5 (liquid)

2 All of the MGA from White Springs is consumed internally in the production of additional products.

In 2025, our Phosphate sales to third parties represented six percent of our total consolidated sales revenue (2024 – six percent).

Production methods

We extract phosphate ore using surface mining techniques. At each mine site, the ore is mixed with recycled water to form a slurry, which is pumped from the mine site to our processing facilities. The ore is then screened to remove coarse materials, washed to remove clay and floated to remove sand to produce phosphate “rock”. The annual production capacity of our mines is currently 7.4 million tonnes of phosphate rock. During 2025, the Aurora facility’s total production of phosphate rock was 4.66 million tonnes and the White Springs facility’s total production of phosphate rock was 1.39 million tonnes. Phosphate rock is the major input in our phosphate processing operations. Substantially all the phosphate rock produced is used internally for the production of phosphoric acid, SPA, chemical fertilizers, purified phosphoric acid and animal feed products.

We produce sulfuric acid at the Aurora and White Springs facilities from purchased sulfur. We produce MGA at our Aurora and White Springs facilities. Some MGA from the Aurora facility is sold to foreign and domestic fertilizer producers and industrial customers. We further process the balance of the MGA to make solid fertilizers (MAP), liquid fertilizers, animal feed supplements for the poultry and livestock markets, and purified phosphoric acid for use in a wide variety of food, technical and industrial applications.

Sources of raw materials

Phosphate rock is the major input in our phosphate processing operations and is mined at our Aurora and White Springs facilities. In addition to phosphate ore, the other principal raw materials we require are sulfur and ammonia. The production of phosphoric acid requires substantial quantities of sulfur, which we purchase from third parties. Agreements for the purchase of sulfur for use in production of phosphoric acid provide for specified purchase quantities and prices based on market rates at the time of delivery. Any significant disruption in our sulfur supply to the phosphate facilities could adversely impact our Phosphate financial results.

Our Phosphate segment purchases substantially all of its ammonia at market rates from or through our Nitrogen sales subsidiaries. Phosphoric acid is reacted with ammonia to produce MAP and MAP+MST as well as liquid fertilizers. We produce sulfuric acid at the Aurora and White Springs facilities from purchased sulfur. Ammonia for our Aurora facility is primarily supplied by rail and truck from our nitrogen production facilities in Lima, Ohio and Augusta, Georgia. Ammonia for our White Springs facility is primarily supplied by truck from our nitrogen production facility in Augusta, Georgia.

Competitive position

Markets for phosphate fertilizer products are highly competitive and based largely on price, service and availability. Low-cost capacity has been commissioned over the past few years, most notably in Morocco and Saudi Arabia. The additional capacity is needed to keep pace with steadily growing phosphate demand, both in agricultural and industrial sectors, and is helping to partially offset lost phosphate fertilizer exports from Chinese producers driven by domestic Chinese policy shifts. Our principal advantages at the Aurora and White Springs facilities are that we produce higher-value, diversified products and that we operate integrated phosphate mine and phosphate processing complexes. We are the largest North American producer of liquid fertilizer products (SPA and POLY), which offers Nutrien a unique competitive advantage. Our in-market distribution network supports product supply during peak demand periods.

In 2021, the US Department of Commerce issued countervailing duty (“CVD”) orders on imports of phosphate fertilizers from Morocco and Russia, which will remain in place for at least five years with a sunset review expected in the first half of 2026. CVD rates are reviewed on a historical basis, with the last reviews resulting in rates of 16.60% on imports from Morocco, 64.27% on imports from the Russian producer JSC Apatit (PhosAgro) and 47.05% on imports from the Russian producer Eurochem Group AG.

Industrial products are the least commodity-like of the phosphate products as product quality is a more significant consideration for customer buying decisions. We market industrial phosphate products principally in the US.

5.2 Midstream

Our Midstream operations connect our Upstream and Downstream segments. Midstream operations are responsible for product management and moving the upstream products we produce, which includes freight, transportation and distribution of our products. This organizational function helps maximize performance across our supply chain and generate incremental value by servicing our customers reliably, driving supply chain efficiencies, and leading margin optimization opportunities across our integrated network. It achieves this through optimizing our sophisticated logistics network, leveraging our distribution network and customer relationships, and optimizing internal sourcing of our upstream manufactured fertilizer sales volumes to transport our products to our retail and wholesale customers.

Transportation, storage and distribution

We operate a sophisticated logistics network to transport our products from production facilities to retail and wholesale customers, ensuring timely and efficient delivery. Transportation costs can be a significant component of the total delivered cost of our products. We continue to evaluate our logistics network for new opportunities to maintain our competitive position and to better serve the needs of our retail and wholesale customers.

Potash segment

We use an extensive transportation and distribution network to transport our potash products. Most of our potash for North American customers is shipped by rail, along with significant volumes shipped by truck and barge. We believe we have a strategic advantage in this market with approximately 370 owned or leased potash distribution points and a fleet of approximately 5,600 owned or leased railcars as at December 31, 2025. Shipments are also made by rail from our Saskatchewan mines to Thunder Bay, Ontario for shipment by lake vessel to our warehouses and storage facilities in Canada and the US.

The potash we produce in Canada for sale to destinations outside the US and Canada is sold exclusively to Canpotex. Canpotex is owned in equal shares by Nutrien and another potash producer in Canada. Canpotex, which was incorporated in 1970 and commenced operations in 1972, acts as an export company providing integrated sales, marketing and distribution for all Canadian potash produced by its shareholders/producers that is exported to destinations outside the US and Canada. Each shareholder of Canpotex has an equal voting interest as a shareholder and a right to equal representation on the Canpotex board of directors. In general, Canpotex sales volumes are allocated among Canpotex producers based on production capacity. In 2025, Nutrien supplied approximately 64 percent of Canpotex’s product supply requirements (2024 – approximately 66 percent). Canpotex sells potash to buyers in export markets pursuant to term and spot contracts at agreed-upon prices. Canpotex has a long history of being a reliable supplier of potash to international markets and of proven logistics and marketing capabilities.

In the case of our sales to Canpotex, Canpotex is responsible for managing and directing all aspects of its logistics infrastructure platform, including the transportation of its potash by way of rail to marine facilities where it is handled, stored and loaded onto ocean-going vessels. We have an equity interest in Canpotex Bulk Terminals Limited, which is a part owner of the marine facilities utilized by Canpotex in Vancouver, British Columbia. We also provide a lease to Canpotex for the utilization of a marine facility in Saint John, New Brunswick. Canpotex utilizes marine facilities in Portland, Oregon and Thunder Bay, Ontario. Other facilities may be utilized as required.

Nitrogen segment

We distribute our nitrogen products by vessel, barge, pipeline, railcar and truck to our customers and, in high-consumption areas, through our strategically located storage terminals. In North America, as at December 31, 2025, we owned or leased approximately 220 nitrogen distribution points, as well as a fleet of approximately 5,600 owned or leased railcars. We also utilize dry and liquid storage capacity in Europe. These locations provide a network of field and production site storage capacity sufficient to serve local dealers during the peak seasonal demand period and are also used to provide off-season storage.

Prior to October 23, 2025, when we completed a controlled shutdown of our Trinidad facility, we also distributed nitrogen products from Trinidad primarily to markets in the US, South America and Europe. All bulk urea production from Trinidad was shipped through third-party carriers. We continue to employ a number of long-term chartered ocean-going vessels which are used to fulfill our ammonia commitments or are being subleased as we continue to assess options to enhance this asset’s long-term financial performance.

Phosphate segment

As at December 31, 2025, we had approximately 170 owned or leased phosphate distribution points and a fleet of approximately 4,900 owned or leased railcars. We have access to ocean-based shipping terminal capacity in North Carolina through which we internationally ship a portion of the Aurora facility’s finished product. Most of our offshore Phosphate sales are shipped through the terminal at Morehead City, North Carolina. We use barges and tugboats to transport solid products and phosphoric acid between the Aurora facility and the Morehead City terminal. Raw materials and products, including sulfur, are also transported to and from the Aurora facility by rail and truck. Sulfur is delivered to the White Springs facility by rail and truck from Canada and the US. Most of the phosphoric acid and chemical fertilizers produced at the White Springs facility are shipped to North American destinations by rail. Ammonia for the Aurora and White Springs facilities is supplied by rail and truck from our production facilities in Lima, Ohio and Augusta, Georgia.

5.3 Downstream – Retail segment

Our Retail segment markets crop nutrients, crop protection products, seed and merchandise, and provides agronomic application services and solutions, including the services offered through Nutrien Financial, with over 1,800 retail locations across North America, Australia and South America. We produce an innovative portfolio of proprietary products, including proprietary crop nutrient, crop protection and seed products, which differentiates our crop input offerings and deliver strong agronomic outcomes, while supporting a higher margin profile. Over 4,200 crop consultants support farmers in crop planning, seed selection, soil sampling, variable rate fertilizer application and crop monitoring.

In 2025, our total Retail sales represented 66 percent of our total consolidated sales revenue (2024 – 69 percent). Retail’s products and services are as follows:

Product	% of Retail sales	Description
Crop nutrients	2025 – 42 2024 – 41	- Dry and liquid macronutrient and micronutrient products, which include potash, nitrogen and phosphate, specialty fertilizers and proprietary plant nutrition and biostimulant products
Crop protection products	2025 – 35 2024 – 35

-   Third-party supplier and proprietary products, primarily through our Loveland Products Inc. brands across North America, South America and Australia, designed to enhance crop quality and manage diseases, weeds, and other pests

Seed	2025 – 12 2024 – 13

-   Third-party supplier and proprietary seed product lines, including Dyna-Gro®, Proven™, and Sementes Goiás, and seed treatments applied to seeds prior to planting, designed to protect them from pests and disease

Services and other	2025 – 5 2024 – 5	- Product application, soil and leaf testing, crop scouting and precision agriculture services, water services and brokerage agency services
Merchandise	2025 – 5 2024 – 5

-   Livestock-related merchandise including fencing, feed supplements, animal identification merchandise and various animal health products and services.

-   Storage and irrigation equipment and other products

Nutrien Financial	2025 – 1 2024 – 1	- Financing solutions offered to US and Australia Retail branches and customers in support of Nutrien’s agricultural product and service sales

We have an extensive infrastructure system to store and transport our Retail products, strategically located across distribution points in regions where we operate to serve our customers across the US, Canada, Australia and South America.

Approximate number (as at December 31, 2025)	Nature	Description
80	Terminals	- Receive large quantities of crop nutrients for redistribution to Retail centers and to farmers directly
50	Distribution centers	- Distribute crop protection products and seed - Coordinate product supply to Retail centers and allow us to efficiently manage inventory levels across our distribution network
1,700	Branches, satellites, plants, storage and franchises

-   Retail locations provide farmers with complete agriculture solutions, including crop and soil nutrients, crop protection, seed, services and digital tools

-   Manufacturing plants used for production of crop inputs

31,200	On-farm and on-road vehicles and application equipment	- Distribute, support and apply crop inputs

Supply chain management, utilizing our extensive storage and distribution network and transportation capabilities, allows us to efficiently deliver crop nutrients and seed products to our customers. As farmers have a short application and planting window, the precise timing of such deliveries is unpredictable due to both the seasonal nature of crop planting and the impact of weather. We regularly review and manage our suppliers to maintain critical feedstocks, and we believe we can leverage our diverse retail distribution network and expansive fertilizer terminal network to effectively manage product logistic challenges.

Competitive position

Nutrien is the largest global agriculture retailer. Our Retail segment serves farmers in key agricultural markets in North America, Australia and South America. The market for Nutrien’s Retail products and services is highly competitive in the countries in which we operate. The principal competitors in the retail distribution of crop inputs include agricultural cooperatives, other major agriculture retailers, and smaller independent retailers and distributors. Retail produces a range of high-quality proprietary crop protection, crop nutrient and seed products that generate higher margins for our Retail segment compared to non-proprietary products. Our digital platform supports our core business offering, enhances the customer experience, and includes access to services such as financing, invoice payment, crop planning, product ordering, application services, recommendations and sampling, dependent on geography.

5.4 Specialized skills and knowledge

We believe our success is dependent on the performance of our management and key operational employees, many of whom have specialized skills and knowledge related to the agricultural retail, potash, nitrogen and phosphate industries, and to the conduct of the agricultural Retail, Potash, Nitrogen and Phosphate operations. We believe that we have adequate personnel with the specialized skills and knowledge to successfully carry out our business and operations.

5.5 Intangible properties

We have registered and pending trademarks and patents in Canada, the US and other countries where our products are sold. In addition, it has been our practice to seek patent protection for inventions and improvements that are likely to be incorporated into our products, where appropriate, and to protect the freedom to use our inventions in our manufacturing processes. We consider several factors in assessing the materiality of our patents including, but not limited to, scope and breadth of claims, sales volumes of products incorporating the technology, strategic importance and patent duration.

While these trademarks and patents constitute valuable assets, we do not regard any single trademark or patent as being material to our operations. See Note 15 of the 2025 Consolidated Financial Statements for disclosure on estimated useful lives of intangible assets.

5.6 Seasonality

Seasonality in our business results from increased demand for products during planting season. Crop input sales are generally higher in spring and fall application seasons. Crop input inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are typically concentrated in December and January and inventory prepayments paid to our suppliers are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year. See “Risk factors” below for a description of the risks related to seasonality.

5.7 Environmental matters

Environmental requirements, permits and regulatory approvals

Many of our operations and facilities are subject to a variety of environmental requirements under federal, provincial, state and local laws, regulations, permits and approvals, all of which vary depending on the specific operation and location. Licenses, permits, and approvals at operating sites are obtained in accordance with applicable laws and regulations, which may limit or regulate: operating conditions, rates and efficiency; land, water, and raw material use and management; product storage, quality and transportation; waste storage and disposal; and air emissions and other regulated discharges, such as wastewater and stormwater. Additional legal requirements may apply where site impacts pre-date the current applicable regulatory framework, where remediation is ongoing or where there is otherwise evidence that previous remediation activities have not effectively mitigated impacts to the environment. These additional required activities may result in an environmental remediation liability.

We believe that we are currently in material compliance with existing regulatory requirements, permits and approvals. Permits and approvals are typically required to be renewed or reissued periodically. We may also become subject to new laws or regulations that impose new requirements or require us to obtain new or additional permits or approvals; however, there can be no assurance that such permits or approvals will be issued in the ordinary course of operations. Further, the terms and conditions of future regulations, permits and approvals may be more stringent and may require additional expenditures by the Company.

Future environmental capital expenditures are subject to a number of uncertainties, including changes to environmental laws and regulations and interpretations by regulatory authorities or changes in circumstances affecting the Company’s operations. At this time, we are unable to estimate the capital expenditures we may make in future years to meet pollution prevention and emissions control objectives, as well as other potential environmental requirements.

Air quality

With respect to air emissions, we anticipate that additional actions and expenditures may be required to meet increasingly stringent federal, provincial, and state regulatory and permit requirements in the areas in which we operate, including existing and anticipated regulations under the US federal Clean Air Act. We continue to monitor developments in these various programs and assess their potential impact on our operations.

In Canada, the Multi-Sector Air Pollutants Regulations (“MSAPR”) established oxides of nitrogen emission standards for gas-fired boilers, heaters, and stationary spark-ignition engines. Facilities must ensure regulated equipment meets mandated emission standards by either 2026 or 2036, depending on the equipment’s baseline emission levels. Our Canadian Nitrogen and Potash facilities operate equipment subject to these regulations and, as of December 31, 2025, we believe we are compliant with the MSAPR requirements.

Water quality

There are international, federal, provincial and state regulatory initiatives underway that may result in new regulatory restrictions on discharges of nutrients, including discharges of nitrogen and phosphorus to waters in the US (“Nutrient Criteria”). There are also ongoing litigation efforts in several jurisdictions of the US that seek to require US environmental agencies to develop new Nutrient Criteria. These litigation and regulatory proceedings may result in new Nutrient Criteria that apply to water discharges from several of the Company’s facilities in the US. Some of the proposed restrictions imposed through Nutrient Criteria also have the potential to require our customers to reduce or eliminate their use of the Company’s products. These Nutrient Criteria could have a material effect on either the Company or our customers, but the impact is not currently predictable or quantifiable with reasonable certainty because many of these initiatives are in relatively early stages and compliance alternatives may be available that do not create material impacts. We are closely monitoring and evaluating the potential impact of these initiatives on our operations.

Waste management

The US Environmental and Protection Agency (“EPA”) regulates the phosphate industry. The Resource Conservation and Recovery Act, which is the US federal statute that governs the generation, transportation, treatment, storage, and disposal of hazardous wastes. The EPA evaluates the mineral processing industry’s compliance with the Emergency Planning and Community Right-to-Know Act and the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 (“CERCLA”).

Several of the Company’s phosphoric acid production facilities have received notices of violation or entered into orders with the EPA as a result of the National Enforcement and Compliance Initiative (“NECI”). These facilities included the Aurora, North Carolina, White Springs, Florida, and Geismar, Louisiana phosphate facilities, as well as the Conda, Idaho phosphate production facility, which was divested in 2018 but for which we retain environmental liabilities attributable to our historic activities. Nutrien settled with the EPA and the Louisiana Department of Environmental Quality at our former Geismar phosphoric acid production facility in October 2022. We are engaged in ongoing negotiations with the EPA and the relevant state environmental agencies to resolve the outstanding matters relating to the other facilities. In these negotiations, we are seeking to minimize the costs and impacts to our future operations consistent with applicable legal requirements, including financial assurance for the future closure, maintenance and monitoring of phosphogypsum stack systems. The full scope of the costs that we may ultimately incur to bring these matters to a conclusion could be material to our operations but are not currently predictable or quantifiable with reasonable certainty. See Note 27 of the 2025 Consolidated Financial Statements for additional contingency information.

GHG emissions and climate change

Nutrien generates GHG emissions directly and indirectly through the production, distribution and use of our products. Some of these emissions are subject to climate change policies and regulations, all of which are developing in unique ways within various federal, provincial and state jurisdictions. Increasing regulation of GHG emissions may impact our operations by requiring changes to our production processes or increasing raw material, energy, production or transportation costs in order to ensure compliance. There are also significant differences in the climate change policies of countries where Nutrien operates. We continuously monitor legislative initiatives and regulatory trends across Canada, the US and internationally to understand developments that could affect our business and operations.

We estimate that our production facilities accounted for approximately 95 percent of our overall Scope 1 and 2 GHG emissions in 2025. Sources of GHG emissions from our upstream production facilities include emissions from the combustion of natural gas, reforming of natural gas to produce hydrogen, which is used to synthesize ammonia, and process emissions from nitric acid production.

Approximately two-thirds of the natural gas required to produce ammonia – the basic building block of all nitrogen fertilizer – is used to provide the necessary hydrogen for the process. The remaining approximately one-third is used as fuel to provide heat for the ammonia production process. We have taken steps and developed strategies in an effort to improve energy efficiency in our production facilities, capture and export CO2, generate lower-carbon heat and electricity, and reduce the amount of N2O emissions from our nitric acid facilities. In our downstream operations, we continue to invest in the development of new crop input technologies and agronomic capabilities that are intended to improve nutrient use efficiency, which aims to increase cropping intensity on existing acres.

Canada

Our Canadian production facilities are located in the provinces of Alberta and Saskatchewan and are subject to provincial GHG emissions trading systems. We continue to look for technologically and economically feasible ways to minimize our Canadian compliance costs through improving our energy efficiency and implementing process improvements that allow us to reduce GHG emissions intensity (Scope 1 and 2) per tonne of our products produced. Our Redwater nitrogen facility has been capturing and exporting CO2 into the Alberta Carbon Trunk Line since late 2019. The Redwater facility sent approximately 274,000 tonnes of CO2 into the Alberta Carbon Trunk Line in 2025.

In 2018, Canada enacted the Greenhouse Gas Pollution Pricing Act (“GGPPA”), which establishes minimum standards for carbon pricing and makes up part of Canada’s strategy for meeting its commitments under the Paris Agreement under the United Nations Framework Convention on Climate Change. The GGPPA is designed to act as a backstop to apply in provinces and territories that do not establish their own carbon pricing systems that meet the minimum federal stringency criteria. Initially, the GGPPA was comprised of two parts: a federal fuel charge and an output-based pricing system (“OBPS”) for large industrial emitters. In April 2025, the consumer-facing federal fuel charge was discontinued. The federal OBPS continues to apply in those provinces that have not enacted large emitter regimes deemed equivalent to the OBPS. Alberta and Saskatchewan, where Nutrien’s large industrial emitter facilities are located, have emitter programs that have previously been deemed equivalent to the OBPS under the GGPPA.

However, in April 2025, Saskatchewan paused the collection of the carbon tax and in May 2025, Alberta announced an indefinite freeze on the carbon price at CAD$95 per carbon dioxide equivalent tonne (“TCO2e”), halting the scheduled increases post-2025. In November 2025, the federal government announced that it will take steps to strengthen the OBPS by developing a long-term price trajectory past 2030 and imposing the federal backstop where provincial systems fall short of the federal equivalency benchmark.

In November 2025, as part of the Canada-Alberta Memorandum of Understanding, it was announced that a new carbon pricing agreement is to be negotiated by April 1, 2026, which is intended to include the ramping up of the minimum effective credit price to $130 per TCO2e. The timing for the credit price ramp-up has not been announced. In addition, as stated in the Canada-Alberta Memorandum of Understanding, the new carbon pricing agreement will increase the price stringency of the Alberta Technology Innovation and Emissions Reduction regulation so that it aligns with the OBPS. Therefore, if executed the new carbon pricing agreement would result in the removal of the Alberta carbon price freeze, which could lead to the posted carbon price increasing from $95 up to $110 per TCO2e in Alberta for 2026 in accordance with the federal schedule.

A formal review of the GGPPA began in late 2025 and is expected to be complete prior to the end of 2026. The provincial programs and their proposed modifications will be reassessed against the updated GGPPA for equivalency. Should a provincial industrial emitter program not achieve or maintain equivalency, the federal OBPS may be applied in its place.

United States

In the US, the EPA has issued GHG emissions regulations that establish a reporting program for emissions of CO2, methane and other GHGs, as well as a permitting program for certain large GHG emissions sources. In September 2025, the EPA proposed to repeal the regulatory reporting requirements for most GHG emissions source categories under the Greenhouse Gas Reporting Program. Several legislative bills have passed or are proposed that offer incentives for clean hydrogen production and carbon sequestration. Some US states have also enacted laws concerning GHG emissions that we are monitoring for impacts on our operations.

The impacts of climate change and future restrictions on emissions of GHGs on the Company’s operations could be material but cannot be determined with any certainty at this time.

Asset retirement obligations

The major categories of our asset retirement obligations include reclamation and restoration expenditures at our Potash and Phosphate sites, including the management of materials generated by mining and mineral processing, such as: various mine tailings and phosphogypsum stacks; land reclamation and revegetation programs; decommissioning of underground and surface operating facilities; general clean-up activities aimed at returning the areas to an environmentally acceptable condition; and post-closure care and maintenance. Asset retirement obligations are generally incurred over an extended period.

As of December 31, 2025, we had accrued a total of $1,333 million for asset retirement obligations, the current portion of which totaled $185 million. For additional information, see Note 22 of the 2025 Consolidated Financial Statements.

Site assessment and remediation

We are also subject to environmental statutes that may require investigation and, where appropriate, remediation of impacted properties. Canadian federal and provincial laws as well as CERCLA and other US federal and state laws impose liability on, among others, past and present owners and operators of properties or facilities at which hazardous substances have been released into the environment. Liability under these laws may be imposed jointly and severally and without regard to fault or the legality of the original actions, although such liability may be divided or allocated according to various equitable and other factors. We have incurred and expect to continue to incur costs and liabilities in respect of our current and former operations, including those of divested and acquired businesses. We have generated and, with respect to our current operations, continue to generate substances that could result in liability for us under these laws.

As at December 31, 2025, we had accrued environmental costs of $343 million for expenditures associated with site assessment and remediation, including consulting fees, related to the clean-up of impacted sites currently or formerly associated with the Company or our predecessors’ businesses. As at December 31, 2025, the current portion of these costs totaled $23 million. The accrued amounts include the Company’s and our subsidiaries’ expected final share of the costs for the site assessment and remediation matters to the extent future outflow of resources is probable and can be reliably estimated. For additional information, see Note 22 of the 2025 Consolidated Financial Statements.

It is often difficult to estimate and predict all of the potential costs and liabilities associated with our current and former operations, and there is no guarantee that we will not in the future be identified as potentially responsible for additional costs associated with our operations, either as a result of changes in existing laws and regulations or as a result of the identification of additional matters or properties subject to environmental costs. For certain matters, we are unable to make a reliable estimate of the amount and timing of any financial effect in excess of the amounts accrued for various reasons including: complexity of the matters; early phases of most proceedings; lack of information on the nature and timing of future actions in the matters; dependency on the completion and findings of investigations and assessments; and the lack of specific information as to the nature, extent, timing and cost of future remediation with respect to those matters. Until we have greater clarity to our liability and the extent of our financial exposure, it is not practicable to make a reliable estimate of the financial effect. For additional information, see Note 27 of the 2025 Consolidated Financial Statements.

5.8 Employees

At December 31, 2025, we employed approximately 25,100 employees. The approximate breakdown of employees is as follows:

	Downstream	Upstream and midstream

	Retail	Potash	Nitrogen	Phosphate	Corporate	Shared services group [1]	Total

Number of employees	15,800	3,200	1,800	1,500	2,400	400	25,100

1 Our shared services group includes employees in our Commercial organization, which provides sales and logistics services to our upstream Potash, Nitrogen and Phosphate segments.

We have entered into 13 collective bargaining agreements with labor organizations representing our employees. The following table sets forth the plant locations where we have entered into collective bargaining agreements and their respective expiry dates.

Plant location	Collective bargaining agreement expiry date
Allan, Saskatchewan	April 30, 2025[1]
Cory, Saskatchewan	April 30, 2025[1]
Lanigan, Saskatchewan	January 31, 2027
Patience Lake, Saskatchewan	April 30, 2025[1]
Regina, Saskatchewan (Access Distribution)	December 31, 2027
Regina, Saskatchewan (Sites and Office)	December 31, 2027

Plant location	Collective bargaining agreement expiry date
Vanscoy, Saskatchewan	April 30, 2026
Mulberry, Florida	May 31, 2027
White Springs, Florida	March 6, 2028
Greenville, Mississippi	August 26, 2028
Cincinnati, Ohio	November 1, 2029
Lima, Ohio	October 31, 2027

1 The terms of this collective bargaining agreement, including new expiry date, remain under renegotiation as of the date hereof.

In jurisdictions such as Australia and Brazil, employees are self-represented through other forms of collective bargaining such as enterprise award agreements or work councils. We believe we have an effective working relationship with our employees, and the unions representing them.

5.9 Social and environmental policies

Code of Conduct

Our Code of Conduct (“Code”) helps us fulfill our responsibilities by: committing to the public and our stakeholders our uncompromising integrity in every aspect of our efforts; describing our values and principles of business conduct, including our own high standards and fundamental respect for the rule of law; guiding employees on how to engage in integrity-based decision-making that demonstrates and sustains our commitment to doing business the right way in all our operations around the world; and outlining how our commitment supports our stakeholders. The Code also outlines our commitment to compliance with all applicable laws in any jurisdiction where we do business. All of Nutrien’s employees, directors and officers are required to comply with the Code.

We actively promote integrity through the Code and numerous supporting policies, which are reinforced by risk assessments, due diligence procedures, training and our speaking-up and integrity investigation processes. Key topics addressed in the Code include: respect in the workplace, anti-corruption and anti-bribery, privacy, conflicts of interest, corporate disclosure and securities trading. All Nutrien employees, directors and officers are required to complete formal training on the Code and certify compliance with the Code annually. Our confidential 24-hour, 365 days a year, externally administered Integrity Helpline complements other methods of speaking up that enable employees and stakeholders to report any violations or suspected violations of the Code and other associated Nutrien policies, or any behavior that does not comply with applicable laws. The Code also clearly sets out our no-retaliation policy, which is designed to enable employees to raise good faith concerns in a safe environment without fear of retaliation.

Anti-Corruption Policy

We operate in a wide range of jurisdictions and are vigilant and proactive in detecting and preventing bribery and corruption. Our Anti-Corruption Policy requires those who work for and on behalf of Nutrien to ensure that their own conduct fulfills Nutrien’s commitment to compliance with all applicable anti-bribery and anti-corruption laws. It applies to Nutrien’s directors, officers, employees, representatives, consultants, and other agents of Nutrien and each of its subsidiaries and in every country where we do business.

Nutrien maintains an anti-corruption program that includes:

•	identifying high-risk third parties, including acquisition targets and potential joint venture partners, and conducting appropriate diligence;
•	incorporating anti-corruption clauses in contracts and/or obtaining certifications that include anti-corruption language for high-risk third parties;
•	requiring anti-corruption training and other risk mitigation steps where appropriate, such as continued monitoring to identify and address any potential issues;
•

enabling and encouraging employees and other stakeholders to speak up about any suspected non-compliance with our Anti-Corruption Policy or any applicable laws, in a safe, confidential environment without fear of retaliation; and

•	maintaining appropriate books and records and an appropriate system of internal accounting controls.

Supplier Code of Conduct (“Supplier Code”) and Procurement Policies

The Supplier Code is included within our standard form supplier contract terms and conditions for purchase of goods and/or services. This communicates our requirements for suppliers, their employees, and subcontractors to conduct their operations pursuant to the contract and the Supplier Code included therein. In accordance with our Supplier Code, this includes terms related to human rights and labor in our supply chains, including prohibitions on illegal, forced, compulsory, child labor and human trafficking, and impose requirements regarding health and safety, working conditions, wages, hours of work and others.

Where suppliers refuse to follow the principles of the Supplier Code or show signs that they are not committed to improving their practices to comply with its principles, Nutrien will review our relationship with the supplier. Where contractual commitments and applicable laws permit, this review may include termination of our relationship with the non-compliant supplier.

Our procurement governance is designed to ensure that fair consideration is given to all potential suppliers. This governance requires Nutrien personnel responsible for procuring goods and/or services, in collaboration with internal stakeholders, to evaluate the level of risk suppliers may create for Nutrien and act appropriately, including conducting appropriate due diligence.

We provide an Indigenous Content Playbook in Saskatchewan to assist suppliers in developing local Indigenous content in their own organizations and supply chains. We continue to deepen our Potash Indigenous supply chain strategy to support and identify contract and engagement opportunities that drive local impact. We believe in building and maintaining relationships that provide shared business value with Indigenous communities.

Safety, Health, Environment and Security (“SHE&S”)

We are committed to the care and protection of our people, environment, community and customers. Safety is a core value of our organization.

Under our SHE&S Policy, our goals are to:

•	protect our people, assets, facilities, communities and environment;
•	proactively prevent incidents and minimize risk by continuously improving our safety, health environment and security performance;
•	promote employee physical and mental health and well-being;
•	promote psychological safety in the workplace; and
•	drive excellence in SHE&S across our operations and supply chain.

We strive to accomplish these goals through our SHE&S vision: “Everyone home safe, every day,” which brings our SHE&S Strategy (Culture of Care) and Actions (The Nutrien Way) to life, guiding daily actions and behaviors. Nutrien ensures leaders, and their teams, are well supported with SHE&S expertise and resources to help everyone go home safe, every day. Nutrien’s commitment to safe workplace practices is integral to our operational integrity. We continuously evaluate and improve our policies to meet evolving standards and expectations, ensuring our business practices align with our core values and stakeholder expectations. We have a comprehensive SHE&S system that includes regular training, risk assessments and proactive safety culture initiatives.

In 2025, we transitioned oversight of sustainability topics from our Safety and Sustainability Committee to the Corporate Governance & Nominating Committee (the “CG&N Committee”) and renamed our Safety and Sustainability Committee to the Safety Committee. This change reflects a deliberate integration of both safety and sustainability across Nutrien’s enterprise. It also allows our Safety Committee to focus on operational safety, health, environment and security-related matters.

The Safety Committee has responsibility for the oversight of the Company’s activities as they relate to ensuring that appropriate policies, systems and personnel are in place to support safe and sustainable operations and the long-term viability of the Company, including its consideration of stakeholders relevant to the creation and preservation of long-term value. This oversight includes the ongoing monitoring and development of the Company’s safety strategy and incorporates operational safety, environment, health and security-related matters. The Safety Committee directly reports to and advises the Board on these matters. The Safety Committee meets on a recurring basis to monitor performance and discusses strategies and plans that support continuous improvement, with an overall focus on SHE&S management systems.

Technical support and assurance for our operations are managed at multiple levels within the organization, including centrally through our corporate team, and at business unit and site levels. We share responsibility for maintaining integrated systems, performance monitoring, providing technical expertise and conducting business unit SHE&S and Process Safety Management audits. The use of an integrated and structured assurance program supports our drive for continuous improvement at our facilities and operations. In addition to a central SHE&S team providing deep technical expertise across our organization, we have established SHE&S resources within each business unit with clear lines of responsibility, accountability and visibility. This central and distributed structure enables us to focus on both oversight and governance as well as direct engagement in our operational teams.

We maintain global, ongoing working relationships with multiple industry associations and regulatory agencies. These relationships ensure new or changing regulations are identified, understood, evaluated and communicated in advance of change. Industry association relationships enhance our risk management compliance with regulatory expectations and provide opportunities to share best practice and leading SHE&S innovations and technologies.

5.10 Risk factors

Our performance and our future operations are and may be affected by a wide range of risks, many of which are outside our control. The following section describes our key risks and uncertainties, including general and ongoing risks. Any or all of these risks, or other risks not presently known to us or that we do not consider material, could have a material adverse effect on our business, financial condition, results of operations, cash flows, value of our common shares and debt securities and, in certain cases, our reputation.

Competition and macroeconomic conditions could impact our short- and long-term profitability

Global macroeconomic conditions and shifting market fundamentals, including tariffs and trade and export restrictions, market volatility, geopolitical conditions, and increased price competition or new entrants, or a significant change in agriculture production or consumption trends, could lead to a sustained environment of reduced demand for our products, decreased or volatile commodity prices, and/or increased costs, and negatively impact our short- and long-term profitability.

We are subject to intense price competition from both domestic and foreign sources, including state-owned and government-subsidized entities. Crop nutrients, including potash, nitrogen and phosphate, are global commodities with little or no product differentiation, and customers make their purchasing decisions principally on the basis of delivered price and, to a lesser extent, on customer service and product quality. Historically, selling prices for our products have fluctuated in response to periodic changes in global and regional supply and demand conditions. Supply is affected by available capacity and operating rates, raw material costs and availability, government policies and global trade that could adversely affect our operating results.

Periods of high-demand, high-capacity utilization and increasing operating margins tend to result in investment in production capacity, which may cause supply to exceed demand and capacity utilization and realized selling prices for our products to decline, resulting in possible reduced profit margins. Such conditions could also include impairment of the value of our assets, and temporary or permanent curtailments of production. Competitors and potential new entrants in the markets for potash, nitrogen and/or phosphate have in recent years expanded capacity, begun construction of new capacity, or announced plans to expand capacity or build new facilities. The extent to which current global or local economic and financial conditions, changes in such conditions, or other factors may cause delays or cancellation of some of these ongoing or planned projects or result in the acceleration of existing or new projects, is uncertain. Future growth in demand for our products may not be sufficient to absorb excess industry capacity. Furthermore, our business is cyclical, which can result in periods of industry oversupply during which our results of operations may be negatively impacted, as the price at which we sell our products typically declines during such periods, resulting in possible reduced profit margins, and could include impairments of the value of our assets and temporary or permanent curtailments of production.

We are impacted by global market, economic and geopolitical conditions that have in the past adversely affected, and could in the future adversely affect, agriculture commodity trade flows and demand for crop nutrients or increase prices for, or decrease availability of, raw materials and energy necessary to produce our products. These conditions include international trade disputes (including withdrawal from or modification to existing trade agreements, negotiation of new trade agreements, non-tariff trade barriers, local content requirements, the imposition of new or retaliatory tariffs and/or trade restrictions, or other developments affecting global trade), international crises or risks thereof (including volatility in the global market resulting from the ongoing war in Eastern Europe and the conflict in the Middle East), rising incomes in developing countries, the relative value of the US dollar and its impact on the importation of fertilizers, foreign agricultural policies, and the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, and other regulatory policies of foreign governments, as well as the laws and policies affecting foreign trade and investment.

Ongoing geopolitical conflicts, including the current war in Eastern Europe and the conflict in the Middle East may continue to have potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices. Certain countries including Canada, the US, Australia and certain European countries, have imposed strict financial and trade sanctions against Russia, with Russia and Belarus imposing retaliatory sanctions of their own, which have had, and may continue to have, far-reaching effects on the global economy, energy and commodity prices, food security, and crop nutrient supply and prices. The implications of these geopolitical conflicts are difficult to predict with any degree of certainty at this time. While Nutrien does not have operations in Eastern Europe or the Middle East, there continues to remain uncertainty relating to the potential impact of the conflicts and their effect on global food security, farmers, energy prices, supply chains, and the market outlook for crop nutrient market supply and demand fundamentals and nutrient prices, and they could have a material and adverse effect on our business, financial condition and results of operations.

Trade disputes, tariffs and other restrictions may lead to volatility in commodity prices, increased input costs, disruptions in historical trade flows and shifts in planting patterns that could have an adverse effect on our business, financial condition and results of operations. Additionally, some of our customers require access to credit to purchase our products and a lack of available credit to customers in one or more countries due to this deterioration could adversely affect demand for crop nutrients, as there may be a reluctance to replenish inventories in such conditions.

Our business may be adversely affected by changing regulations

We are subject to numerous federal, state, provincial and local environmental, health and safety laws and regulations, including laws and regulations relating to land, water and raw material use and management; the development, manufacture, approval, sale, use or transportation of our products; the emission of contaminants to the air or water, including GHG emissions; land reclamation; the generation, treatment, storage, transportation, disposal and handling of hazardous substances and wastes; the clean-up of hazardous substance releases; commercial transportation; royalties and taxes (including income taxes); and the demolition of existing plant sites upon permanent closure. Specifically, our mining and manufacturing processes release CO2 and other GHGs and consume energy generated by processes that result in GHG emissions.

We incur significant costs and associated liabilities in connection with our compliance with these laws and regulations, and violations of environmental, health and safety laws or regulations can result in substantial penalties, court orders, civil and criminal sanctions, permit revocations, investigations, possible revocation of our authority to conduct our operations or transport our products, and facility shutdowns. There are substantial uncertainties as to the nature and timing of any future regulations with many of the laws and regulations continuing to become increasingly stringent, and the cost of compliance can be expected to increase over time. New or revised laws or regulations may result from pressure on lawmakers and regulators to address climate change, biodiversity, product stewardship, product use or product claims concerns, transition to a low-carbon economy, or to address concerns related to fertilizer and food prices, accidents, terrorism or transportation of dangerous goods. Increased or more stringent laws or regulations, including protectionist policies in certain jurisdictions or for the benefit of favored industries or sectors, if enacted, or re-interpretation of current laws and regulations, could impact our ability to produce, sell, apply, use or transport certain products, increase our raw material, energy, transportation, and compliance costs, reduce our efficiency, require us to make capital improvements to our facilities, require us to obtain additional permits or approvals, and have a negative effect on our customer satisfaction, reputation and financial performance. The failure to receive necessary permits or approvals as a result of increased or more stringent laws or regulations could have near- and long-term effects on our ability to produce and sell some current and future products. Our costs to comply with, or any liabilities under such laws and regulations could have a material adverse effect on our business, financial condition, results of operations and cash flows. To the extent that such regulations, including GHG emissions restrictions, are not imposed in the countries where our competitors operate or are less stringent than regulations that may be imposed in the US, Canada or the other jurisdictions in which we operate, our competitors may have cost or other competitive advantages over us.

We hold numerous environmental, mining and other governmental permits and approvals authorizing operations at each of our facilities. Continuation and/or expansion of our operations is dependent upon renewing or securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed material permit or approval, or to revoke or substantially modify an existing permit or approval, could materially adversely affect our ability to continue operations at the affected facility.

Environmental and health and safety laws, regulations and standards governing our products may expose us to the risk of substantial costs and liabilities, including liabilities associated with our business and chemicals or products which we may have produced or used in our discontinued operations. We may face liability arising out of the normal course of business or now discontinued operations, including alleged personal injury or property damage due to exposure to chemicals or other hazardous substances at our current or former facilities or chemicals that we manufacture, handle or own. Further, products reviewed by regulators and labeled safe for use may still be challenged by third parties, which could result in lawsuits or claims. Any substantial liability under environmental and health and safety laws, regulations and standards related to our products or current or former operations could have a material adverse effect on our financial condition, results of operations and cash flows.

Various stakeholders, including legislators and regulators, shareholders, and non-governmental organizations, as well as companies in many business sectors, including Nutrien, are continuing to examine ways to reduce GHG emissions. New or current regulation of GHG emissions could result in additional costs to Nutrien in the form of taxes or emission allowances, facilities improvements, energy costs, compliance costs or otherwise, which, in turn, could increase Nutrien’s operational costs. In addition, the regulation of GHG emissions may cause increased input costs and compliance-related costs for agricultural customers, which could result in lower demand for our products and reduced revenues. Because the impact of any future GHG-related legislative or regulatory requirements on Nutrien’s business and products is dependent on the timing and design of such requirements, in different jurisdictions, Nutrien is unable to predict with any certainty the potential impact on it at this time.

We are subject to antitrust laws in various countries throughout the world. A significant portion of our business activities is conducted in countries under existing trade agreements and regulations. The US Department of Justice has recently launched antitrust investigations into pricing practices within the agricultural industry. Changes in antitrust laws, trade agreements or regulations may limit our operations or the operations of Canpotex and could negatively impact opportunities for future acquisitions or organic growth.

We are also subject to taxes in jurisdictions where we are organized or conduct business. Tax rates in the various jurisdictions in which we operate may be subject to significant change. Taxation matters, including changes in tax laws or rates, adverse determinations by taxing authorities, and imposition of new taxes could adversely affect our strategy, financial condition, results of operations and cash flows.

Our operations may be affected by political, economic and social instability

We are a global business with significant operations in Canada and the US as well as operations outside of North America, including Australia, South America, certain European countries and Trinidad.

We are subject to numerous risks and uncertainties relating to international sales and operations, including: difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations; abrupt or unexpected changes in regulatory environments; conflicting cultural practices and business practices; increased government regulation of the economy and/or state ownership of enterprises; changes in tax or royalty laws and regulations; labor conditions or disruptions; forced divestitures or changes to or nullification of existing agreements, port access, mining permits or leases; political and economic instability in areas in which we operate or elsewhere, including the possibility for civil unrest, military or armed conflicts, inflation (including volatile and/or high inflation levels), supply chain disruptions and adverse economic conditions resulting from governmental attempts to reduce inflation, such as imposition of higher interest rates and wage and price controls; nationalization of properties or assets by foreign governments; the imposition of tariffs, trade restrictions, or other changes to international trade agreements, limitations and/or increased costs on the repatriation of foreign earnings, and exchange controls, international sanctions, embargoes, barriers or other restrictions; restrictions on monetary distributions; public health crises, and actions taken and measures imposed by government or regulatory bodies in connection therewith; and currency exchange rate fluctuations between the US dollar and foreign currencies.

The occurrence of any of the above risks and uncertainties in the countries in which we operate or elsewhere could jeopardize or limit our ability to transact business and could adversely affect our revenue, operating results or the value of our assets located in such countries.

Our governance and compliance processes, which include the review of internal control over financial reporting and specific internal controls in relation to offers of things of value to government officials and representatives of state-owned enterprises, may not prevent potential violations of law, including anti-corruption or anti-bribery laws, accounting, or governance practices. Our Code, together with our mandatory policies, such as our Anti-Corruption and Competition Law Policies, may not prevent instances of fraudulent behavior and dishonesty nor guarantee compliance with legal or regulatory requirements. This may lead to regulatory fines, disgorgement of profits, litigation, loss of operating licenses or reputational damage.

Agricultural changes and trends could adversely impact our business

The agricultural landscape continues to be impacted by factors including, but not limited to, farm and industry consolidation, technology developments or a lack thereof, sustainability and biodiversity practices, changing government programs and policies, trade disputes and tariffs and other trade restrictions, climate change, and shifting social trends, many of which vary from jurisdiction to jurisdiction.

Farm consolidation in the US and other developed markets has been ongoing for decades and is expected to continue as farmer demographics shift and advancements in innovative technology and equipment enable farmers to manage larger operations to create economies of scale in a lower-margin, more capital-intensive environment. Consolidation in the crop nutrient industry has resulted in greater resources dedicated to expansion, research and development opportunities, leading to increased competition in advanced product offerings and innovative technologies. Some of our competitors have greater total resources than us or are state supported, which make them less vulnerable to industry downturns and better positioned to pursue new expansion and development opportunities.

The advancement and adoption of technology and digital innovations in agriculture and across the value chain have increased and are expected to further accelerate as farmer demographics shift and pressures from consumer preferences, governments and climate change initiatives evolve. The development of seeds that require less crop nutrients, development of full or partial substitutes for our products, or developments in the application of crop inputs such as improved nutrient use or crop protection efficiency through use of precision agriculture could also emerge, all of which have the potential to adversely affect the demand for our products and our financial condition, results of operations and cash flows.

Further, digital innovations and use of new technology in the agriculture market, among other things, by new or existing competitors could alter the competitive environment, resulting in existing business models being disrupted, which may adversely impact our Retail operations and financial performance.

Agriculture is dependent on a healthy ecosystem to sustain our global food supply. Farmers are dealing with an increasing focus on sustainability in the agriculture industry, including changing consumer behavior and preferences, food supply chain ethics and transparency and traceability, soil health and nutrient preservation, water use, regulatory requirements such as potential nutrient application, diminishing biodiversity, and GHG emissions, among other things.

These factors as well as other factors affecting long-term demand for our products and services (such as population growth and changes in dietary habits) could adversely impact our strategy, demand for our products and our financial condition, financial performance, results of operations and cash flows.

We may be unable to access sufficient, cost-effective or timely transportation, distribution and storage of our products, or our supply chains may be disrupted, which could have an adverse effect on our business

We rely on dependable and efficient transportation services, the disruption of which could result in difficulties supplying materials to our facilities and/or impair our ability or make it more costly for us to deliver products to customers in a timely manner. We rely on railroad, trucking, pipeline, access to navigable rivers and waterways, and other transportation service providers to transport raw materials to our manufacturing facilities, to coordinate and deliver finished products to our storage and distribution system and our Retail centers, and to ship finished products to our customers.

Our ability (or the ability of the third parties upon which we rely) to provide sufficient, cost-effective or timely transportation and storage of product may be challenged due to a number of factors, including labor disputes, such as strikes or lockouts, system failures, accidents (such as spills or derailments), delays, supply chain interruptions (including as a result of geopolitical events), adverse weather or other environmental events (including high or low river water conditions and other events related to climate change), explosions, fires or other unexpected outages, adverse operating conditions (including aging transportation infrastructure, railroad and port capacity constraints, availability of vessels and railcars, or changes to rail or ocean freight systems), swings in demand for our products, increased shipping demand for other products, adverse economic conditions, deliberate sabotage and terrorist incidents, labor difficulties and shortages, a change in our export, sales or marketing company relationships, or otherwise. This could result in delays and increased costs, lost revenue, and reputational damage with our customers.

If certain key inputs, raw materials, parts and/or supplies used in our manufacturing, processing or downstream Retail operations are not available, our business could be disrupted. Certain factors which may impact the availability or costs of raw materials and supplies are out of our control including, but not limited to, disruptions resulting from weather, economic conditions, geopolitical factors, regulatory instability, export controls, sanctions, imposition of new or changes to existing tariffs, manufacturing delays or disruptions at suppliers’ facilities or supplier operations, shortage of materials, interruption of energy supply, pandemics or other public health crises, and unavailable or poor supplier credit conditions.

Our information technology systems, infrastructure and data may become the target of cybersecurity attacks

Information technology systems and operational control systems are embedded in our business and as we advance our digital capabilities, financial lending programs, process automation systems, and the use of artificial intelligence, we may become more exposed to cyberattacks, which continue to become increasingly sophisticated and costly to defend. Further, increased reliance on third-party service providers, cloud-based platforms, and remote working arrangements have required adjusted tactics to respond to a changing threat landscape and may result in increased cybersecurity risk exposure. Cybersecurity risks include attacks on information technology and infrastructure by hackers, industrial espionage, terrorist attacks, damage or loss of information due to viruses, ransom events, the unintended disclosure of confidential information and/or personally identifiable information, the misuse or loss of control over computer control systems, power outages, business and/or supply chain disruptions, and related breaches (intentional or otherwise), any of which may see their effectiveness enhanced by the increasing use of artificial intelligence.

Targeted attacks on our systems (or on systems of third parties that we rely on), failure or non-availability of key information or operations technology systems (whether our own systems or systems of third parties that we rely on), or a breach in security measures designed to protect our technology systems could result in property damage, theft, misuse, modification and destruction of information, including trade secrets and confidential business information and/or personally identifiable information, and cause business disruptions, reputational damage, extensive personal injury, and third-party claims, which could negatively impact our operations and our financial performance. Our potential liability related to such claims by parties described above may not be contractually capped nor fully covered by our insurance. There is no guarantee that cybersecurity insurance coverage will continue to be available on commercially reasonable terms or at all.

Nutrien collects certain personally identifiable information and other data integral to parts of its business processes and activities. This information and other data is subject to a variety of US, Canadian, and foreign laws and regulations, including oversight by various regulatory or other governmental bodies, and laws and regulations concerning the collection and use of such information and other data obtained from their residents or by businesses operating within their jurisdictions. Any inability, or perceived inability, to adequately address privacy and data protection concerns, even if unfounded, or to comply with applicable laws, regulations, policies, industry standards, contractual obligations or other legal obligations (including at newly acquired companies) could result in additional cost and liability to Nutrien or its officials, damage our reputation, inhibit sales, and otherwise adversely affect our business.

We may fail to maintain high levels of safety and health or to protect the environment

Our operations are subject to safety, health and environmental risks inherent in mining, manufacturing, transportation, storage and distribution. Risks may include: incidents relating to operation of equipment and exposure by personnel to thermal, electrical, mechanical, chemical, gravitational, pneumatic and hydraulic operations, maintenance activities and road transportation/travel; underground water inflows at our potash mines; explosions; fires; fire or ground fall; severe weather and natural disasters; train derailments and collisions, vessel groundings and other transportation and maritime incidents; leaks and ruptures involving storage tanks, pipelines and railcars; spills, discharges, and releases of toxic or hazardous substances or gases; uncontrolled tailings, gypsum stack or other containment breaches; significant subsidence from mining activities; civil unrest; and deliberate sabotage and terrorist incidents. Additionally, other hazards specific to our Nitrogen and Phosphate sites include, but are not limited to: engulfment; hydrogen sulfide (“H2S”) exposures; contact with electrical conductors; hazards associated with reclamation activities inclusive of work around bodies of water; and work-at-height hazards/fall protection exposure prevention. We also have personnel who work or travel in higher-risk countries and are subject to increased safety and security risks as a result.

The potash mining process is complex and subject to certain geological conditions and hazards, including the presence of certain gases, such as those containing H2S, and the presence of water-bearing strata above and below many underground mines, which pose the risk of water inflows. It is not uncommon for water inflows of varying degrees to occur in potash mines. While it is difficult to predict if, when or to what degree such inflows could occur, we are able to better predict and prepare for mine-threatening inflows with the use of 3D seismic and accompanying mining guidance standards. At our Saskatchewan potash mines, we experienced water inflows that are being monitored and managed, as appropriate. An increase to the frequency and/or significance of inflows at our potash mines could result in increased operational costs, increased risk of personal injury, production delays or stoppages, the abandonment and closure of a mine, and/or damage to our reputation. The risk of underground water inflows, as with most other underground risks, is currently not insured.

Failure to identify, proactively mitigate or appropriately respond to a safety, health or security incident could result in injuries or fatalities among our employees, contractors or residents in communities near our operations. Such incidents may lead to civil and/or criminal liabilities arising out of personal injuries or death, operational interruptions, regulatory intervention, such as stop work orders, citations, restrictions or other enforcement actions, and shutdown or abandonment of affected facilities. Preventing or responding to incidents could require us to expend significant managerial time and effort, and financial resources to remediate safety issues, compensate injured parties or repair damaged facilities. Any of the foregoing could have an adverse impact on our ability to produce or distribute product, our financial results and our reputation. Failure to prevent an environmental incident could impact the biodiversity, water resources, and related ecosystems near our operations, cause personal injury and significant environmental damage, and result in significant fines or penalties. Such incidents could also adversely impact our operations, financial performance or reputation.

We may fail to attract and retain talent and/or develop the right organizational culture and resources, which could have an adverse effect on our business

Our ability to attract and retain qualified top talent, including for skill sets that are in high demand or in certain regions, and provide the necessary organizational structure, programs, and culture to engage and develop our employees, including providing a respectful and inclusive workplace, is crucial to our growth and achieving our business results. We also face risks related to succession planning, including the potential loss of key leaders or insufficient readiness of internal successors, which could affect continuity in critical roles.

Although we strive to be an employer of choice, competition for skilled employees in certain geographical areas can be significant and we may not be successful in attracting, developing or retaining such skilled employees. We could experience increases in our recruiting and training costs, and decreases in our operating efficiency, productivity and financial performance if we are not able to attract, hire and retain a sufficient number of skilled employees to support our operations. Our success also depends in part on certain skilled employees and the loss of their services could have a material adverse effect on our business, financial condition and results of operations.

In addition, we invest significant time and expense in training and developing our employees, which increases their value to competitors, who may seek to recruit them. Failure to develop the right organizational structure or culture or promote and foster a respectful and inclusive workplace could result in decreased productivity, reliability, efficiency and safety performance, higher costs or reputational harm. It could also negatively impact our ability to attract and retain employees, take on new projects or acquisitions and sustain operations, which could negatively affect our operations or our ability to grow.

We may fail to effectively redeploy capital to achieve sustained growth

Challenges may arise in the capital allocation process due to changing market conditions, including the unavailability, due to geopolitical, market or other reasons, of appropriate capital deployment opportunities, and our ability to anticipate and incorporate such changes in our decision-making process. Inefficiencies in the capital allocation process or decisions that are not consistent with strategic priorities or that do not properly assess risk may also lead to inefficient deployment of capital. Failure to allocate capital in an effective manner may lead to reduced returns on capital invested, operational inefficiencies, damage to our reputation or limitations on our access to capital.

When we undertake any strategic initiatives, our ability to achieve the expected returns and other benefits will be affected by our degree of preparedness and ability to execute.

We have undertaken and continue to undertake various projects, including capital and business process improvement and transformation projects. These projects involve risks, including (but not limited to) changing market conditions, difficult environmental conditions, suboptimal project prioritization and capital allocation, factors negatively impacting costs (such as escalating costs of labor and materials, unavailability and underperformance of skilled personnel, suppliers of materials or technology and other third parties we retain, design flaws or operational issues, or poor project management oversight) or poor transition through project stages. Any of the foregoing risks could impair our ability to realize the benefits we had anticipated from the projects and negatively impact our financial performance.

With respect to any completed and future acquisitions, we are dependent upon our ability to successfully consolidate functions and integrate culture, operations, technology, systems, procedures, and personnel of acquired businesses in a timely and efficient manner. The integration of assets and operations requires the dedication of management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities or operational matters during the process. The integration process with respect to any completed or future acquisitions may result in the disruption of our existing business and customer relationships, which may adversely affect our ability to achieve the anticipated synergies and other benefits and may, in turn, negatively affect our financial performance, including the risk of asset impairments.

We also continue to evaluate the potential disposition of assets and operations that may no longer help us meet our objectives. When we decide to sell assets or operations, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms or in a timely manner, which could delay the accomplishment of our strategic objectives. Divestitures may also result in ongoing financial, legal or other involvement in the divested business through indemnification obligations and other financial arrangements which could affect future financial results and/or our financial position.

We may fail to maintain the support of our stakeholders for our business plans

The nature of our business makes it crucial to maintain a strong reputation and positive relationships with key stakeholders, including shareholders, customers, our employees, suppliers, landowners, local and Indigenous communities, and governments, among others. Damage to our reputation can occur from our actual or perceived actions or inactions and a range of events and circumstances, including through our supply chain, many of which are out of our control. This includes with the media and in social media, which has made it easier for individuals and groups to share their opinions of us and our activities, whether accurate or not, which could damage our reputation.

Our reputation as a company doing business with integrity is essential to building and maintaining trusted relationships with stakeholders, as well as reducing our legal and financial risk. Damage to our reputation could result in, among other things, a decrease in the value of our common shares and debt securities, decreased investor confidence, challenges in attracting and retaining talent, challenges in maintaining positive relations with the communities in which we operate and other important stakeholders, and increased risks in developing our resources, any of which could have a material adverse effect on our operations, projects and financial position.

Our stakeholders may place increasing importance on the structure of our business, our ability to execute on our strategy, the customers, farmers and suppliers we do business with, and sustainability, social responsibility, and product stewardship considerations. Underperformance due to weak market fundamentals or business issues, inadequate communication, engagement and/or collaboration with our stakeholders, perception gaps between consumers and the agriculture industry, inadequate management of climate change, biodiversity, or other environmental or social issues, inadequate management of our products or supply chain, or dissatisfaction with our practices or strategic direction, including our capital allocation priorities, may lead to a lack of support for our business plans. In addition, in recent years, there has been a growing “anti-ESG” sentiment that has gained momentum in the US, with several states and Congress having proposed or enacted “anti-ESG” policies, legislation, or initiatives, issued related legal opinions or held related hearings, and the current US presidential administration having issued executive orders that, among other things, target diversity, equity and inclusion (“DEI”) initiatives in the private sector. Such anti-ESG and anti-DEI-related policies, legislation, initiatives, litigation, legal opinions and scrutiny could result in the Company facing additional US compliance obligations, becoming the subject of investigations and enforcement actions, or sustaining reputational harm. Our stakeholders may hold a range of views on these types of initiatives and may not support our approach to these matters. Loss of stakeholder confidence could impair our ability to execute on our business plans, negatively impact our ability to produce and/or sell our products, lead to reputational and financial losses, or negatively impact our access to or cost of capital or shareholder action.

Climate change may have an adverse effect on our business

Our business, suppliers and our customers are subject to risks related to or resulting from climate change, which are commonly grouped into physical risk and transition risk categories.

Physical risks include the impact that climate change could have on our operations, our customers, and our supply chain. Climate change may cause or result in, among other things, more frequent and severe weather events, such as storms, hurricanes, floods, heat waves, droughts, and/or changing weather factors, such as changing temperatures, precipitation, wind, and water levels. Chronic physical impacts from climate change may also affect the availability and suitability of arable land, including crop quality and soil health, and contribute to loss of biodiversity and unpredictable shifts in the average growing season and/or types of crops produced and/or crop yields, which could impact the long-term demand for our products and services. The results of climate change or droughts may also affect the water levels of certain waterways used in our supply chain network or availability of water (including water use restrictions) for use in our operations. Freshwater availability is critical to our operations and our customers, but localized challenges can exist regarding availability and quality of water, which may be intensified by the effects of climate change. Physical risks from climate change may also result in operational or other supply chain delays, depending on the nature of the event. These events may impact the demand for our products, availability and/or cost of transportation and distribution, resource inputs, materials or insurance, or increase the costs to our operations or capital projects.

Transition risks relate to the risk inherent in changing strategies, policies or investments as society and industry work to reduce the reliance on carbon and impact on the climate. Impacts of transition risks include, among other things, policy constraints on carbon emissions, imposition of carbon pricing mechanisms and carbon taxes, enhanced climate reporting obligations, risks associated with investments in new technologies, costs to transition to lower emissions technologies, stranded assets, diminished access to capital and financing, water restrictions, land use restrictions or incentives, changing consumer behavior and preferences, and market demand and supply shifts. There are also reputational risks associated with climate change, including our stakeholders’ perception of the agriculture industry and our role, strategies and capital allocation decisions relating to the transition to a lower-carbon economy.

There can be no assurance that our efforts to anticipate the costs associated with mitigating the physical risks of climate change and working with governments and industry on potential regulatory requirements associated with climate change will be effective or that climate change or related governmental policy action in response to climate change will not have an adverse impact on our business and negatively impact our strategy, financial condition, results of operations, and/or cash flows, and our reputation and stakeholders’ support.

See the discussions under “Agricultural changes and trends could adversely impact our business” and “Our business may be adversely affected by changing regulations” for further consideration of the potential impacts of climate-related events on demand for our products, on our operations and on the regulatory environment we operate within.

Adverse weather conditions and/or seasonality may impact demand for our products or delay farmer purchases

Our business and our customers are impacted by weather patterns and conditions, including storms, hurricanes, tornadoes, floods, heat waves, droughts and other events. Adverse conditions, including as a result of climate change, that can delay or intermittently disrupt fieldwork during the planting and growing seasons may cause agricultural customers to use different forms of crop nutrients and crop protection products, which may adversely affect demand for the forms of products that we sell, or may impede farmers from applying our crop nutrients and crop protection products until the following growing season or in some cases not at all, resulting in lower demand for our products and reduced revenues.

We face the significant risk and cost of continuing to carry inventory should our customers’ activities be curtailed during their normal application seasons. We must manufacture and distribute products throughout the year in order to meet peak season demand, as well as react quickly to unexpected changes in weather patterns that affect demand. Weather can also have an adverse effect on crop yields, which could lower the income of farmers and impair their ability to purchase our crop nutrients, crop protection, and seed products and services. Adverse weather conditions could also impact transportation of fertilizer, which could disrupt our ability to deliver our products to our customers and farmers on a timely basis. As a result, our quarterly financial results may vary significantly from one year to the next due to weather-related shifts in planting schedules and purchasing patterns, and losses due to adverse weather conditions in one quarter may not be recovered in the following season.

Additionally, our business is seasonal and varies based on several factors, including application rates, weather, soil conditions and crop mix. Farmers tend to apply crop nutrients during short application periods, such as in the spring, before planting, and in the fall after harvest. As a result, the strongest demand for our products typically occurs during the spring and fall seasons. In contrast, we and other crop nutrient producers generally produce our products throughout the year, and, as a result, we generally build inventories during the low demand periods of the year to provide timely product availability during the peak sales seasons.

If sales significantly differ from our projections, our profitability, inventory levels, working capital or liquidity may be negatively impacted. The degree of seasonality of our business can change significantly from year to year due to global weather patterns, conditions in the agriculture industry and other factors.

An inability to successfully manage the implementation of our new enterprise resource planning system

We continue to implement a new enterprise resource planning (“ERP”) system. This system will replace many of our existing operating and financial systems. Such an implementation is a major undertaking, both financially and from a management and personnel perspective. Any disruptions, delays or deficiencies in the design and implementation of our new ERP system could adversely affect our ability to process orders, ship products, provide services and support, send invoices and track payments, fulfill contractual obligations, or otherwise operate our business and affect our internal controls over financial reporting.

Our operations are exposed to counterparty risk

We are exposed to the risks associated with counterparty performance, including credit risk, performance risk and supplier risk. We extend trade credit and guarantee the financing for some of our farmers and customers to purchase our products (and, in some cases, for extended periods of time). We may experience material financial losses in the event of customer payment default for our products or services (including Nutrien Financial) and/or financial derivative transactions. Increases in the prices of crop nutrients may exacerbate this risk. Additionally, we may be adversely affected by supplier default, delays, or disruptions, which could impact our ability to meet customer demand or fulfill contractual obligations.

We may be subject to labor disruptions or disputes

A significant portion of our workforce is unionized or otherwise governed by collective bargaining or similar agreements. Two of our 13 collective bargaining agreements are subject to expiry and renegotiation in 2026. We have three collective bargaining agreements that expired in 2025 that remain under renegotiation. We are therefore subject to the possibility of organized labor disruptions. Adverse labor relations or contract negotiations that do not result in an agreement could result in strikes or slowdowns or impose additional costs to resolve these disputes. These disruptions may negatively impact our ability to produce or sell our products and/or cost of production. These disruptions may also impact our ability to recruit and retain personnel and could negatively affect our financial performance.

Canpotex may be dissolved or its ability to operate impaired

Canpotex is the offshore marketing, transportation and distribution company we rely on to deliver our potash to customers outside Canada and the US. Unexpected changes in laws or regulations, market or economic conditions, our (or our venture partner’s) business, or other unexpected developments could threaten the existence or effectiveness of Canpotex. In any of those circumstances, a trusted potash brand could be lost and our access to key offshore markets negatively impacted resulting in a less efficient logistics system, decreased sales, higher costs or lower net earnings from offshore sales.

We are exposed to various market risks that may impact our operating results

We are exposed to various market factors that may impact our operating results, including: changes in the price of, or ability to source, raw materials and energy, which could, among other things, impact our gross margins and profitability; commodity price volatility, including the possibility of asset impairment as a result thereof; currency volatility and devaluation risk, including as a result of the translation of foreign subsidiaries’ financial statements to US dollars for consolidation at the Nutrien level; and fluctuations in interest rates, which could negatively impact our financial results given our use of floating rate debt, floating rate credit facilities and commercial paper, as well as the refinancing of long-term debt and anticipated future financing needs. We seek to manage a portion of the risks relating to changes in commodity prices, interest rates, and foreign currency exchange rates by using derivative instruments; however, such instruments may be ineffective in fully mitigating such risks. Additionally, these risk management activities create exposure to financial risks, which include, but are not limited to, unfavorable movements in commodity prices, interest rates or foreign exchange rates that could result in a financial loss to the Company and/or a lack of counterparties, due to market conditions or other circumstances that could leave the Company unable to liquidate or offset a position, or unable to do so at or near the previous market price.

Changes in the price of raw materials and energy required to produce our products, including natural gas, which is the principal raw material used to manufacture our nitrogen products and a significant energy source in the potash milling and mining process, could have a material impact on our business. The price of raw materials and energy can fluctuate widely for a variety of reasons, including changes in availability because of additional capacity or limited availability due to curtailments, regulatory changes, including changes related to production of certain raw materials or energy sources, or other operating problems. Other external factors beyond our control can also cause volatility in raw materials prices, including, without limitation, general economic conditions, including inflationary pressures, the level of business activity in the industries that use our products, weather conditions and forecasts, competitors’ actions, trade sanctions, international events, geopolitical events, and governmental regulation in the US and abroad. Because most of our products are commodities or derived from commodities, there can be no assurance that we will be able to recover increases in the price of such raw materials through an increase in the selling price of our related crop nutrient products. Conversely, when the market prices for these raw materials rapidly decrease, the selling prices for related crop nutrients can fall more rapidly than we are able to consume our raw material inventory that we purchased or committed to purchase at higher prices. As a result, our costs may not fall as rapidly as the selling prices of our products. Until we are able to consume the higher-priced raw materials, our gross margins and profitability may be adversely affected.

We generally benefit from relatively low North American natural gas prices, which can vary significantly compared to the price for natural gas in Europe and Asia. Significantly lower natural gas prices in Europe and/or Asia may give our competitors in those regions an advantage, which could, in turn, decrease international and domestic product prices and reduce our margins. In addition, higher natural gas prices, particularly in North America, during a period of low crop input selling prices could adversely affect our results of operations.

There is also a risk to production at our various facilities due to concerns over the availability of natural gas supplies. Nitrogen facilities in Trinidad have experienced supply strains or curtailments. Continued or increased natural gas shortages may result in reduced production available for sale and higher production costs per tonne.

We may incur non-cash charges affecting our consolidated financial statements if our assets become impaired

We have significant investments in long-lived assets held for use and goodwill, and we continually review the carrying amount of these assets for recoverability, considering changes in market conditions and if other events or circumstances indicate that their carrying amount may not be recoverable. If our long-lived assets or goodwill are determined to be impaired in the future, we may be required to record non-cash charges in our consolidated statement of earnings during the period in which the impairment is determined, which could be significant and have an adverse effect on our results of operations. We have, in the past, and may in the future, be required to write down the value of our goodwill or other long-lived assets, and such future impairments could be material.

We also carry our inventories at the lower of cost and net realizable value. A decrease in forecasted prices of key production inputs could result in a write-down of our inventory, when the carrying amount exceeds net realizable value. Periods of a prolonged elevated commodity price environment increase the potential that prices could subsequently decrease rapidly. Other factors that could impact our estimates of net realizable value include inventory levels, global nutrient capacities, crop price trends, climate change initiatives and changes in regulations and standards employed. Any such write-down could have an adverse effect on our results of operations and the value of our assets.

We may be unable to access capital on a cost-effective or timely basis

We rely on access to debt capital markets to finance our day-to-day and long-term operations. Access to and cost of capital may be affected by factors not specific to Nutrien, such as adverse conditions in the credit markets, general and industry-specific market and economic conditions and interest rate fluctuations. Our access to and cost of capital will also be dependent on our short- and long-term credit ratings, which are determined by, among other things, the level and quality of our earnings and our ability to meet financial obligations. A credit rating downgrade could potentially limit our access to private and public credit markets and increase the costs of borrowing under our existing credit facilities. A downgrade could also limit our access to short-term debt markets and increase the cost of borrowing in the short- and long-term debt markets. Inability to access capital on a cost-effective or timely basis may result in a loss of liquidity, an increase in the cost of capital or inability to execute on value-added transactions requiring significant capital, including our Nutrien Financial product offerings. Our reputation and financial performance may be impacted from being associated with carbon-intensive activities and/or concerns regarding the contribution of our operations to climate change, which could include a reduction in investor confidence and constraints on our ability to access capital markets.

We are subject to legal proceedings, the outcome of which may affect our business

We are, and may in the future be, involved in legal and regulatory proceedings, including matters arising from our activities or activities of predecessor companies. The outcome of these matters may be difficult to assess or quantify, and such matters may not be resolved in our favor. Such matters could result in unfavorable outcomes, including fines, sanctions, assessments of additional taxes (including interest and penalties), and other monetary damages against us or our directors, officers or employees. The defense of such matters may also be costly and time consuming and could divert the attention of management and key personnel from our operations. We may also be subject to adverse publicity associated with such matters, regardless of whether such allegations are valid or whether we are ultimately found liable.

Our insurance coverage may not adequately cover our losses

Nutrien maintains various insurance policies, including property, business interruption, cybersecurity, and liability insurance policies, but we are not fully insured against all potential hazards, perils and/or risks pertaining to our business. As a result, we may incur significant liability for which our insurance may not fully compensate or for which we may not have coverage, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Insurance policies are generally renewed on an annual basis and are subject to various deductibles, exclusions and conditions that could limit the nature of indemnification available to us. Insurance market conditions can change our premiums, limits, self-retentions and/or deductibles for certain insurance policies, and in some instances, the availability of some insurance coverage may be reduced or become unavailable entirely. Many factors are taken into consideration that could lead us to decide to increase our self-retentions or reduce, or possibly eliminate, coverage for certain hazards and risks.

Our reported mineral reserves and mineral resources are only estimates

Our mineral reserves have been estimated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) as required by Canadian securities regulatory authorities, and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System and our mineral reserve disclosure is not required to adhere to US requirements. The estimated mineral reserves and mineral resources may not be recovered or may not be recovered at the rates estimated. There are varying levels of certainty of the mineral reserves and mineral resources estimates, depending on sampling and geophysical imaging and, consequently, these estimates may not be representative of actual resources. Mineral reserves and mineral resources estimates may require revision (either up or down) based on new data. Further, market fluctuations in the price of potash, as well as increased production costs or reduced recovery rates (including due to policy, legal, technological, market and societal responses to climate change), may render certain mineral reserves and mineral resources uneconomic and may ultimately result in a restatement of estimated resources and/or reserves.

5.11 Mineral projects

See “Schedule B – Mineral projects” for information regarding our Allan, Cory, Lanigan, Rocanville and Vanscoy Potash operations.

6 – Dividends

The declaration, amount and payment date of any dividend by Nutrien is at the discretion of the Board and will depend on numerous factors, including compliance with applicable laws and the financial performance, debt obligations, working capital requirements, future capital requirements of Nutrien and its subsidiaries and Nutrien’s capital allocation priorities and strategies. See “5 – Description of the business – 5.10 Risk factors”. Other than pursuant to applicable corporate law, there is currently no restriction that could prevent Nutrien from paying dividends on the common shares.

Dividends declared by Nutrien for the years ended December 31 were as follows:

2025		2024		2023
Date declared	Per common share	Date declared	Per common share	Date declared	Per common share
February 19, 2025	0.545	February 21, 2024	0.54	February 15, 2023	0.53
May 7, 2025	0.545	May 8, 2024	0.54	May 10, 2023	0.53
August 6, 2025	0.545	August 7, 2024	0.54	August 2, 2023	0.53
November 5, 2025	0.545	November 6, 2024	0.54	November 1, 2023	0.53
Total	2.18	Total	2.16	Total	2.12

7 – Description of capital structure

7.1 General description of capital structure

Authorized capital

The authorized share capital of Nutrien consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

As at February 17, 2026, 481,141,322 common shares were issued and outstanding and no preferred shares were issued or outstanding. The following is a general description of the material rights, privileges, restrictions and conditions attached to the common shares and the preferred shares.

Common shares

Each common share entitles the holder to: (i) vote at all meetings of holders of common shares (except meetings at which only holders of a specified class or series of shares of Nutrien are entitled to vote as provided in the CBCA) and to one vote for each common share held on all polls taken at such meetings; (ii) receive, subject to the rights of the holders of another class of shares of Nutrien, any dividend declared by the Board from time to time, in their absolute discretion, in accordance with applicable law; and (iii) receive, subject to the rights of holders of another class or series of shares of Nutrien, the remaining property of Nutrien on the liquidation, dissolution or winding up of Nutrien or any other distribution of the assets of Nutrien for the purposes of winding up its affairs, whether voluntary or involuntary. There are no pre-emptive or conversion rights attaching to the common shares and the common shares are not subject to redemption. All common shares currently outstanding and to be outstanding upon exercise of outstanding options and other securities, as applicable, are, or will be, fully paid and non-assessable.

Our by-laws provide for certain rights of holders of our common shares in accordance with the provisions of the CBCA. Such by-laws may be amended either by a majority vote of the holders of common shares or by a majority vote of the Board. Any amendment of the by-laws by action of the Board must be submitted to the next meeting of our shareholders whereupon the by-law amendment must be confirmed, confirmed as amended or rejected by a majority vote of the shareholders voting on such matter.

Preferred shares

The preferred shares may at any time and from time to time be issued in one or more series with the designation, rights, privileges, restrictions and conditions attaching to each series of the preferred shares to be determined by the Board.

The preferred shares of each series rank on a parity with the preferred shares of every other series, and are entitled to preference over the common shares and any other shares of the Company ranking junior to the preferred shares, with respect to: (i) the payment of dividends; (ii) the distribution of property in the event of the liquidation, dissolution or winding up of Nutrien; and (iii) such other preferences as may be determined by the Board.

Except as specifically provided in the rights, privileges, restrictions and conditions attaching to any series of preferred shares and except as provided by the CBCA, the holders of preferred shares are not entitled to receive notice of or attend any meeting of the shareholders of the Company or to vote at any such meeting for any purpose.

The provisions attaching to the preferred shares as a class may be added to, changed or removed, and the Board may create shares ranking prior to the preferred shares, only with the approval of the holders of the preferred shares as a class, any such approval to be given by the holders of not less than 66 2/3 percent of the preferred shares in writing by the registered holders of the preferred shares or by resolution at a meeting of such holders.

Refer to the “Capital structure and management” section of our 2025 MD&A and Notes 19 and 24 of the 2025 Consolidated Financial Statements for additional discussion relating to our principal debt instruments, credit facilities and debt covenants.

7.2 Constraints

There are no constraints imposed on the ownership of Nutrien’s securities to ensure that the Company has a required level of Canadian ownership.

7.3 Debt ratings

The following information relating to Nutrien’s credit ratings is provided as it relates to Nutrien’s financing costs, liquidity and operations and to satisfy disclosure requirements under applicable Canadian securities rules. Our ability to access reasonably priced debt in the capital markets is dependent, in part, on the quality of our credit ratings. We continue to maintain investment-grade credit ratings for our long-term debt. A downgrade of the credit rating of our long-term debt could increase the interest rates applicable to future borrowings.

Commercial paper markets are normally a source of same-day cash for the Company. Our access to the US commercial paper market primarily depends on maintaining our current short-term credit ratings as well as general conditions in the money markets.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A credit rating is not a recommendation to buy, sell or hold securities and does not address the market price or suitability of a specific security for a particular investor. Such ratings may be subject to revision or withdrawal at any time by the respective credit rating agency and each rating should be evaluated independently of any other rating.

The following table sets out ratings the Company has received in respect of its outstanding debt securities from the ratings agencies as at the date of this AIF. The Company has paid each of S&P Global Ratings (“S&P”) and Moody’s Ratings (“Moody’s”) their customary fees in connection with the provision of the following ratings. The Company has not made any payments to S&P or Moody’s in the past two years for services unrelated to the provision of such ratings.

	S&P rating	Moody’s rating
Nutrien senior notes	BBB	Baa2
US$ commercial paper	A-2	P-2
Ratings outlook	Stable	Stable

S&P 1

The BBB rating assigned by S&P is the fourth highest rating of S&P’s ten rating categories for long-term debt, which range from AAA to D. Issues of debt securities rated BBB are judged by S&P to exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken the obligor’s capacity to meet its financial commitments on the obligations. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

The A-2 rating assigned by S&P is the second highest rating of S&P’s six rating categories for short-term debt, which range from A-1 to D. A short-term obligation rated A-2 is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor’s capacity to meet its financial commitments on the obligation is satisfactory.

S&P’s stable outlook on Nutrien’s credit ratings means that the ratings are not likely to change (generally up to two years).

Moody’s 2

The Baa2 rating assigned by Moody’s is the fourth highest rating of Moody’s nine rating categories for long-term debt, which range from Aaa to C. Moody’s appends numerical modifiers from one to three on its long-term debt ratings from Aa to Caa to indicate where the obligation ranks within a particular ranking category, with the modifier of two indicating a mid-range ranking. A modifier of one indicates that the obligation

1 S&P Global Ratings Definition – December 16, 2025

2 Moody’s Rating Symbols and Definitions – December 9, 2025

ranks on the higher end of its generic rating category and a modifier of three indicates that the obligation ranks on the lower end of its generic rating category. Obligations rated Baa are defined by Moody’s as being subject to moderate credit risk. They are considered medium-grade and as such may possess speculative characteristics.

The P-2 rating assigned by Moody’s is the second highest rating of Moody’s four rating categories for short-term debt, which range from P-1 to NP. Issuers rated P-2 are defined by Moody’s as having a strong ability to repay short-term debt obligations.

Moody’s stable outlook on Nutrien’s credit ratings indicates a low likelihood of a rating change over the medium term.

8 – Market for securities

8.1 Trading price and volume

During 2025, Nutrien’s common shares traded on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol “NTR”. The following table sets out the trading price range and volume of our common shares traded on the TSX and the NYSE for 2025 on a monthly basis:

	TSX			NYSE
Month (2025)	High price (CAD$)	Low price (CAD$)	Volume	High price (US$)	Low price (US$)	Volume
January	77.41	64.76	36,216,189	53.92	45.00	44,942,240
February	78.20	70.55	24,788,827	55.10	48.86	49,515,187
March	76.90	69.94	50,962,780	53.40	48.19	46,765,856
April	79.06	65.35	49,870,187	57.27	45.78	58,309,914
May	83.28	74.58	24,073,245	60.50	53.70	43,882,062
June	88.03	78.20	33,352,865	65.08	57.23	46,242,927

	TSX			NYSE
Month (2025)	High price (CAD$)	Low price (CAD$)	Volume	High price (US$)	Low price (US$)	Volume
July	85.96	79.50	28,932,043	62.78	57.77	37,210,563
August	82.30	75.22	20,401,188	59.56	54.67	46,459,998
September	84.38	76.86	39,718,973	60.59	55.67	66,939,019
October	86.16	75.97	36,869,850	61.72	54.12	53,132,499
November	85.15	74.77	29,392,583	60.86	53.03	42,661,569
December	88.00	80.39	46,685,536	63.94	58.04	59,827,283

8.2 Prior sales

During the year ended December 31, 2025, Nutrien issued 766,195 common shares pursuant to the exercise and settlement of outstanding share-based compensation award plans. During 2025, Nutrien also granted 556,585 stock options under its stock option plan. See Note 7 and Note 23 of the 2025 Consolidated Financial Statements for additional information.

9 – Escrowed securities and securities subject to contractual restriction on transfer

To the knowledge of the Company, none of the securities of the Company are subject to escrow or contractual restriction on transfer.

10 – Directors and officers

10.1 Name, occupation and security holding

Information is given below with respect to each of the directors and executive officers of Nutrien as at February 19, 2026, including names, municipality and country of residence, all current positions held with the Company, present principal occupation, and principal occupations held during the last five years. The current directors will hold office until the earlier of their resignation, our next annual meeting of shareholders at which directors are elected or until such directors cease to hold office pursuant to the provisions of the CBCA.

Directors (name and municipality of residence)	Director since	Present principal occupation or employment	Prior principal occupation or employment within the preceding five years
Russell K. Girling Calgary, Alberta, Canada	2018 (Agrium from 2006 – 2017)	Corporate Director; Board Chair of Nutrien	President and Chief Executive Officer of TransCanada PipeLines Limited and TC Energy Corporation, a North American energy infrastructure company
Christopher M. Burley [1,3] Calgary, Alberta, Canada	2018 (PotashCorp from 2009 – 2017)	Corporate Director	Corporate Director
Maura J. Clark [2,4] New York, New York, US	2018 (Agrium from 2016 – 2017)	Corporate Director	Corporate Director
Michael J. Hennigan [1,3] Malvern, Pennsylvania, US	2022	Corporate Director

Executive Chairman, President and Chief Executive Officer of Marathon Petroleum Corporation, a petroleum refining natural gas processing and midstream logistics company

Executive Chairman and Chairman President and Chief Executive Officer of MPLX LP, a natural gas processing and midstream logistics company

Miranda C. Hubbs [2,4] Toronto, Ontario, Canada	2018 (Agrium from 2016 – 2017)	Corporate Director	Corporate Director
Raj S. Kushwaha [2,4] Sunny Isles Beach, Florida, US	2021	Managing Director, Co-Head of Value Creation, and Chief Digital Officer of Warburg Pincus LLC, a private equity firm specializing in consumer, energy, financial services, health care, industrial and business services, real estate, and technology	Same as present
Julie Lagacy [1,2] St. Petersburg, Florida, US	2024	Corporate Director	Vice President, Chief Sustainability and Strategy Officer of Caterpillar Inc., a manufacturer of construction and mining equipment, Vice President, Enterprise Strategy Division of Caterpillar Inc., and Chief Information Officer and Vice President, Global Information Services of Caterpillar Inc.
Consuelo E. Madere [1,3] Destin, Florida, US	2018 (PotashCorp from 2014 – 2017)	Corporate Director	President and Founder of Proven Leader Advisory, LLC, a management consulting and executive coaching firm
Keith G. Martell [4] Eagle Ridge, Saskatchewan, Canada	2018 (PotashCorp from 2007 – 2017)	Corporate Director	President and Chief Executive Officer and Director of First Nations Bank of Canada, a Canadian chartered bank providing financial services with a focus on the Indigenous marketplace
Aaron W. Regent [1,2] Toronto, Ontario, Canada	2018 (PotashCorp from 2015 – 2017)	Corporate Director; Founder, Chairman and Chief Executive Officer of Magris Performance Materials Inc., a leading North American-based industrial minerals company	Same as present

Directors (name and municipality of residence)	Director since	Present principal occupation or employment	Prior principal occupation or employment within the preceding five years
Nelson L.C. Silva [2,4] Cascais, Portugal	2020	Corporate Director; Advisor to Appian Capital Advisory LLP, investment advisor in the mining sector, and HSB Solomon Associates LLC, strategic advisor in the energy sector, and McLaren Racing, a motor racing company	Non-Executive Director of Compass Group PLC, a food services company and Non-Executive Director of Altera Infrastructure LP, a shipping, offshore services and critical infrastructure company
Ken A. Seitz Saskatoon, Saskatchewan, Canada	2022	President and Chief Executive Officer of Nutrien	Interim President and Chief Executive Officer, Nutrien; Executive Vice President and Chief Executive Officer of Potash, Nutrien

1 Member of the Audit Committee of the Board.

2 Member of the Human Resources & Compensation Committee of the Board.

3 Member of the Corporate Governance & Nominating Committee of the Board.

4 Member of the Safety Committee of the Board.

Executive officers (name and municipality of residence)	Present position with the Company and principal occupation	Prior principal occupation or employment within the preceding five years
Ken A. Seitz Saskatoon, Saskatchewan, Canada	President and Chief Executive Officer of Nutrien	Interim President and Chief Executive Officer, Nutrien; Executive Vice President and Chief Executive Officer of Potash, Nutrien
Trevor Berg Saskatoon, Saskatchewan, Canada	Senior Vice President, Upstream, Potash and Phosphate Operations of Nutrien	Senior Vice President, Potash and Interim Phosphate Operations, Nutrien; Senior Vice President, Interim Head of Safety, Health and Environment and Phosphate Operations, Nutrien; Senior Vice President, Potash and Interim Head of Safety, Health and Environment, Nutrien; Senior Vice President, Potash Operations, Nutrien; Vice President, Potash ETC, Nutrien
Noralee M. Bradley Calgary, Alberta, Canada	Executive Vice President, External Affairs, Chief Legal Officer and Corporate Secretary of Nutrien	Executive Vice President, External Affairs and Chief Sustainability and Legal Officer
Tim Dahlheimer Calgary, Alberta, Canada	Senior Vice President, Safety, Health, Environment and Security of Nutrien	Global Head, Health, Safety and Environment at Worley Pty Ltd., a professional services company; Vice President, Health, Safety, Environment and Security at BHP Pty Ltd., a mining company
Kelly Freeman Calgary, Alberta, Canada	Senior Vice President, Midstream of Nutrien	Senior Executive Advisor, Latin America, Nutrien; Managing Director, Australia Nutrien Ag Solutions, Nutrien; Vice President, Canada Region Manager, Nutrien
Andrew J. Kelemen Calgary, Alberta, Canada	Executive Vice President, Corporate Development and Chief Strategy Officer of Nutrien	Senior Vice President, Corporate Development, Nutrien; Vice President, Corporate Development, Nutrien
Dean Perkins Calgary, Alberta, Canada	Senior Vice President, Nitrogen Operations of Nutrien	Senior Vice President, Operations, Oil Sands and Conventional Heavy Oil at Cenovus Energy Inc., an oil and gas production company; Vice President, Superior Refinery Restart at Cenovus Energy Inc.; Vice President, Conventional Oil and Gas Operations at Cenovus Energy Inc.
Chris P. Reynolds [1] Saskatoon, Saskatchewan, Canada	Executive Vice President, Global Sales of Nutrien	Executive Vice President, Chief Commercial Officer, Nutrien; Executive Vice President and President, Potash of Nutrien; Senior Vice President, Sales, Nutrien

Executive officers (name and municipality of residence)	Present position with the Company and principal occupation	Prior principal occupation or employment within the preceding five years
Mark Thompson Calgary, Alberta, Canada	Executive Vice President and Chief Financial Officer of Nutrien	Executive Vice President, Chief Commercial Officer, Nutrien; Executive Vice President, Chief Strategy and Sustainability Officer, Nutrien; Executive Vice President, Chief Corporate Development & Strategy Officer, Nutrien
Sarah Walters Calgary, Alberta, Canada	Executive Vice President, IT and Chief People Officer of Nutrien	Senior Vice President of Human Resources & Shared Services, KCA Deutag International Limited, an international oil and gas services company; Executive Vice President, Corporate Services, Cenovus Energy Inc., a Canadian integrated oil and natural gas company

1 Mr. Reynolds was appointed Executive Vice President, Global Sales effective January 1, 2026 and was previously Executive Vice President and Chief Commercial Officer of Nutrien.

As at February 19, 2026, the directors and executive officers of the Company as a group beneficially own, or control or direct, directly or indirectly, an aggregate of 193,225 common shares, representing less than one percent of the outstanding common shares.

10.2 Cease trade orders, bankruptcies, penalties or sanctions

Except as set out below, no director or executive officer of the Company was, as at the date hereof, or has been within the 10 years prior to the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company), that:

•	was subject to an order that was issued while the director or executive officer was acting in the capacity as director, chief executive officer or chief financial officer; or
•

was subject to an order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

For the purposes of the above, “order” means any of the following that was in effect for a period of more than 30 consecutive days:

•	a cease trade order;
•	an order similar to a cease trade order; or
•	an order that denied the relevant company access to an exemption under securities legislation.

Except as set out below, no director or executive officer of the Company, or, to the knowledge of the Company, a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company:

•

was, as at the date hereof, or has been within the 10 years prior to the date hereof, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

•

has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the director, executive officer, or shareholder.

Ms. Clark served as a director of Garrett Motion Inc. (“Garrett Motion”) from October 2018 until April 2021. In September 2020, Garrett Motion and certain affiliated companies filed voluntary petitions under Chapter 11 of Title 11 of the United States Bankruptcy Code. On April 30, 2021, Garrett Motion announced that it emerged from its Chapter 11 proceedings, successfully completing the restructuring process and implementing the plan of reorganization that was confirmed by the US Bankruptcy Court for the Southern District of New York on April 23, 2021.

Mr. Reynolds served as a director of Fertilizantes Heringer S.A. (“Heringer”) from August 2015 until December 2018. In February 2019, Heringer filed for judicial reorganization in the Judicial District of the City of Paulínia in the State of São Paulo, Brazil, pursuant to article 51 et seq. of Law No. 11, 101/05 and article 122, sole paragraph, of the Brazilian Corporations Law. On December 14, 2019, the judicial reorganization was approved at the General Meeting of Creditors and ratified by the competent court on February 14, 2020.

Mr. Seitz served as a director of Source Energy Services Ltd. (“Source”) from May 2018 until January 2022. In December 2020, Source effected a recapitalization transaction pursuant to a plan of arrangement under the CBCA. The recapitalization transaction extended the maturity under Source’s credit facility and exchanged approximately CAD$158 million aggregate principal amount of senior secured notes of Source for approximately CAD$142 million aggregate principal amount of senior secured first lien notes and new common shares in the capital of Source. Concurrently, with the completion of the arrangement, Source entered into a new term loan facility and amended its existing credit facility to enable Source to access incremental liquidity under its existing credit facility.

10.3 Conflicts of interest

To the knowledge of the Company, no director or officer of the Company has an existing or potential material conflict of interest with the Company or any of its subsidiaries, joint ventures or partnerships.

11 – Promoters

During the two most recently completed financial years, no person or company has been a promoter of the Company.

12 – Legal proceedings and regulatory actions

The information under “Environmental remediation, legal and other matters” of Note 27 of the 2025 Consolidated Financial Statements is incorporated by reference herein. For further discussion of certain environmental proceedings in which we are involved, see “Environmental matters” above.

In the normal course of business, we are also, and expect to continue to be, subject to various other legal proceedings being brought against us. While it is not possible to determine the ultimate outcome of such actions at this time, and inherent uncertainties exist in predicting such outcomes, it is the Company’s belief that the ultimate resolution of any such known actions is not reasonably likely to have a material adverse effect on its consolidated financial statements.

13 – Interest of management and others in material transactions

To the knowledge of the Company, as of the date hereof, there were no directors or executive officers of the Company or any associate or affiliate of a director or executive officer of the Company with any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

14 – Transfer agent, registrar and trustees

The registrar and transfer agent for the common shares is Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario.

The trustee for the Nutrien senior notes is the Bank of New York Mellon at its principal offices in New York, New York.

15 – Material contracts

To the knowledge of the Company, no material contracts require disclosure under this section.

16 – Interests of experts

KPMG LLP are the auditors of the Company and have confirmed with respect to the Company that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also that they are independent accountants with respect to the Company under all relevant US professional and regulatory standards.

Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo. and Jodi Derkach, B.Sc., P.Geo., employees of the Company, supervised the preparation of and approved the Allan Technical Report, the Cory Technical Report, the Lanigan Technical Report, the Rocanville Technical Report and the Vanscoy Technical Report (each, as defined in Schedule B hereto). Craig Funk and Jodi Derkach are qualified persons under NI 43-101 and have reviewed and approved the scientific and technical information in this AIF relating to the Company’s Allan, Cory, Lanigan, Rocanville and Vanscoy Potash operations. Craig Funk and Jodi Derkach, respectively, hold beneficially, directly or indirectly, less than one percent of any class of the securities of the Company or of any of the Company’s associates or affiliates.

17 – Audit Committee

17.1 Audit Committee Charter

Attached, as Schedule A, is the charter for the Company’s Audit Committee.

17.2 Composition of the Audit Committee

Members of the Audit Committee are Christopher M. Burley, Miranda C. Hubbs, Raj S. Kushwaha, Julie Lagacy, Consuelo E. Madere, and Aaron W. Regent as of February 19, 2026.

Each member of the Audit Committee is independent and financially literate (as such terms are defined in National Instrument 52-110 – Audit Committees (“NI 52-110”)).

17.3 Relevant education and experience of members of the Audit Committee

Name (director since)	Principal occupation and full biography
Christopher Burley (2018) (Audit Committee Chair) B.Sc., M.B.A. Calgary, Alberta, Canada Other Public Directorships None

Mr. Burley brings extensive experience in investment banking at a leading global firm. In addition to his expertise in financial matters, his background enables him to advise the Board on strategic development, including evaluating opportunities and risks related to Nutrien’s mergers, acquisitions, and other strategic initiatives.

Leadership Experience and Service

•

Former Managing Director and Vice Chairman of Energy for Merrill Lynch Canada Inc.

•

Chairman of WestJet Airlines Ltd.

•

Member of the ICD Climate Strategy Advisory Board

Education and Certifications

•

B.Sc. (Geophysics) with Certificate of Honours Standing, Western University

•

MBA, Western University

•

ICD.D designation, Institute of Corporate Directors’ Directors Education Program

Name (director since)	Principal occupation and full biography
Miranda C. Hubbs (2018) B.Sc. Toronto, Ontario, Canada Other Public Directorships Imperial Oil Limited, a petroleum company (TSX, NYSE)

Ms. Hubbs brings a wealth of financial, sustainability and executive and board experience, including strong governance and investor-related insight. Her background in institutional asset management and board leadership informs a disciplined approach to risk and strategy, enhancing the Board’s capacity for effective oversight and long-term value preservation and creation.

Leadership Experience and Service

•

Former Executive Vice President and Managing Director of McLean Budden Ltd.

•

Lead Director of Imperial Oil Limited

•

Director of the Public Sector Pension Investment Board

•

Chair of the Canadian Investment Regulatory Organization

•

Member of the ICD Climate Strategy Advisory Board

•

Member of the Global Risk Institute Sustainable Finance Advisory Committee

•

Chair of the Canadian Red Cross

Education and Certifications

•

B.Sc. (Biology), Western University

•

MBA, Schulich School of Business at York University

•

CFA Charterholder

•

SASB FSA credential holder

•

NYU Law-Nasdaq Center for Board Excellence Cyber Scholar Certificate

•

CERT certificate in Cybersecurity Oversight, the Software Engineering Institute at Carnegie Mellon University

•

Completed Reconciliation Education Advancing Re(al)conciliation, First Nations University

Raj S. Kushwaha (2021) B.Sc. Sunny Isles Beach, Florida, United States Other Public Directorships None

Mr. Kushwaha brings deep experience in leading large scale digital transformations, building commercial grade SaaS software platforms, and managing Fortune 500 companies and entrepreneurial late-stage ventures. His expertise in technology and innovation, provides a strong resource for the Board as we continue to strategically leverage technology within our business.

Leadership Experience and Service

•

Managing Director and Chief Digital Officer, Co-Head of Value Creation of Warburg Pincus LLC

•

Former senior management at Zimmer Holdings Inc., Dell Computer Corporation, PepsiCo, Inc., First Data Corporation, Cummins Engine Company and Safeway, Inc.

•

Director of Arise Virtual Solutions Inc.

•

Member of the Technology Advisory Committee of the Boards of Trustees of Mount Sinai

•

Former director of Encora Inc. and Cyren Ltd.

Education and Certifications

•

B.Sc. (Electrical Engineering), Jai Narain Vyas University

•

MS (Management of Technology), Massachusetts Institute of Technology

•

MBA, University of Wisconsin – at Madison

•

Completed Advanced Management Program, Harvard University

•

National Association of Corporate Directors Directorship Certification

Name (director since)	Principal occupation and full biography
Julie Lagacy (2024) B.Sc., M.B.A St. Petersburg, Florida, US Other Public Directorships Vistra Corporation, an integrated retail electricity and power generation company (NYSE)

Ms. Lagacy brings extensive executive management experience, including financial, strategic, technology, cybersecurity, management development, acquisitions, and capital allocation to the Board.

Leadership Experience and Service

•

Former Chief Sustainability and Strategy Officer at Caterpillar Inc.

•

Director of Vistra Energy Corp.

•

Former director of RPM International Inc.

•

Director of the Illinois Cancer Care Charitable Foundation

Education and Certifications

•

Dual bachelor’s degree in Management and Economics, Illinois State University

•

MBA, Bradley University

•

Certified Management Accountant

•

CERT certificate in Cybersecurity Oversight, the Software Engineering Institute at Carnegie Mellon University

Consuelo E. Madere (2018) B.Sc., M.B.A. Destin, Florida, US Other Public Directorships Lindsay Corporation, producer of irrigation, transportation, and industrial solutions (NYSE)

Ms. Madere’s extensive experience in the agri-business sector and significant global operations experience brings a unique global perspective to the Board. Ms. Madere has chaired the Nomination and Governance committee of two other public company boards and has both management consulting and executive coaching experience.

Leadership Experience and Service

•

Former President and Founder of Proven Leader Advisory, LLC

•

Former Vice President, Global Vegetables and Asia Commercial of Monsanto Company

•

Director of Lindsay Corporation

•

Former director of S&W Seed Company

•

Emeritus member of the Dean’s Advisory Council at the Louisiana State University Ogden Honors College

Education and Certifications

•

B.Sc. (Chemical Engineering), Louisiana State University

•

MBA, University of Iowa

•

National Association of Corporate Directors Board Leadership Fellow

•

CERT certificate in Cybersecurity Oversight, the Software Engineering Institute at Carnegie Mellon University

Name (director since)	Principal occupation and full biography
Aaron W. Regent (2018) B.A., FCPA, FCA Toronto, Ontario, Canada Other Public Directorships The Bank of Nova Scotia, a global financial services provider (TSX, NYSE)

Mr. Regent brings extensive experience in senior leadership and strategy to our Board. His tenure as an executive or board member of leading asset management and financial institutions, assists the Board in identifying and assessing a variety of risks faced by, and opportunities available to, Nutrien.

Leadership Experience and Service

•

Founder, Chairman and Chief Executive Officer of Magris Performance Materials Inc.

•

Former President and Chief Executive Officer of Barrick Gold Corporation, Senior Managing Partner of Brookfield Asset Management, Co-Chief Executive Officer of the Brookfield Infrastructure Group and President and Chief Executive Officer of Falconbridge Limited

•

Chair of The Bank of Nova Scotia

•

Director of C.D. Howe Institute

•

Former board member of Plan International Canada

•

Co-Founder and Co-Chair of Mining4Life

•

Former Governor of the Trails Youth Initiatives

Education and Certifications

•

BA (History), Western University

•

Designated fellow, Chartered Professional Accountants (Ontario)

17.4 Pre-approval policies and procedures

Subject to applicable law, the Audit Committee is directly responsible for the compensation and oversight of the work of the independent auditors. The Audit Committee has implemented a Pre-Approval Policy for Audit and Non-Audit Services for the pre-approval of services performed by our auditors. The objective of this policy is to specify the scope of services permitted to be performed by our auditors and to ensure that the independence of our auditors is not compromised through engaging them for other services. Subject to the Pre-Approval Policy for Audit and Non-Audit Services, our Audit Committee pre-approves all audit services and all permitted non-audit services provided by our external auditors and reviews on a quarterly basis whether these services affect our external auditors’ independence.

17.5 External auditor service fees (by category)

The following table sets out the fees billed to us by KPMG LLP and its affiliates for professional services rendered during the years ended December 31, 2025 and 2024. During these years, KPMG LLP was the Company’s only external auditor.

Category	Years ended December 31 (US$)
	2025	2024
Audit fees [1]	10,809,000	9,877,400
Audit-related fees [2]	79,700	73,700
Tax fees [3]	70,600	44,500
All other fees [4]	399,300	226,400
Total	11,358,600	10,222,000

1  For professional services rendered by KPMG LLP for the integrated audit of the Company’s annual financial statements; interim reviews of the Company’s interim financial statements; audits of statutory financial statements of controlled subsidiaries; attestation reporting in accordance with US environmental agency requirements and consent orders; attestation reports over various Nutrien subsidiaries for the purpose of compliance with local laws and regulations; and work in connection with the renewal of the Company’s base shelf prospectus in 2024 and the Company’s prospectus supplements relating to the offering of senior notes in 2025 and 2024.

2  For professional services rendered by KPMG LLP for translation of the Company’s annual and quarterly reports in 2024 and in connection with an audit of the financial statements of an employee benefit plan.

3  For professional services rendered by KPMG LLP for assistance with preparation and review of tax filings and related tax compliance, assistance in responding to tax authorities, including reassessments and tax audits, routine tax planning and advice.

4  For professional services rendered by KPMG LLP for the preparation of subsidiary statutory financial statements; an assessment of the Company’s cyber-security maturity level against a globally recognized framework and a readiness assessment for assurance over the Company’s report on cyber security key performance indicators; limited assurance over Nutrien Scope 1, Scope 2 and Scope 3 GHG emissions; and precondition readiness for Scope 1, Scope 2 and Scope 3 assurance; and general training on financial accounting and reporting or regulatory matters.

18 – Additional information

Additional financial information is provided in the 2025 Consolidated Financial Statements and the 2025 MD&A. Further, additional information, including historical information concerning directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s management proxy circular dated March 19, 2025, for the annual meeting of the Company’s shareholders that took place on May 7, 2025. Additional information related to Nutrien may be found on the Company’s website at nutrien.com, on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov.

Schedule A

AUDIT COMMITTEE CHARTER

Role

The Audit Committee (the “Committee”) assists the Board of Directors (the “Board”) of Nutrien Ltd. (the “Corporation”) in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes and the reviews and audits of the financial statements of the Corporation by monitoring: (i) the quality and integrity of the Corporation’s financial statements and related disclosures; (ii) the Corporation’s internal control systems, including internal control over financial reporting; (iii) specific elements of risk management (including all financial risk management) delegated to the Committee by the Board; (iv) the qualifications and independence of the external auditors of the Corporation and the recommendation of the Board to shareholders for the appointment thereof; (v) the performance of the Corporation’s Internal Audit function and external auditors; and (vi) the Corporation’s compliance with legal and regulatory requirements with respect to matters within the Committee’s mandate and the Code of Conduct. This oversight is with a view to supporting the long-term viability of the Corporation, including its consideration of stakeholders relevant to the creation and preservation of long-term value.

Management is responsible for preparing the consolidated financial statements of the Corporation and the external auditors are responsible for auditing those financial statements. Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is more onerous or extensive than the standard to which all directors are subject under applicable laws or regulatory requirements.

In this Charter, “Committee Chair” means the Chair of the Committee; “Chair” means the Board Chair; and “CEO” means the Chief Executive Officer of the Corporation.

Composition

The Board appoints members of the Committee on the recommendation of the Corporate Governance & Nominating Committee. Any member of the Committee may be removed or replaced at any time by the Board and will stop being a member of the Committee on ceasing to be a director. Subject to the above, each member of the Committee will serve as a member of the Committee until the next annual meeting of shareholders after their appointment.

The Committee will consist of not less than three and not more than eight members. Each Committee member will be independent according to the independence standards set out in the Corporate Governance Framework, including applicable independence requirements of stock exchanges on which the Corporation is listed and securities laws, rules and regulations.

Each member of the Committee will be “financially literate”, and at least one member of the Committee will be designated as the “audit committee financial expert” and will have “accounting or related financial management expertise”, in each case, as such qualification is interpreted by the Board in its business judgment and as defined by applicable requirements of stock exchanges on which the Corporation is listed and securities laws, rules and regulations.

No member of the Committee will serve on the audit committees of more than two other publicly listed companies, unless the Board determines that such simultaneous service would not impair the ability of such member to effectively serve on the Committee and discloses such determination in the Corporation’s annual management proxy circular.

The Board may fill vacancies on the Committee from among its members, on the recommendation of the Corporate Governance & Nominating Committee. If and whenever a vacancy exists on the Committee, the remaining members may exercise all their powers so long as a quorum remains in place.

The members of the Committee will be entitled to receive such remuneration for acting as members of the Committee as the Board determines.

The Corporate Secretary, or such other person acceptable to the members, will act as Secretary to the Committee.

Committee Chair

The Board, upon the recommendation of the Corporate Governance & Nominating Committee, will appoint a Committee Chair. The Committee Chair may be removed and/or replaced by the Board.

If the Committee Chair is not present at any meeting of the Committee, one of the other members of the Committee present at the meeting will be chosen by the Committee to chair the meeting.

The Committee Chair will have the duties and responsibilities outlined in Annex 1 and incorporated by reference.

Quorum and Meetings

Fifty percent of the Committee members constitute a quorum. All determinations of the Committee will be made by a majority of its members present at a meeting duly called and held.

All Committee members are expected to:

•	attend, in person or via teleconference, video conference, or other electronic means that permits all participants to communicate adequately, all Committee meetings,

•	come prepared for the meeting, and

•	remain in attendance for the duration of the meeting.

The powers of the Committee may be exercised by resolution in writing signed by all members of the Committee who would have been entitled to vote on that resolution at a meeting of the Committee.

The Committee may invite directors, officers, employees and external advisors as it may see fit to attend meetings of the Committee and assist in the discussion and consideration of the duties of the Committee.

The time at which and place where the meetings of the Committee are held, and the calling of meetings and the procedure at meetings will be determined by the Committee in accordance with the Corporation’s articles, by-laws, and applicable laws.

The Committee will meet at each Committee meeting without Management present, and will meet separately with applicable senior Management, the external auditors, and the Chief Audit Executive.

Responsibilities

The Committee, to the extent required by applicable laws or rules, or otherwise considered by the Committee to be necessary or appropriate, is responsible for the oversight in respect of the Corporation’s financial disclosure and accounting practices, internal control systems (including internal control over financial reporting), specific elements of risk management (including all financial risk management) delegated to the Committee by the Board, the external auditors, the Internal Audit function, and legal and regulatory compliance with respect to matters within the Committee’s mandate and the Code of Conduct.

To fulfill its duties and responsibilities, the Committee will:

Financial Disclosure and Accounting

•

meet with Management and the external auditors to review and discuss, and to recommend to the Board for approval prior to public disclosure, the annual audited financial statements and the specific disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”),

•

meet with Management and the external auditors to review and discuss, and to approve prior to public disclosure, the unaudited quarterly financial statements, including the specific disclosures in the MD&A and quarterly interim reports (including annual guidance),

•

review and discuss with Management and the external auditors prior to public disclosure each press release that contains significant financial information respecting the Corporation or contains estimates or information regarding the Corporation’s future financial performance or prospects; and the type and presentation of information to be included in such press releases (in particular, the use of “pro forma” or “adjusted” information that is not in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”)),

•	review and discuss with Management and the external auditors, and recommend to the Board for approval prior to public disclosure:

○	the portions of the Annual Information Form containing significant information within the Committee’s mandate,

○	the portions of the Corporation’s annual management proxy circular containing significant information within the Committee’s mandate,

○	all financial statements included in prospectuses or other offering documents,

○	all prospectuses and all documents which may be incorporated by reference in a prospectus, other than any pricing supplement issued pursuant to a shelf prospectus, and

○

significant financial information, including “pro forma” or “adjusted” non-IFRS information respecting the Corporation contained in a publicly disclosed document (other than routine investor relations or similar communications),

•

review and discuss with Management, and recommend to the Board for approval prior to public disclosure of any report under the Fighting Against Forced Labour and Child Labour in Supply Chains Act (Canada) or similar legislation,

•

review and discuss with Management and the external auditors (including those of the following that are contained in any report of the external auditors): (1) any analyses prepared by Management and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting principles in accordance with IFRS; (2) all critical accounting policies and practices to be used by the Corporation in preparing its financial statements; (3) all material alternative treatments of financial information within IFRS that have been discussed with Management, ramifications of the use of these alternative treatments, and the treatment preferred by the external auditors; and (4) other material communications between the external auditors and Management, such as any Management Representation Letter or Schedule of Unadjusted Differences,

•

review and discuss with Management and the external auditors significant accounting and reporting issues and understand their impact on the financial statements, including complex or unusual transactions and areas involving significant assumptions; major issues regarding accounting principles and financial statement presentation, including any significant changes in the Corporation’s selection or application of accounting principles, and the effect of regulatory and accounting initiatives, as well as off balance sheet structures, on the financial statements of the Corporation, any significant issues as to the adequacy of the Corporation’s internal controls and any special audit steps adopted in light of significant control deficiencies,

•

review and discuss with Management and the external auditors non-IFRS financial measures, as well as financial information and earnings guidance provided externally, including to analysts and rating agencies,

•

review with Management and the external auditors the results of the annual audit, including any restrictions on the scope of the external auditors’ activities or on access to requested information, and the resolution of any significant disagreements with Management,

•	review Management’s Internal Control Report and the related attestation by the external auditors of the Corporation’s internal controls over financial reporting, and

•

review with Management and the external auditors and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, or material reports or inquiries from regulators or governmental agencies, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters have been disclosed in the financial statements.

Internal Controls

•

assess the effectiveness of the Corporation’s internal control systems, including internal control over financial reporting and information technology strategy, risks and, in consultation with the Corporate Governance & Nominating Committee, cyber security controls and related matters,

•

understand the scope of Internal Audit’s and the external auditors’ review of internal controls over financial reporting, and obtain reports on significant findings and recommendations, together with Management’s responses,

•	annually review the Corporation’s disclosure controls and procedures, including any significant deficiencies in or material non-compliance with such controls and procedures,

•	receive and review reports from the Corporation’s Disclosure Committee and periodically review the Corporation’s Disclosure Policy,

•

review and discuss with the CEO and Chief Financial Officer their disclosures made during their annual and quarterly certification processes about significant deficiencies or material weaknesses in the design or operation of internal controls or any fraud that involves Management or other employees who have a significant role in the Corporation’s internal controls,

•	discuss with Management the Corporation’s material financial risk exposures and the steps Management has taken to monitor and control such exposures, and

•	review executive officers’ expenses and periodically report to the Corporate Governance & Nominating Committee thereon, as appropriate.

Risk Management

•

regularly review with Management the Corporation’s material risks within the Committee’s scope (i.e. the principal financial risks facing the Corporation and any other risks specifically delegated to the Committee by the Board), the assessment of those risks, and how they are being managed or mitigated, including, reviewing the mid-year update report from the Corporation’s Enterprise Risk Management team, and

•	monitor and review at least annually Management processes and controls designed to identify, assess, monitor and manage the risks referred to above.

Internal Audit

•	review with Management, the external auditors, and Internal Audit (and if appropriate, approve) the Charter, plans, activities, and organizational structure of the Internal Audit function,

•	review the significant findings prepared by Internal Audit and recommendations issued by any external party relating to Internal Audit issues, together with Management’s response thereto,

•	take reasonable steps to ensure there are no unjustified or inappropriate restrictions or limitations on the functioning of the Internal Audit function, or on access to requested information,

•	review the adequacy of the resources of Internal Audit to satisfy itself as to the effectiveness, objectivity and independence of the Internal Audit function,

•	review and concur on the appointment, replacement, or dismissal of the Chief Audit Executive (or such individual in a similar capacity or position who performs a substantially similar function), and

•	review the performance and effectiveness of the Internal Audit function.

External Audit

•

meet with the external auditors prior to the annual audit to review (and if appropriate, approve) the proposed audit scope, approach and staffing (including coordination of audit efforts with Internal Audit) and budget,

•	monitor the progress of the annual audit,

•	obtain feedback about the conduct of the external audit from key employees engaged in the process,

•	when applicable, review the annual post-audit letter from the external auditors and Management’s response thereto and follow-up in respect of any identified weakness,

•

at least annually, obtain and review a report by the external auditors describing: (i) the external auditors’ internal quality control procedures, and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues,

•	annually receive from the external auditors, and review, a report on items required to be communicated to the Committee by applicable rules and regulations,

•

annually review the independence of the external auditors, including their formal written statement of independence delineating all relationships between the external auditors and the Corporation, review all such relationships, and consider applicable auditor independence standards and take any decisions and actions that are necessary and appropriate where the Committee becomes aware of the potential for a conflict (or the reasonable perception of a conflict) between the interests of the external auditors and the interests of the Corporation,

•

annually evaluate the performance of the external auditors, including the lead audit partner, and report to the Board on its conclusions regarding the external auditors and recommendation to shareholders for appointment of the external auditors,

•	investigate and consider whether any action is required if the external auditors resign,

•	ensure the rotation of the lead audit partner having primary responsibility for the audit as required by applicable law, and

•	set clear hiring policies for partners, employees and former partners and employees of the present and former external auditors.

Oversight in Respect of Audit and Non-Audit Services

•

subject to confirmation by the external auditors of their compliance with Canadian and U.S. regulatory requirements, be directly responsible (subject to Board confirmation) for the appointment of the external auditors for the purpose of preparing or issuing any audit report or performing other audit, review or attest services for the Corporation, such appointment to be confirmed by the Corporation’s shareholders at each annual meeting,

•

be directly responsible (subject to Board confirmation) for the approval of fees to be paid to the external auditors for audit services, and will pre-approve the retention of the external auditors for any permitted non-audit service to the Corporation,

•

be directly responsible for the retention and oversight of the services of the external auditors (including resolution of disagreements between Management and the external auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (with the external auditors reporting directly to, and being accountable to, the Committee),

•	have the sole authority to pre-approve all audit services and all permitted non-audit services to the Corporation, provided that the Committee need not approve in advance non-audit services where:

•

the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than 5% of the total amount of fees paid by the Corporation to the external auditors during the fiscal year in which the non-audit services are provided,

•	such services were not recognized by the Corporation at the time of the engagement to be non-audit services, and

•

such services are promptly brought to the attention of the Committee and approved prior to the completion of the audit by the Committee or by one or more members of the Committee to whom authority to grant such approvals has been delegated by the Committee,

•

have the sole authority to delegate to one or more designated members of the Committee the authority to grant pre-approvals required by this section, provided that the decision of any member to whom authority is delegated to pre-approve a service will be presented to the Committee at its next scheduled meeting. If the Committee approves an audit service within the scope of the engagement of the external auditors, such audit service will be deemed to have been pre- approved for purposes of this section.

Compliance

•

establish procedures for: (i) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and institute and oversee any special investigations as needed,

•

provide the Chief Integrity Officer the authority to communicate directly to the Committee about actual and alleged violations of the Code of Conduct, its associated polices, or the law, including any matters involving criminal or potential criminal conduct,

•

review with the Chief Integrity Officer or Chief Legal Officer (or such individual in a similar capacity or position who performs a substantially similar function) the Corporation’s significant compliance policies and any legal matters or reports or inquiries received from regulators or governmental agencies that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board,

•

review the effectiveness of the system for monitoring compliance with laws and regulations (including those with respect to anti-fraud and anti-bribery) and the results of Management’s investigations and follow-up of any instances of non-compliance that could have a material effect upon the financial position of the Corporation and that are not subject to the oversight of another committee of the Board,

•	review the process for communicating the Corporation’s Code of Conduct to the Corporation’s personnel and monitoring compliance therewith, and

•

report annually to shareholders describing the Committee’s composition, responsibilities and how they were discharged, and any other information required by applicable legislation or regulation, including approval of non-audit services.

The Committee may perform other functions it deems necessary or appropriate for the performance of its responsibilities and duties.

Delegation

The Committee may from time to time delegate any of its responsibilities to a subcommittee of its members to address specific tasks or projects and will also carry out other duties that may be delegated to it by the Board.

Authority and Resources

The Committee may retain independent consultants or advisors at the Corporation’s expense, with sole authority over selection, fees and engagement terms.

The Corporation will provide appropriate funding, as determined by the Committee, for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Authority to make minor technical amendments to this Charter has been delegated to the Corporate Secretary, who will report any amendments to the Committee at its next meeting.

The Committee’s performance and effectiveness will be evaluated annually in accordance with a process developed by the Corporate Governance & Nominating Committee and approved by the Board. The results will be reported to the Corporate Governance & Nominating Committee and to the Board.

This Committee Charter will be reviewed each year and any proposed changes will be submitted to the Corporate Governance & Nominating Committee for review, and then to the Board for approval.

Date of Last Revision: November 6, 2025

ANNEX 1

AUDIT COMMITTEE CHAIR POSITION DESCRIPTION

The Committee Chair will provide overall leadership to enhance the effectiveness of the Committee and be responsible to:

•	set the “tone” for the Committee and its members to foster ethical and responsible decision making, appropriate oversight of Management and appropriate corporate governance practices,

•	encourage free and open discussion at meetings of the Committee,

•	schedule and set the agenda for Committee meetings with input from other Committee members, the Chair and Management as appropriate,

•	facilitate the timely, accurate and proper flow of information to and from the Committee, and arrange sufficient time during Committee meetings to fully discuss agenda items,

•	report to the Board following each meeting of the Committee on the activities, findings and any recommendations of the Committee,

•	provide advice and counsel to the senior members of Management in the areas covered by the Committee’s mandate,

•	proactively encourage training and education of the Committee and its members in areas falling within the Committee’s mandate,

•	take reasonable steps to ensure that Committee members understand the boundaries between the Committee and Management responsibilities,

•

organize the Committee to function independently of Management and take reasonable steps to ensure that the Committee has an opportunity at each of its meetings to meet in separate closed sessions without Management present, and with or without internal personnel or external advisors as needed or appropriate,

•

lead the Committee in monitoring and evaluating, in consultation with the Corporate Governance & Nominating Committee, the performance and effectiveness of the Committee as a whole and the contributions to the Committee of individual directors, and

•

take all other reasonable steps to ensure that the responsibilities and duties of the Committee, as outlined in its Charter, are well understood by the Committee members and executed as effectively as possible.

SCHEDULE B MINERAL PROJECTS

For the purposes of NI 43-101, our Allan, Cory, Lanigan, Rocanville and Vanscoy potash operations are the properties material to Nutrien.

a) Material Potash Operations

Certain scientific and technical information regarding our:

a)

Allan potash operations is based on the technical report titled “National Instrument 43-101 Technical Report on Allan Potash Deposit (KL 112R C), Saskatchewan, Canada” dated effective December 31, 2024 (“Allan Technical Report”),

b)

Cory potash operations is based on the technical report titled “National Instrument 43-101 Technical Report on Cory Potash Deposit (KL 103 C), Saskatchewan, Canada” dated effective December 31, 2024 (“Cory Technical Report”),

c)

Lanigan potash operations is based on the technical report titled “National Instrument 43-101 Technical Report on Lanigan Potash Deposit (KLSA 001 D), Saskatchewan, Canada” dated effective December 31, 2024 (“Lanigan Technical Report”),

d)

Rocanville potash operations is based on the technical report titled “National Instrument 43-101 Technical Report on Rocanville Potash Deposit (KL 305), Saskatchewan, Canada” dated effective December 31, 2024 (“Rocanville Technical Report”), and

e)

Vanscoy potash operations is based on the technical report titled “National Instrument 43-101 Technical Report on Vanscoy Potash Deposit (KL 114 D) Saskatchewan, Canada” dated effective December 31, 2024 (“Vanscoy Technical Report”).

Collectively, these reports comprise the “Technical Reports” for the Nutrien mines. They were prepared under the supervision of Craig Funk, B.Sc., M.Sc., P.Eng., P.Geo. and Jodi Derkach B.Sc., P.Geo., who are “qualified persons” as defined in NI 43-101. The Technical Reports have been filed with the securities regulatory authorities in each of the provinces of Canada and furnished to the SEC. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Technical Reports, as applicable.

Mineral Rights

Mineral rights at all mines in Saskatchewan are mined pursuant to subsurface mineral leases with the Province of Saskatchewan, Canada (“Crown”), and with non-Crown (“Freehold”) mineral rights owners. Crown mineral rights are governed by The Subsurface Mineral Tenure Regulations, 2015 (Saskatchewan), and Crown leases are approved and issued by the Saskatchewan Ministry of Energy and Resources (“MER”).

History

Ten potash mines were brought into production in Saskatchewan between 1962 and 1970. Until 2017, no new mine had been commissioned following the original ten. Most current potash production comes from conventional underground mines, while just three operate using solution mining methods. Generally, potash mines have contracted or expanded production over the years in response to the demand for potash.

Exploration drilling for potash at each of the mines was carried out in the 1950s and 1960s. Potash production began at Allan, Cory and Lanigan in 1968, at Vanscoy in 1969, and at Rocanville in 1970. With the exception of the 1970 inflow which halted Vanscoy production for two years, each of the mines have run on a continuous basis other than short-term shutdowns taken for inventory management purposes, occasional plant maintenance and construction work, or other outages that are typical for operations of this nature.

The mines were built by numerous companies in the 1960s: (a) the Allan mine was built by a consortium of companies (U.S. Borax, Homestake Potash Company, and Swift Canadian Company), (b) the Cory mine was built by a company called Duval Sulphur and Potash Company, (c) the Lanigan mine was built by a company named Alwinsal Potash of Canada Ltd., a consortium of German and French mining and fertilizer companies, (d) the Rocanville mine was built by a company called Sylvite of Canada Ltd. (a division of Hudson’s Bay Mining and Smelting Ltd.), and (e) the Vanscoy mine was built by Cominco Ltd. (formerly the Consolidated Mining and Smelting Company of Canada Limited).

PotashCorp acquired: (a) a 60% ownership of the Allan mine in 1978 (through purchase of the U.S. Borax and Swift Canadian interests), became the operator of the mine in 1981, and in 1990, PotashCorp purchased the remaining 40% interest, (b) the Cory mine in 1976, (c) the Lanigan mine in 1976 and (d) the Rocanville mine in 1977. With respect to the Vanscoy mine, in 1993, Cominco Fertilizers Ltd. was formed as a separate entity from Cominco Ltd. In 1995, all Cominco Ltd. involvement in Cominco Fertilizers Ltd., who built the Vanscoy mine, ceased and shares were transferred to the new entity, Agrium.

Major refurbishments and expansions of the Allan and Cory mines were completed in 2013, of the Vanscoy mine in 2015, and of the Rocanville mine in 2016, increasing nameplate capacity to: (a) 4.0 million tonnes for the Allan mine, (b) 3.0 million tonnes for the Cory mine, (c) 3.0 million tonnes for the Vanscoy mine, and (d) 6.5 million tonnes for the Rocanville mine of finished potash products per year. Mill rehabilitation, mine expansion and hoist improvement projects were completed at Lanigan mine between 2005 and 2010. As of December 31, 2024, the annual nameplate capacity at Lanigan is 3.8 million tonnes. The expansion construction at each of these mines was carried out without significant disruption to existing potash production from the site.

At Allan, Cory and Lanigan, potash ore has been mined and concentrated to produce saleable quantities of high- grade finished potash products since 1968, at Vanscoy since 1969 and at Rocanville since 1970.

Geological Setting, Mineralization and Deposit Types

Geological Setting and Mineralization

Much of southern Saskatchewan is underlain by the Prairie Evaporite Formation, a layered sequence of salts and anhydrite which contains one of the world’s largest deposits of potash. The potash extracted from the predominantly sylvinite ore has its main use as a fertilizer.

The 100 m to 200 m thick Prairie Evaporite Formation is overlain by between 400 and 500 m of Devonian carbonates followed by approximately 100 m of Cretaceous sandstone, and between 400 and 500 m of Cretaceous shales and more recent Pleistocene glacial tills to surface. The Prairie Evaporite Formation is underlain by Devonian carbonates. The Phanerozoic stratigraphy of Saskatchewan is remarkable in that units are flat- lying and relatively undisturbed over very large areas.

Potash mineralization in this region of Saskatchewan is predominantly sylvinite, which is comprised mainly of the minerals sylvite (“KCl”) and halite or rock salt (“NaCl”), with trace carnallite (“KMgCl3 · 6H2O”) and minor water insolubles. Potash fertilizer is concentrated, nearly pure KCl (i.e., greater than 95% pure KCl), but ore grade is traditionally reported on a % K2O equivalent basis. The “% K2O equivalent” gives a standard measurement of the nutrient value of different potassium-bearing rocks and minerals. To convert from % K2O equivalent tonnes to actual KCl tonnes, multiply by 1.58. Ore grade for the mines are summarized as follows.

Summary of Ore Grade Measurements:

Mine		Average Ore Grade from Drilling [1]		Average Ore Grade from Mill Feed [2]	Average Ore Grade from In-mine Samples [3]
		%K2O Equivalent	Number of Drillholes	%K2O Equivalent	%K2O Equivalent	Number of Samples
Allan (A Zone)		26.8%	21	24.9%	24.5%	7,967
Cory (A Zone)		25.5%	11	23.2%	20.7%	8,132
Lanigan	(A Zone) (B Zone)	25.4% 23.3%	20 21	25.2%	24.7% 20.2%	5,518 22,175
Rocanville		22.3%	32	21.2%	22.7%	56,903
Vanscoy (A Zone)		25.2%	39	24.3%	23.8%	3,435

Deposit Type

There are three mineable potash members within the Prairie Evaporite Formation of Saskatchewan. Stratigraphically highest to lowest, these members are: Patience Lake, Belle Plaine and Esterhazy. Potash mineralization at each mine is flat-lying and continuous and the mines operate as conventional underground potash mines.

[1]	Average ore grade from drillholes within respective Crown Subsurface Mineral Leases per the Technical Reports, as applicable.
[2]	The listed potash ore grade from the mill feed was the average measured over the last three years (2023, 2024, 2025).
[3]	Average ore grade from in-mine samples per the Technical Reports, as applicable.

Potash mined at Allan, Cory, Lanigan, and Vanscoy lies within the Patience Lake Member of Prairie Evaporite Formation. There are two potash seams named A Zone and B Zone within this member. Currently, only the A Zone is being mined in the Allan, Cory, and Vanscoy areas. Some test mining has been carried out in the B Zone at Allan, but no mining is done in this layer at present. Both A Zone and B Zone are being mined at Lanigan. Potash mineralization at Allan, Cory, Lanigan and Vanscoy occurs at about 1,000 meters depth below surface. The A Zone is approximately 3.35 meters thick and occurs near the top of the Prairie Evaporite Formation salts. Salt cover from the ore zone to overlying units is approximately 12 meters in the Allan, Cory, and Vanscoy areas. Salt cover from the top of the A Zone mining horizon at Lanigan is approximately 7 meters thick, while the salt cover from the top of the B Zone mining horizon to overlying units is approximately 14 meters thick. The Belle Plaine Member is present in varying degrees at Allan, Cory, Lanigan and Vanscoy. The Esterhazy Member is present in varying degrees at Allan and Lanigan.

Potash mined at Rocanville lies within the Esterhazy Member of the Prairie Evaporite Formation. The potash zone at Rocanville is approximately 2.4 meters thick and occurs near the top of the Prairie Evaporite Formation. Salt cover from the ore zone to overlying units is approximately 30 meters. The Belle Plaine Member is present but not well developed in the Rocanville area.

Exploration

Before the mines were established, all exploration consisted of drilling from surface and analysis of core from these drillholes. Since mining began, exploration drilling has been infrequent at the mines. Now, drilling is most often used to derisk mining. In most of southern Saskatchewan, potash mineralization is in place wherever Prairie Evaporite Formation salts exist, are flat-lying and are undisturbed. Since the surface seismic exploration method is an excellent tool for mapping the top and bottom of Prairie Evaporite salts, this has become the main potash exploration tool in any existing Saskatchewan Subsurface (potash) Mineral Lease. Historically, 2D seismic, and now the more accurate and full coverage 3D seismic methods are used to infer continuity and extent of potash beds in flat-lying potash deposits. Seismic data are relied upon to identify collapse structures that must be avoided in the process of mine development since these structures can act as conduits for water ingress to the mine. As a result, isolation pillars or mining buffer zones are left around these anomalous features. This practice reduces the overall mining extraction ratio, but the risk of inflow to mine workings is effectively mitigated. Occasional, small-scale salt anomalies that are not mapped by seismic data do occur. When they do, they are dealt with in the normal course of mining and extraction through these areas is typically minimized. Where there is uncertainty in seismic interpretations, drilling is often used to confirm or refine the seismic interpretation.

Seismic coverage is outlined in the Technical Reports.

Experience has shown that the potash mining zone is continuous when seismic data are undisturbed and flat-lying. Surface seismic data are generally collected years in advance of mining. Any area recognized as seismically unusual is identified early and mine plans are adjusted to avoid these regions.

Drilling

The primary objective of the original potash test holes drilled in the 1950s and 1960s at each of the operations was to sample the potash horizons and establish basic mining parameters. The seismic method was still novel and crude at that time and as such, 2D seismic surveys were done sparingly, so the drillhole information was relied upon heavily to evaluate potash deposits. Test holes would penetrate the evaporite section with a hydrocarbon-based drilling mud (oil-based or diesel fuel) to protect the potash mineralization from dissolution. Basic geophysical well-logs were acquired, and, in many cases, drill stem tests were run on the Dawson Bay Formation to help assess water-make mine inflow potential of the caprock. Core samples from the targeted potash intersections were split or quartered, crushed, and analyzed to establish potash ore grades.

Due to the remarkably consistent mineralogy and continuity of the resource as experienced through decades of mine production, very little potash exploration drilling has been done at our operations since the 1960s. Since each drillhole is a potential conduit for subsurface groundwater from overlying (or underlying) water-bearing formations into future mine workings, it is also important to minimize the amount of cross-formational drilling. Every potash test drillhole from surface sterilizes potash mineralization as a safety pillar is required around every surface drillhole once underground mining commences.

All new drilling efforts have targeted areas of geological uncertainty. Although normal ore zone conditions may occur in the tested areas, they are not targeted specifically. For this reason, and because ore grade is known to be locally variable, assays from drilling are not relied upon for ore grade estimation. Instead, grade determined from routinely collected in-mine ore zone samples are found to be most reliable. The long-term average from in-mine tends to best represent the larger ore zone as it normalizes local variability.

Sampling Preparation, Analyses and Security

Basic Approach

Drillhole sampling methods have remained essentially the same over the years. Short segments of core usually about 0.3 meters (1 foot) in length are labeled based on visible changes in mineralization and sometimes based on fixed intervals. Each segment of core is then split using some type of rock or masonry saw. The split portion of core is then bagged and labeled and sent to a laboratory for chemical analysis. Historical potash samples remain stored at the Subsurface Geological Laboratory (Regina, Saskatchewan) of the Saskatchewan Ministry of Energy & Resources.

All in-mine samples from our operations were analyzed in the mill laboratories using analysis techniques that were up to date for the era in which the sample was collected.

Regarding quality assurance for analytical results, the Company participates in the Canpotex Producer Sample Exchange Program using methods developed by the Saskatchewan Potash Producers Association (“SPPA”). The Sample Exchange Program monitors the accuracy of analytical procedures used in its labs. In the early 1970s, the SPPA initiated a round-robin Sample Exchange Program, the purpose of which was to assist the potash laboratories in developing a high level of confidence in analytical results. This program, now named the Canpotex Producer Sample Exchange Program using SPPA Methods (“CPSEP”) has continued up to the present. Current participants include all Canpotex member potash mine site labs, the Nutrien Pilot Plant Lab, and independent third-party surveyor labs. The CPSEP provides participants with three unknown potash samples for analysis quarterly. Results for the unknown sample analysis are correlated by an independent agency that distributes statistical analysis and a summary report to all participants. Completed exchange program samples can be used for control standards as required in QA/QC sections of standard analytical procedures.

The Nutrien Pilot Plant is secured in the same way as modern office buildings are secured. Authorized personnel have access and visitors are accompanied by staff. No special security measures are taken beyond that. Currently, no external laboratory certification is held by the Nutrien Pilot Plant. On occasion, product quality check samples are sent to the Saskatchewan Research Council (SRC), a fully certified analytical facility.

In the opinion of the authors of the Technical Reports, the sample preparation, security, and analytical procedures are acceptable, are consistent with industry-standard practices, and are adequate for Mineral Resource and Reserve estimation purposes.

Assay Data Verification

The original 1950s, 1960s, and 1970s drillhole assays were studied by independent consultants chosen by the well licensee or potash operator at the time. Original assay results for core samples from historical drillholes were taken as accurate in these studies as there is no way to reliably reanalyze these samples. Most of the remaining core in storage have long since deteriorated to the point where they are not usable. Recently, drillhole core is prepared for sampling by Nutrien staff and, generally, sent to Saskatchewan Research Council Geoanalytical Laboratory for independent analyses.

Ore grades of in-mine samples are measured in-house at the Allan, Cory, Lanigan, Rocanville and Vanscoy mine laboratories by Company staff using modern, standard chemical analysis tools and procedures. An independent agency does not verify these results, however, check sampling through the CPSEP does occur.

It should be noted that assay results from historical drillholes match in-mine sample results reasonably well even though drillhole sample spacing is much greater. This correlation is further validation of the in-mine sampling methodology. Mean mineral grade determined from in-mine samples taken over decades of mining at Allan, Cory, Lanigan, Rocanville and Vanscoy is thought to provide the most accurate measurement of potash grade for these mines, also providing a good basis for estimating ore grade in areas of future mining.

Exploration Data Verification

The purpose of any mineral exploration program is to determine extent, continuity and grade of mineralization to a certain level of confidence and accuracy. Assay of physical samples (drillhole cores and/or in-mine samples) is the only way to gain information about mineral grade, but extent and continuity of mineralization are correctly determined using data collected from seismic surveys correlated with drilling information. To date, surface seismic data collected at our mines have been analyzed and verified by Company staff, at times in cooperation with an independent consultant.

Data for the mineral resource and reserve estimates for Allan, Cory, Lanigan, Rocanville and Vanscoy mines were verified by Company staff as follows:

•	Review of potash assay sample information (drillholes and in-mine grade samples);

•	Review and verify procedures used for in-mine grade sampling and laboratory analysis;
•	Review of surface geophysical exploration results (3D and 2D seismic data);
•	Crosscheck of mined tonnages reported by mine site technical staff with tonnages estimated from mine survey information; and
•	Crosscheck of mineral resource and reserve calculations carried out by corporate technical staff.

In the opinion of the authors of the Technical Reports, this approach to data verification of potash mineral grade and surface seismic information is in accordance with generally accepted industry practice for areas adjacent and contiguous to an existing operating potash mine.

Potash Ore Density from In-Mine Mineral Grade Measurements

An estimate of in-situ rock density is used to calculate potash mineralization volumes in Mineral Resource and Reserve assessments. A common approach, and the one used by Nutrien, is to determine in-place Mineral Resource and Reserve volumes (m3), then multiply this number by in-situ bulk-rock density (tonnes / m3) to give in-place Mineral Resource and Reserve tonnes.

Well-log data from drillholes can be used to calculate bulk density if accurate and calibrated well-logs are acquired during exploration drilling. In practical terms, modern well-logs tend to meet these criteria, but historic well-logs (collected before the 1990s) do not. In Saskatchewan, almost all potash exploration drilling took place in the 1950s and 1960s, well before density logs were accurate and reliable.

Another approach, and the one used by Nutrien, is to look up density values for the minerals which constitute potash rock – values determined in a laboratory to a high degree of accuracy and published in reliable scientific journals/textbooks – then apply these densities to the bulk rock. Given that the density of each pure mineral is quantified and known, the only variable is what proportion of each mineral makes up the bulk rock. An obvious benefit of this approach is that a mean value computed on in-mine samples has a much greater confidence interval than a mean value computed from just a few drillhole assays.

The four main mineralogical components of the ore zones of Saskatchewan’s Prairie Evaporite Formation with their respective mineral densities are:

Mineral	Density (kg / m3)	Components
Halite	2,170	NaCl
Sylvite	1,990	KCl
Carnallite	1,600	KMgCl3 · 6(H2O)
Insolubles	2,510 – 2,870	Anhydrite, dolomite, quartz, muscovite, and other minor mineral components (Nutrien Pilot Plant, 2018)

All Nutrien potash mines measure and record the in-mine % K2O grade and insoluble content of the mined rock. Magnesium content is only measured at Lanigan and Rocanville since carnallite is sometimes a component of the ore at these two mines. From this set of measurements, density of the ore can be calculated.

The value for insoluble density is based on known densities of the constituent parts of the insoluble components of the mineralization and the average occurrence of these insoluble components, which is known from over 50 years of mining experience at each of our operations. Assuming the lowest plausible density of insolubles known for Saskatchewan potash deposits of this nature, the effect upon overall bulk-rock ore density and Mineral Resource and Reserve calculations would be negligible.

From thousands of in-mine samples taken at Allan, bulk density for the Allan A Zone has been determined to be:

= (halite density x % halite) + (sylvite density x % sylvite) + (insolubles density x % insolubles)

= (2,170 kg / m3 x 56.1%) + (1,990 kg / m3 x 38.8%) + (2,510 kg / m3 x 5.1%)

= 2,117 kg / m3

RHObulk-rock (Allan A Zone) = 2,117 kg / m3 = 2.12 tonnes / m3

From thousands of in-mine samples taken at Vanscoy, bulk density for the Vanscoy A Zone has been determined to be:

= (halite density x % halite) + (sylvite density x % sylvite) + (insolubles density x % insolubles)

= (2,170 kg / m3 x 57.3%) + (1,990 kg / m3 x 38.3%) + (2,510 kg / m3 x 4.4%)

= 2,116 kg / m3

RHObulk-rock (Vanscoy A Zone) = 2,116 kg / m3 = 2.12 tonnes / m3

Historical Cory in-mine mineral grade analyses did not include measurements of the insoluble content, so potash bulk-rock density is calculated using thousands of in-mine samples from the adjacent Vanscoy A Zone.

RHObulk-rock (Cory A Zone) = RHObulk-rock (Vanscoy A Zone) = 2,116 kg / m3 = 2.12 tonnes / m3

From thousands of in-mine samples taken at Lanigan, bulk density for the Lanigan A Zone has been determined to be:

= (halite density x % halite) + (sylvite density x % sylvite) + (insolubles density x % insolubles) + (carnallite density x % carnallite)

= (2,170 kg / m3 x 54.7%) + (1,990 kg / m3 x 38.2%) + (2,870 kg / m3 x 6.1%) + (1,600 kg / m3 x 1.0%)

= 2,138 kg / m3

RHObulk-rock (Lanigan A Zone) = 2,138 kg / m3 = 2.14 tonnes / m3

From thousands of in-mine samples taken at Lanigan, bulk density for the Lanigan B Zone has been determined to be:

= (halite density x % halite) + (sylvite density x % sylvite) + (insolubles density x % insolubles)

= (2,170 kg / m3 x 59.5%) + (1,990 kg / m3 x 30.8%) + (2,870 kg / m3 x 4.8%) + (1,600 kg / m3 x 4.9%)

= 2,120 kg / m3

RHObulk-rock (Lanigan B Zone) = 2,120 kg / m3 = 2.12 tonnes / m3

To date, not enough B Zone mining has been carried out at Allan, Cory and Vanscoy to permit a bulk density calculation based on in-mine grade samples. If further test mining of the B Zone at these mines are conducted in future, there may be enough samples with all constituent minerals measured to warrant a change from what is reported. It is expected that any such change would have only a minimal effect on bulk-rock density used in tonnage calculations. Instead, we use the potash bulk-rock density calculated using thousands of in-mine grade samples from Lanigan B Zone:

RHObulk-rock (Allan, Cory, Vanscoy B Zone) = RHObulk-rock (Lanigan B Zone) = 2,120 kg / m3 = 2.12 tonnes / m3

This estimate is considered acceptable since the B Zone at Allan, Cory and Vanscoy are the same potash seam as the Lanigan B Zone.

From thousands of in-mine samples taken at Rocanville, bulk density has been determined to be:

= (halite density x % halite) + (sylvite density x % sylvite) + (insolubles density x % insolubles) + (carnallite density x % carnallite)

= (2,170 kg / m3 x 57.5%) + (1,990 kg / m3 x 35.4%) + (2,790 kg / m3 x 1.0%) + (1,600 kg / m3 x 6.1%)

= 2,078 kg / m3

RHObulk-rock (Rocanville) = 2,078 kg / m3 = 2.08 tonnes / m3

This method is as accurate as the ore grade measurements and mineral density estimates.

Mineral Resource and Mineral Reserve Estimates

Definitions of Mineral Resource

The Canadian Institute of Mining and Metallurgy and Petroleum (“CIM”) has defined mineral resource in The CIM Definition Standards for Mineral Resources and Reserves (2014) as:

1.

Inferred Mineral Resource: that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

2.

Indicated Mineral Resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade quality continuity between points of observation.

3.

Measured Mineral Resource: that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.

CIM defines Modifying Factors as “considerations used to convert mineral resources into mineral reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

In south-central Saskatchewan, where geological correlations are straightforward, and within a (potash) subsurface mineral lease at an operating potash mine, mineral resource categories are generally characterized by the Company as follows:

1.

Inferred Mineral Resource: areas of limited exploration, such as areas that have been investigated through regional geological studies, or areas with 2D regional surface seismic coverage, little or no drilling, at some distance from underground workings, and within the applicable Crown lease.

2.

Indicated Mineral Resource: areas of adequate exploration, such as areas with 3D surface seismic coverage, little or no drilling, at some distance from underground workings, and within the applicable Crown lease.

3.	Measured Mineral Resource: areas of detailed, physical exploration through actual drilling or mine sampling, near existing underground workings, and within the applicable Crown lease.

Exploration information used to calculate reported Mineral Resource tonnages at each of our operations consist of both physical sampling (drillhole and in-mine) and surface seismic (2D and 3D). Based on the definitions and guidelines above, all mineral rights leased or owned by the Company, and within respective Crown Lease, are assigned to one of the three mineral resource categories. Mineral resources are reported as mineralization in-place and are exclusive of Mineral reserves.

The tonnage reported in the A Zone Measured Resource (Allan, Cory, Lanigan and Vanscoy) is comprised of the potash that is within 1.6 km (1 mile) of a physically sampled location (i.e., drillholes or mine workings). Likewise, the tonnage reported in the Lanigan B Zone and Rocanville Measured Resource is comprised of the potash that is within 1.6 km (1 mile) of a physically sampled location (i.e., drillholes or mine workings). Also included as Measured Resource is the potash in the pillars of mined-out areas that is not already accounted for in the Proven Reserve estimation as there is the possibility of retrieving ore from the remnant mining pillars at some point in the future.

Mineral Resource for each mine is updated when the corresponding NI 43-101 Technical Report is issued. In between Technical Reports, it remains unchanged. Mineral resources are reported as mineralization in-place and are exclusive of mineral reserves. In-place tonnes were calculated for each of the Nutrien mine mineral resource categories using the following parameters.

Parameters used for Computing Resource and Reserve

Mine		Mining Height	Ore Density (tonnes / meter3)
Allan	A Zone B Zone	3.35 meters (11 feet)	2.12
		3.35 meters (11 feet)	2.12
Cory	A Zone B Zone	3.35 meters (11 feet)	2.12
		3.35 meters (11 feet)	2.12
Lanigan	A Zone B Zone	3.66 meters (12 feet)	2.14
		4.88 meters (16 feet)	2.12
Rocanville		2.51 meters (8.25 feet)	2.08
Vanscoy	A Zone B Zone	3.35 meters (11 feet)	2.12
		3.35 meters (11 feet)	2.12

The mineral resource per the corresponding Technical Reports are as follows:

Inferred, Indicated and Measured Mineral Resource

Mine		Inferred Mineral Resource (millions of tonnes)		Indicated Mineral Resource (millions of tonnes)		Measured Mineral Resource (millions of tonnes)		Total Mineral Resource (millions of tonnes)
Allan	A Zone B Zone	1,197	2,395	2,157	4,314	1,625	3,793	10,501
		1,197		2,157		2,168
Cory	A Zone B Zone	522	1,044	1,432	2,864	1,271	2,903	6,811
		522		1,432		1,632
Lanigan	A Zone B Zone	207	480	1,939	4,500	1,223	2,574	7,554
		273		2,561		1,351
Rocanville		347		2,042		2,258		4,647
Vanscoy	A Zone B Zone	1,120	2,240	1,547	3,094	2,291	5,152	10,486
		1,120		1,547		2,861

Definitions of Mineral Reserve

CIM defined mineral reserve in The CIM Definition Standards for Mineral Resources and Reserves (2014) as:

1.

Probable Mineral Reserve: the economically mineable part of an indicated, and in some circumstance, a measured, mineral resource. The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

2.	Proven Mineral Reserve: the economically mineable part of a measured mineral resource. A proven mineral reserve implies a high degree of confidence in the modifying factors.

CIM defines Modifying Factors as “considerations used to convert Mineral Resources into Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.”

For Saskatchewan, in regions adjacent and contiguous to an operating potash mine and within a (potash) subsurface mineral lease, mineral reserve categories are characterized by the Company as follows:

1.

Probable Mineral Reserve: identified recoverable potash mineralization classified as a measured resource, within a 1.6 km (1 mile) radius of a sampled mine entry or exploration drillhole contiguous to mine workings, and within the applicable Crown lease.

2.

Proven Mineral Reserve: identified recoverable potash mineralization classified as a measured resource, delineated on at least three sides by sampled mined entries or exploration drillholes to a maximum of 3.2 km (2 miles) apart, and within the applicable Crown lease.

Using the definitions outlined above, a portion of the Allan, Cory, Lanigan and Vanscoy A Zone Measured Resource (where mining is presently taking place) has been converted to Mineral Reserve. Likewise, a portion of the Lanigan B Zone Measured Resource, and a portion of the Rocanville Measured Resource (each where mining is presently taking place) has been converted to Mineral Reserve. The assigned Mineral Reserve category is dependent on proximity to sampled mined entries also described above.

Since an extraction ratio has been applied to each of these Mineral Reserve categories, Mineral Reserves are considered recoverable ore and are reported as such. Specifically, an overall extraction of 28% at Allan, 24% at Cory, 24% at Lanigan, 25% at Rocanville, and 22% at Vanscoy has been applied to the Probable Reserve, an area where no mining has occurred to date. It was derived by dividing the total ore tonnes mined to date by the tonnage equivalent of the total area of the mine workings (i.e., the perimeter around the mine workings) less future mining blocks. This extraction ratio is significantly lower than the local extraction ratio, as it takes into account areas which cannot be mined due to unfavorable geology. To remain conservative in our estimations, and because a considerable amount of mining has already occurred in the Proven Reserve area, this extraction ratio has been applied only to the portion of the Proven Reserve that is anticipated to be mined in future. Future mining blocks within the Proven Reserve area vary from year to year as production continues. Pillars remaining that are not planned for mining remain a Measured Resource.

At times, irregular mining which resembles development mining occurs to support operational requirements (e.g., egress) or as geological conditions necessitate. While irregular mining increases confidence in the Mineral Resource by way of physical sampling, it can add considerable Mineral Reserve to broad areas not otherwise covered (or planned to be covered) by mine workings. Again, to remain conservative in our estimations, certain irregular mining may not have been converted from Measured Resource to Proven Reserve. Similarly, only drillholes whose 1.6 km radii are contiguous to mine workings or the 1.6 km radius placed around mine workings are used to compute probable mineral reserve. The remaining non-contiguous drillholes remain in the Measured Resource category.

Currently, in any specific mining block at Lanigan, only one zone is mined (i.e., bi-level mining is not in practice). As such, Mineral Reserve is assigned only to the ore zone that will be mined in the future so that A Zone Mineral Reserve and B Zone Mineral Reserve do not overlap.

An extraction ratio has been applied to each of these Mineral Reserve categories, Mineral Reserves are considered recoverable ore, and are reported as such.

Mineral Reserve for each mine is updated when the corresponding NI 43-101 Technical Report is issued. In between Technical Reports, annual production tonnages are subtracted from the Proven Mineral Reserve. The mineral reserves as of December 31, 2025 are as follows:

Probable and Proven Mineral Reserve

Mine		Probable Mineral Reserve (millions of tonnes)		Proven Mineral Reserve (millions of tonnes)		Total Mineral Reserve (millions of tonnes)
Allan	A Zone	260	260	92	92	351
	B Zone	Nil		Nil
Cory	A Zone	156	156	52	52	208
	B Zone	Nil		Nil
Lanigan	A Zone	225	365	22	84	449
	B Zone	140		62
Rocanville		260		67		327
Vanscoy	A Zone	263	263	111	111	374
	B Zone	Nil		Nil

Capital and Operating Costs

The Allan, Cory and Lanigan mines have been in operation since 1968, the Vanscoy mine has been in operation since 1969, and the Rocanville mine has been in operation since 1970. Since then, capital expenditures were made on a regular and ongoing basis to sustain production and to expand production from time to time. All construction was carried out without significant disruption to existing potash production from the sites.

Major Refurbishment and Expansion

Mine	Year of Major Refurbishment and Expansion	Increase in Nameplate Capacity of Finished Potash Products Per Year	Description of Work Completed
Allan	2013	4.0 million tonnes	Enhancement of hoists and shaft conveyances, major expansions of both mine and mill, improvements to loadout facilities and some infrastructure improvements.
Cory	2013	3.0 million tonnes	Increased hoist capacity, infrastructure improvements, major expansions of mine and mill, and improvements to loadout facilities.
Lanigan	2005 – 2010	3.8 million tonnes	Mill rehabilitation, mine expansion and hoist improvement projects.
Rocanville	2013 – 2017	6.5 million tonnes	Construction of a third shaft, enhancement of hoists and shaft conveyances, major expansions of both mine and mill, improvements to loadout facilities and some infrastructure improvements.
Vanscoy	2015	3.0 million tonnes	Increased hoist capacity, infrastructure improvements, major expansions of mine, mill and TMA.

Exploration, Development and Production

Potash production in any given year at our potash mines is a function of many variables, so actual production in any given year can vary dramatically from tonnages produced in previous years. The mineral reserve tonnage and historic average production are used to estimate the remaining mine life. The table below summarizes mine life for each Nutrien site from December 31, 2025, assuming the average mining rate seen over the past three years (potash ore mined and hoisted per year) is sustained, and that the mineral reserves remain unchanged.

Mine Life Summary from December 31, 2025

Mine	Average Yearly Mining Rate	Mineral Reserve (Total)	Mine Life
Allan	6.854 million tonnes	351	51 years
Cory	6.141 million tonnes	208	34 years
Lanigan *	9.422 million tonnes	449	A Zone: 26 years B Zone: 21 years
Rocanville	16.480 million tonnes	327	20 years
Vanscoy	3.215 million tonnes	374	116 years
*	Mine life estimates for Lanigan A Zone and B Zone must remain independent and must not be added to arrive at a cumulative mine life.

Mining Operations

All conventional potash mines in Saskatchewan operate at 900 m to 1,200 m below surface within 9 m to 30 m of the top of the Prairie Evaporite Formation. Over the scale of any typical Saskatchewan potash mine, potash beds are tabular and regionally flat-lying, with only moderate local variations in dip. Potash ore is mined using conventional mining methods, whereby:

•	Shafts are sunk to the potash ore body;

•	Continuous mining machines cut out the ore, which is hoisted to surface through the production shaft;

•	Raw potash is processed and concentrated in a mill on surface; and

•	Concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

At Allan, Cory, Lanigan and Vanscoy (the Saskatoon area mines), sinking of the two original shafts (production and ventilation shafts) from surface to the potash zone was completed in early 1968, and the first potash ore was hoisted shortly thereafter. The two original Rocanville shafts were completed in 1970. The mines have run on a continuous basis other than short-term shutdowns taken for inventory management purposes, occasional plant maintenance and construction work, or other outages that are typical for operations of this nature. The exception to this was Vanscoy where a major inflow in 1970 halted production for two years (described in Technical Report).

At Allan, Cory, Lanigan and Vanscoy, the A Zone of the Patience Lake Member is mined. Additionally, at Lanigan both the A Zone and the B Zone are mined. The seams are separated by approximately 4 m to 6 m of tabular salt. Currently, in any specific mining block at Lanigan, only one zone is mined (i.e., bi-level mining is not in practice). Per the Technical Reports, mine elevations in the A Zone range from 940 m to 1,120 m at the Saskatoon area mines. These depths to A Zone potash mineralization are anticipated over most of the lease area for these mines. Mine workings are protected from aquifers in overlying formations by approximately 12 m of overlying salt and potash beds at Allan, Cory and Vanscoy, and by approximately 7 m (A Zone) to 14 m (B Zone) at Lanigan. Furthermore, the salt plugged porosity in the Dawson Bay Formation, a carbonate layer lying immediately above potash hosting salt beds at these mines provides further protection from overlying aquifers.

Virtually all Rocanville underground mining rooms are in the Esterhazy Member of the Prairie Evaporite Formation. Per the Rocanville Technical Report, mine elevations range from approximately 895 m to 1,155 m. Within the Rocanville Crown Lease, depths to the top of the ore zone can reach up 1,250 m (the deepest potash exploration drillhole) but are expected to be shallower than 1,200 m over most of the lease area. Mine workings are protected from aquifers in overlying formations by approximately 30 m of overlying salt and potash beds, along with salt plugged porosity in the Lower Dawson Bay Formation, a carbonate layer lying immediately above potash hosting salt beds.

The highest mineral grade section at the Saskatoon area mines A Zone potash seam is approximately 3.35 m (11 feet) thick, with gradations to lower grade salts immediately above and below the mining horizon. The actual mining thickness at these mines are dictated by the height of mining machines used to cut the ore which is typically 3.35 m (11 feet) or 3.66 m (12 feet) (as described in the Technical Reports). The thickness of the B Zone mining horizon at Lanigan varies somewhat and there is some flexibility in the thickness of the potash ore that is extracted there. Production mining machines have a fixed mining height of 2.74 m (9 feet). In a normal production room ore is extracted in two lifts resulting in a mining height of approximately 4.88 m (16 feet).

Carnallite sometimes occurs in minor amounts in the basal part of the B Zone. Carnallite is an undesirable mill feed material. It is common at Lanigan to find carnallite in pod-like deposits (in the B Zone) and the larger pods can be mapped with seismic and avoided. Smaller pods are typically mapped by using physical sampling or Ground Penetrating Radar after the first lift of a production room. When detected, the second production lift is not cut thus leaving the carnallite in the floor. In these instances, the B Zone mining height is just 2.74 m (9’). Carnallite is found in trace amounts in the A Zone; however, due to its low occurrence, mining practices remain unchanged when it is encountered.

The highest mineral grade section of the Rocanville potash seam is approximately 2.3 m (7.5 feet) thick, with gradations to lower grade sylvinite salts immediately above and below the mining horizon. The actual mining thickness at Rocanville is also dependent on the mining machine heights there, being either 2.44 m (8 feet) or 2.51 m (8.25 feet). Mining machines at Rocanville use potassium sensing technology to ensure that rooms are always cut in the best available potash ore.

All mines in the Saskatoon area cuts to a marker (clay) seam that is slightly above the high-grade mineralized zone to establish a safe and stable mine roof. The top marker seam is slightly overcut by 10 to 20 cm. Clay seams are often planes of weakness, and if they are undercut, material immediately below the clay seam becomes a hazard as it may separate and fall. Since the hazard must be remediated prior to proceeding, thus slowing production, the moderately diluted mineral grade that results from the overcutting is preferable from a safety point of view.

Conservative local extraction ratios (never exceeding 45% in any mining block) are employed at all Saskatchewan mines in order to minimize potential detrimental effects of mining on overlying strata; this is common practice in flat-lying, tabular ore bodies overlain by water-bearing layers.

From the shaft-bottom, potash ore is hoisted approximately 1,000 m from the potash level through the vertical shafts to a surface mill. In addition to hoisting potash ore to surface, the production shaft also provides fresh air ventilation to the mine and serves as a secondary egress. The service shaft is used for service access, and exhaust ventilation from the mine.

Environmental Studies, Permitting and Social or Community Impact

The tailings management strategy at all Nutrien potash mines in Saskatchewan is one of sequestering solid mine tailings in an engineered and provincially licensed Tailing Management Area (TMA) near the surface plant site. Emissions to air consisting primarily of particulate matter are kept below regulatory limits through various modern air pollution abatement systems (e.g., dust collection systems built into mill processes) that are provincially licensed. This same procedure is followed at all of our mines in Saskatchewan.

In Saskatchewan, all potash tailings management activities are carried out under an “Approval to Operate” granted by the Saskatchewan Ministry of Environment (MOE), the provincial regulator. Staff at the mines actively monitor and inspect operations and routinely report the observations and measurements to the Environmental Protection Branch of MOE. The current Approval to Operate for our mines has been granted to July 1, 2028, the renewal date.

In terms of long-term decommissioning, environmental regulations of the Province of Saskatchewan require that all operating potash mines in Saskatchewan create a long-term decommissioning and reclamation plan that will ensure all surface facilities are removed, and the site is left in a chemically and physically stable condition once mine operations are complete. The Company has conducted numerous studies of this topic, and the most recent decommissioning and reclamation plan was approved by MOE technical staff in January 2022. Because the current expected mine life for the sites is many decades into the future, it is not meaningful to come up with detailed engineering designs for decommissioning annually. Instead, decommissioning plans are reviewed every five years, and updated to accommodate new concepts, technological change, incorporation of new data, and adjustments of production forecasts and cost estimates. Any updated decommissioning and reclamation reports generated by this process are submitted to provincial regulatory agencies. A revised decommissioning and reclamation plan is due in June 2026 for MOE review.

In addition to the long-term decommissioning plan, provincial regulations require that every potash producing company in Saskatchewan set up a Financial Assurance Fund, which is to be held in trust for the decommissioning, restoration and rehabilitation of the plant site after mining is complete. This fund is for all mines we operate in the Province of Saskatchewan (i.e., Allan, Cory, Lanigan, Patience Lake, Rocanville and Vanscoy).

Taxes Relating to Potash Operations

Royalties are paid to the Province of Saskatchewan in connection with the Company’s Potash operations, which holds most of the mineral rights in the lease areas, and royalties from Freehold lands are paid to various freeholders of mineral rights in the area. The Crown royalty rate is three percent and is governed by The Subsurface Mineral Royalty Regulations, 2017. The actual amount paid is dependent on selling price and production tonnes.

Municipal taxes are paid based on site property values to the applicable municipality in Saskatchewan. Saskatchewan potash production is taxed at the provincial level under The Mineral Taxation Act, 1983. This tax, governed by The Potash Production Tax Regulations, consists of a base payment and a profit tax, collectively known as the potash production tax. As a resource corporation in the Province of Saskatchewan, the Company is also subject to a resource surcharge equal to a percentage of the value of its resource sales (as defined in The Corporation Capital Tax Act of Saskatchewan). In addition to this, the Company pays federal and provincial income taxes based on profits from all of its operations in Canada.

b) Allan Potash Operations

Project Description, Location and Access

General

The Allan mine is located in central Saskatchewan, approximately 45 kilometers east of the city of Saskatoon, Saskatchewan. The Legal Land Description (Saskatchewan Township/Range) of the Allan surface plant is Section 22 Township 34 Range 01 West of 3rd Meridian. More precisely, the Allan Shaft #2 collar is located at:

•	Latitude: 51 degrees 55 minutes 55.56 seconds North

•	Longitude: 106 degrees 04 minutes 18.84 seconds West

•	Elevation: 524.26 meters above mean Sea Level (SL)

•	Easting: 426,303.225 m

•	Northing: 5,754,028.978 m

•	Projection: UTM

•	Datum: NAD83

•	Zone: 13

Per the Allan Technical Report, the Company owns approximately 3,431 hectares (8,478 acres) of surface rights required for current Allan mine operations, including areas covered by the existing surface plant and TMA, and surface lands required for anticipated future Allan mine and expanded milling operations.

Besides the proximity to Saskatoon, the Allan mine is served by a number of villages within 50 kilometers of the mine site. Allan is situated near the northern extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys. There are no rivers or other major watercourse channels near the Allan mine site.

Mineral Rights

The original Allan Crown Subsurface Mineral Lease, numbered KL 112, was made effective in September 1962. In the following years various amendments were made whereby certain lands were added, removed or transferred between Company dispositions for realized synergies between mining operations. The last amendment was executed in January 2021, resulting in Crown Subsurface Mineral Lease KL 112R C (the “Allan Crown Lease” or simply “KL 112R C”).

Per the Allan Technical Report, KL 112R C covers an area of approximately 80,950 hectares (200,032 acres). At Allan, the Company has leased potash mineral rights for 50,690 hectares (125,257 acres) of Crown Land and owns or has leased approximately 27,071 hectares (66,893 acres) of Freehold Land within the lease boundary. The Allan Crown Lease term is for a period of 21 years and is renewable in accordance with The Subsurface Mineral Tenure Regulations, 2015 for successive 21-year periods. All potash subsurface mineral leases are for 21-year terms, renewable at our option.

Within the Allan Crown Lease area, 67,198 hectares (166,049 acres) are mined pursuant to unitization agreements with mineral rights holders (Crown and Freehold) within four unitized areas.

Sampling Preparation, Analyses and Security

Mean Potash Mineral Grade from In-Mine Samples

At Allan, in-mine grade samples are taken by collecting fine “muck” from the floor of the mine approximately once per week per active mining face. This is roughly equivalent to a sample taken every 68 m to 74 m in production panels, and a sample taken every 85 m to 128 m in development panels. Per the Allan Technical Report, in-mine potash mineral grade samples collected from the Allan A Zone were analyzed in the Allan mill laboratory using analysis techniques that were up to date for the era in which the sample was collected.

The median ore grade for this family of in-mine samples is 25.3% K2O equivalent and the mean ore grade is 24.5%.

Per the Allan Technical Report, the B Zone mineral grade at Allan is reported to be 20.2% K2O equivalent, the grade observed from the in-mine samples at the Lanigan mine where the B Zone has been extensively mined. Even though Allan mine is some distance from Lanigan, this is considered to be the best estimate of expected mineral grade for this potash layer because the deposit is known to be regionally continuous from west of Vanscoy to east of Lanigan. Although it is possible that once mining proceeds into the B Zone the reported grade could change from what is reported, it is expected that any such change would be minimal.

Mineral Processing and Metallurgical Testing

Since opening in 1968, 199.502 million tonnes of potash ore have been mined and hoisted at Allan to produce 70.494 million tonnes of finished potash products. Given this level of sustained production for over several decades, basic mineralogical processing and prospective metallurgical testing of Allan potash is not considered relevant.

Mining Operations

In recent years, the Allan mine underwent a major expansion which brought the nameplate capacity up to 4.0 million tonnes of finished potash products per year. In 2025, operational capability at the Allan facility was 2.7 million tonnes per year. Operational capability may vary during the year and year to year, including as between our potash operations.

The life of mine concentration ratio (raw-ore/finished potash products) is 2.83 and the overall extraction ratio over this period is 28%.

Processing and Recovery Operations

At Allan, potash ore has been mined and concentrated to produce saleable quantities of high-grade finished potash products since 1968. Raw potash ore is processed on surface and concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Over the past three years, production of finished potash products at Allan was:

•	2023: 2.392 million tonnes finished potash products at 61.20% K2O (average grade)
•	2024: 2.397 million tonnes finished potash products at 61.16% K2O (average grade)
•	2025: 2.504 million tonnes finished potash products at 61.20% K2O (average grade)

Over the past decade actual mill recovery rates have been between 85.7% and 88.2%, averaging 86.8%. Given the long-term experience with potash geology and actual mill recovery at Allan, no fundamental potash milling problems are anticipated in the foreseeable future.

Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at all our mine sites and research facilities. At Allan, this is no exception; test work to optimize circuit performance and ensure product quality is carried out on an ongoing basis.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Allan.

Surface facilities are accessed by existing paved roads and highways that are part of the Saskatchewan Provincial Highway System. All finished potash products are shipped by rail over existing track.

As per the Allan Technical Report, high-voltage power capacity at Allan is 52 MVA. The ten-year projection of power utilization indicates that the utility can meet all foreseeable future demand.

The Allan operation requires a sustained fresh water supply for the milling process which is provided from a local reservoir called the Bradwell Reservoir (approximately 6 km distant). This provincially licensed water supply provides a source of process water for Allan milling operations and usage is regulated by terms of the license issued by the Saskatchewan Water Security Agency.

Environmental Studies, Permitting and Social or Community Impact

The Allan Tailings Management Area (TMA) currently covers an area of approximately 600 hectares (1,483 acres) of land owned by the Company. Solid potash mine tailings typically consist of 85% to 95% rock salt (NaCl) and 5% to 15% insoluble (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite and so on). An engineered slurry-wall (in some portions, a compacted earth trench barrier) has been constructed where required around approximately half of the Allan TMA. In future years this wall can be expanded if required for operational needs. The slurry-wall provides secondary containment for any saline mine waters, minimizing brine impacts from the TMA to surrounding surface water bodies and near-surface aquifers. Areas surrounding the TMA are closely monitored: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding groundwater and aquifers.

Allan currently operates two brine disposal wells near the surface plant of the Allan mine where clear salt brine (i.e., no silt, insolubles, or other waste) is borehole injected into the Winnipeg / Deadwood Formations, deep subsurface aquifers approximately 1,500 m to 1,700 m below the surface. The disposal wells are provincially licensed and formation water in these extensive deep aquifers is naturally saline.

c) Cory Potash Operations

Project Description, Location and Access

General

The Cory mine is located in central Saskatchewan, approximately 7 kilometers west of the city of Saskatoon, Saskatchewan. The Legal Land Description (Saskatchewan Township/Range) of the Cory surface operation is Section 18 Township 36 Range 06 West of 3rd Meridian. More precisely, the Cory service shaft collar is located at:

•	Latitude: 52 degrees 05 minutes 30.15 seconds North
•	Longitude: 106 degrees 51 minutes 16.32 seconds West
•	Elevation: 503 meters above mean SL
•	Easting: 372,951 m
•	Northing: 5,772,861 m
•	Projection: UTM
•	Datum: NAD83
•	Zone: 13

Per the Cory Technical Report, the Company owns approximately 2,352 hectares (5,812 acres) of surface rights required for current Cory mine operations, including areas covered by the existing surface plant and TMA, and surface lands required for anticipated future Cory mine and expanded milling operations.

Besides the proximity to Saskatoon, the Cory mine is served by a number of villages within 50 kilometers of the mine site. Cory is situated near the northern extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys. The Cory surface plant lies approximately 10 km northwest of the South Saskatchewan River, a major continental drainage channel.

Mineral Rights

The original Cory Crown Subsurface Mineral Lease, numbered KL 103, was made effective in September 1962. In the following years various amendments were made whereby certain lands were added, removed or transferred between Company dispositions for realized synergies between mining operations. The last amendment was executed in December 2020 and resulted in Crown Subsurface Mineral Lease KL 103 C (the “Cory Crown Lease” or simply “KL 103 C”).

Per the Cory Technical Report, KL 103 C covers an area of approximately 51,438 hectares (127,107 acres). At Cory, the Company has leased potash mineral rights for 28,507 hectares (70,442 acres) of Crown Land and owns or has leased approximately 23,002 hectares (56,840 acres) of Freehold Land within the lease boundary. The Cory Crown Lease term is for a period of 21 years and is renewable in accordance with The Subsurface Mineral Tenure Regulations, 2015 for successive 21-year periods. All potash subsurface mineral leases are for 21-year terms, renewable at our option.

Within the Cory Crown Lease area, 29,772 hectares (73,569 acres) are mined pursuant to a unitization agreement with mineral rights holders (Crown and Freehold) within one unitized area.

Sampling Preparation, Analyses and Security

Mean Potash Mineral Grade from In-Mine Samples

It has been the practice at Cory for the past several years to acquire two in-mine grade samples at the start of every cutting sequence and is done by collecting fine “muck” from the floor of the mine. The sampling frequency is equivalent to two samples taken approximately every 25 m in production panels, and two samples taken approximately every 50 m in development panels. In-mine grade sampling practices at Cory have varied over the years resulting in an irregular sample set. It is the belief of the authors that the average grade reported from these in-mine samples will become increasingly representative of Cory A Zone potash mineralization as standardized sampling continues. It will also lead to a normalized data distribution. At Cory, mill feed grade data collected over the years suggests a higher average grade than is found in the in-mine sample set.

Per the Cory Technical Report, in-mine potash mineral grade samples collected from the Cory A Zone were analyzed in the Cory mill laboratory using analysis techniques that were up to date for the era in which the sample was collected.

The median ore grade for this family of in-mine samples is 21.9% K2O equivalent and the mean ore grade is 20.7%.

Per the Cory Technical Report, the B Zone mineral grade at Cory is reported to be 20.2% K2O equivalent, which is the grade observed from thousands of in-mine samples at the Lanigan mine where the B Zone has been extensively mined. Even though Cory mine is some distance from Lanigan, this is considered to be the best estimate of expected mineral grade for this potash layer because the deposit is known to be regionally continuous from west of Vanscoy to east of Lanigan. Although it is possible that once mining proceeds into the B Zone the reported grade could change from what is reported, it is expected that any such change would be minimal.

Mineral Processing and Metallurgical Testing

Since opening in 1968, 153.771 million tonnes of potash ore have been mined and hoisted to produce 48.027 million tonnes of finished potash products. Given this level of sustained production over several decades, basic mineralogical processing and prospective metallurgical testing of Cory potash is not considered relevant.

Mining Operations

In recent years, the Cory mine underwent a major expansion which brought the nameplate capacity up to 3.0 million tonnes of finished potash products per year. In 2025, operational capability at the Cory facility was 2.1 million tonnes per year. Operational capability may vary during the year and year to year, including as between our potash operations.

The life-of-mine concentration ratio (raw ore/finished potash products) is 3.20 and the overall extraction ratio over this period is 24%.

Processing and Recovery Operations

At Cory, potash ore has been mined and concentrated to produce saleable quantities of high grade finished potash products since 1968. Raw potash ore is processed on surface and concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Over the past three years, production of finished potash products at Cory was:

•	2023: 1.493 million tonnes finished potash products at 61.74% K2O (average grade)
•	2024: 2.113 million tonnes finished potash products at 61.50% K2O (average grade)
•	2025: 2.092 million tonnes finished potash products at 61.5% K2O (average grade)

Over the past decade, actual mill recovery rates have been between 72.3% and 83.0%, averaging 78.7%. Historically, mill recoveries at Cory were lower than at other Nutrien plants because a larger portion, and at one point all, of Cory’s total production was made through the crystallization process. Given the long-term experience with potash geology and actual mill recovery at Cory, no fundamental potash milling problems are anticipated in the foreseeable future.

Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at all our mine sites and research facilities. At Cory, this is no exception; test work to optimize circuit performance and ensure product quality is carried out on an ongoing basis.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Cory.

Surface facilities are accessed by an existing paved road that is part of the Saskatchewan provincial highway system. Most finished potash products are shipped by rail over existing track, with some product shipped by truck over the North American highway system.

As per the Cory Technical Report, high-voltage power capacity at Cory is 52 MVA. The ten-year projection of power utilization indicates that the utility can meet all foreseeable future demand.

The Cory operation requires a sustained fresh water supply for the milling process which is provided by a waterline from the South Saskatchewan River (approximately 10 km distant). This provincially licensed water supply provides a source of process water for Cory milling operations and usage is regulated by terms of the license issued by the Saskatchewan Water Security Agency.

Environmental Studies, Permitting and Social or Community Impact

The Cory TMA currently covers an area of approximately 416 hectares (1,027 acres) of land owned by the Company. Solid potash mine tailings typically consist of 85% to 95% rock salt (NaCl) and 5% to 15% insolubles (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite, and so on). An engineered slurry-wall has been constructed on the north, west and south sides of the Cory TMA in the areas where near-surface aquifers could be impacted by mine waters. Near-surface geology to the east of the TMA limits the possibility of brine migration into these areas. The slurry-wall provides secondary containment of any saline mine waters, stopping these brines from reaching surrounding near-surface aquifers. Areas surrounding the TMA are closely monitored: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding groundwater and aquifers.

Cory currently operates four brine disposal wells near the surface plant of the Cory mine where clear salt brine (i.e., no silt, insolubles, or other waste) is borehole-injected into the Winnipeg / Deadwood Formations, deep subsurface aquifers approximately 1,500 m to 1,700 m below the surface. The disposal wells are provincially licensed and formation waters in these extensive deep aquifers is naturally saline.

d) Lanigan Potash Operations

Project Description, Location and Access

General

The Lanigan mine is located in central Saskatchewan, approximately 100 kilometers east of the city of Saskatoon, Saskatchewan. The Legal Land Description (Saskatchewan Township/Range) of the Lanigan surface operation is Section 28 Township 33 Range 23 West of 2nd Meridian. More precisely, the Lanigan Shaft #2 collar is located at:

•	Latitude: 51 degrees 51 minutes 20.48 seconds North
•	Longitude: 105 degrees 12 minutes 34.79 seconds West
•	Elevation: 535.34 meters above mean SL
•	Easting: 485,560.306 m
•	Northing: 5,745,008.726 m
•	Projection: UTM
•	Datum: NAD83
•	Zone: 13

Per the Lanigan Technical Report, the Company owns approximately 3,980 hectares (9,836 acres) of surface rights required for current Lanigan mine operations, including areas covered by the existing surface plant and TMA, and surface lands required for anticipated future Lanigan mine and expanded milling operations.

Lanigan is situated near the northern extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys. There are no rivers or other major watercourse channels near the Lanigan mine site.

Mineral Rights

The original Lanigan Crown Subsurface Mineral Lease, numbered KL 100, was made effective in March 1964. In the following years various amendments were made whereby certain lands were added, removed or transferred between Company dispositions for realized synergies between mining operations. The last amendment was executed in April 2025 and resulted in KLSA 001 E (the “Lanigan Crown Lease” or simply “KLSA 001 E”).

KLSA 001 E covers an area of approximately 75,026 hectares (185,392 acres). At Lanigan, the Company has leased potash mineral rights for 53,431 hectares (132,031 acres) of Crown land and owns or has leased approximately 19,522 hectares (48,240 acres) of Freehold land within the lease boundary. The Lanigan Crown lease term is for a period of 21 years and is renewable in accordance with The Subsurface Mineral Tenure Regulations, 2015 for successive 21-year periods. All potash subsurface mineral leases are for 21-year terms, renewable at our option.

Within the Lanigan Crown Lease area, 55,950 hectares (138,256 acres) are mined pursuant to unitization agreements with mineral rights holders (Crown and Freehold) within two unitized areas.

Sampling Preparation, Analyses and Security

Mean Potash Mineral Grade from In-Mine Samples

In the Lanigan A Zone, in-mine grade samples are taken by collecting fine “muck” from the floor of the mine at the start of every cutting sequence. This is equivalent to a sample taken every approximately 23 m (76 feet) in production panels, and a sample taken every approximately 47 m (155 feet) in development panels. Per the Lanigan Technical Report, in-mine potash mineral grade samples collected from the Lanigan A Zone were analyzed in the Lanigan mill laboratory using up-to-date analysis techniques.

The median ore grade for this family of in-mine samples is 25.7% K2O equivalent and the mean ore grade is 24.7%.

In the Lanigan B Zone, in-mine grade samples are taken from the floor every 60 m (200 feet) in newly mined rooms. Per the Lanigan Technical Report, in-mine potash mineral grade samples collected from the Lanigan B Zone were analyzed in the Lanigan mill laboratory using analysis techniques that were up to date for the era in which the sample was collected.

The median ore grade for this family of in-mine samples is 20.8% K2O equivalent and the mean ore grade is 20.2%.

In 2013, Lanigan modified its cutting practices in the B Zone to improve mine roof stability. This modification involved cutting in a slightly higher, but more stable horizon. The goal of improved mine roof stability was achieved; however, less potash and more salt is now being mined resulting in a slightly lower reported ore grade for B Zone.

Mineral Processing and Metallurgical Testing

Since opening in 1968, 265.917 million tonnes of potash ore have been mined and hoisted to produce 79.441 million tonnes of finished potash products. Given this level of sustained production over several decades, basic mineralogical processing, and prospective metallurgical testing of Lanigan potash is not considered relevant.

Mining Operations

In recent years, the Lanigan mine underwent a major expansion which brought the nameplate capacity to 3.8 million tonnes per year. In 2025, operational capability at the Lanigan facility was 3.2 million tonnes per year. Operational capability may vary during the year and year to year, including as between our potash operations.

The life of mine concentration ratio (raw ore/finished potash products) is 3.35 and the overall extraction ratio over this period is 24%.

Processing and Recovery Operations

At Lanigan, potash ore has been mined and concentrated to produce saleable quantities of high-grade finished potash products since 1968. Raw potash ore is processed on surface and concentrated red potash products are sold and shipped to markets in North America and offshore.

Over the past three years, production of finished potash products at Lanigan was:

•	2023: 2.889 million tonnes finished potash products at 61.03% K2O (average grade)
•	2024: 3.403 million tonnes finished potash products at 60.97% K2O (average grade)
•	2025: 3.427 million tonnes finished potash products at 60.82% K2O (average grade)

Over the past decade, actual mill recovery rates have been between 80.1% and 84.4%, averaging 82.5%. Given the long-term experience with potash geology and actual mill recovery at Lanigan, no fundamental potash milling problems are anticipated in the foreseeable future.

Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at all our mine sites and research facilities. At Lanigan, this is no exception; test work to optimize circuit performance and ensure product quality is carried out on an ongoing basis.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Lanigan.

Surface facilities are accessed by existing paved roads and highways that are part of the Saskatchewan provincial highway system. All finished potash products are shipped by rail over existing track.

As per the Lanigan Technical Report, high voltage power capacity at Lanigan is 72 MVA. The ten-year projection of power utilization indicates that the utility can meet all foreseeable future demand.

The Lanigan operation requires a sustained fresh water supply for the milling process which is provided by a waterline from the Dellwood Reservoir (approximately 10 km distant) and from a regional aquifer called the Hatfield Valley Aquifer. This provincially licensed water supply provides a source of process water for Lanigan milling operations and usage is regulated by terms of the license issued by the Saskatchewan Water Security Agency.

Environmental Studies, Permitting and Social or Community Impact

The Lanigan TMA currently covers an area of approximately 737 hectares (1,821 acres) of land owned by the Company. Solid potash mine tailings typically consist of 85% to 95% rock salt (NaCl) and 5% to 15% insolubles (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite, and so on). An engineered slurry-wall has been constructed on the south and south-west sides of the Lanigan TMA in the areas where near-surface aquifers could be impacted by mine waters. Near-surface geology on all other sides of the TMA limits the possibility of brine migration into these areas. The slurry-wall provides secondary containment of any saline mine waters, stopping these brines from reaching surrounding near-surface aquifers. Areas surrounding the TMA are closely monitored; this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding groundwater and aquifers.

Lanigan currently operates three brine disposal wells near the surface plant of the Lanigan mine where clear salt brine (i.e., no silt, insolubles, or other waste) is borehole-injected into the Winnipeg/Deadwood Formations, deep subsurface aquifers approximately 1,500 m to 1,700 m below surface. The disposal wells are provincially licensed and formation water in these extensive deep aquifers is naturally saline.

e) Rocanville Potash Operations

Project Description, Location and Access

General

The Rocanville mine is located in southeastern Saskatchewan near the Saskatchewan-Manitoba Provincial Boundary, approximately 15 kilometers northeast of the town of Rocanville, Saskatchewan. The Legal Land Description (Saskatchewan Township/Range) of the Rocanville surface plant is Section 22 Township 17 Range 30 West of the 1st Meridian. More precisely, the Rocanville #2 Shaft collar is located at:

•	Latitude: 50 degrees 28 minutes 19.54 seconds North
•	Longitude: 101 degrees 32 minutes 42.58 seconds West
•	Elevation: 480.36 meters above mean SL

•	Easting: 745,137.307 m
•	Northing: 5,596,826.122 m
•	Projection: UTM
•	Datum: NAD83
•	Zone: 13

The legal description (Saskatchewan Township / Range) of the Rocanville Scissors Creek Shaft is Section 13 Township 17 Range 32 West of the 1st Meridian and is approximately 12 kilometers north-west of the town of Rocanville, Saskatchewan. More precisely, the Shaft collar is located at:

•	Latitude: 50 degrees 27 minutes 7.0632 seconds North
•	Longitude: 101 degrees 46 minutes 13.58 seconds West
•	Elevation: 525.35 meters above mean SL
•	Easting: 729,253.35 m
•	Northing: 5,593,868.30 m
•	Projection: UTM
•	Datum: NAD83
•	Zone: 13

Per the Rocanville Technical Report, the Company owns approximately 3,244 hectares (8,016 acres) of surface rights required for current Rocanville mine operations, including areas covered by the existing surface plant and TMA, and surface lands required for anticipated future Rocanville mine and expanded milling operations.

The Rocanville mine is served by a number of towns and villages within 50 kilometers of the mine site. The nearest towns are Rocanville (15 km distant), Moosomin and Esterhazy (both 50 km distant). The nearest city is Yorkton (100 km distant). Rocanville is situated near the north extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys.

Mineral Rights

The original Rocanville Crown Subsurface Mineral Lease KL 111 was made effective in June 1966. In the following years, various amendments were made whereby certain lands were added, removed or transferred between Company dispositions for realized synergies between mining operations. The last amendment was executed in October 2017 and resulted in Crown Subsurface Mineral Lease KL 305 (the “Rocanville Crown Lease” or simply “KL 305”).

Per the Rocanville Technical Report, KL 305 covers an area of approximately 113,975 hectares (282,492 acres). At Rocanville, the Company has leased potash mineral rights for 54,184 hectares (133,891 acres) of Crown Land and owns or has leased approximately 47,286 hectares (116,847 acres) of Freehold Land within the lease boundary. The Rocanville Crown Lease term is for a period of 21 years and is renewable in accordance with The Subsurface Mineral Tenure Regulations, 2015 for successive 21-year periods. All potash subsurface mineral leases are for 21-year terms, renewable at our option.

Within the Rocanville Crown Lease area, 80,181 hectares (198,132 acres) are mined pursuant to unitization agreements with mineral rights holders (Crown and Freehold) within two unitized areas.

Sampling Preparation, Analyses and Security

Mean Potash Mineral Grade from In-Mine Samples

In-mine grade samples are taken by collecting fine “muck” from the floor of the mine at 60 m intervals in every underground mine room at Rocanville. Per the Rocanville Technical Report, in-mine ore grade samples were collected and analyzed in the Rocanville mill laboratory using analysis techniques that were up to date for the era in which the sample was collected.

The mean ore grade for this family of in-mine samples is 22.7% K2O equivalent, while the median ore grade for this family of in-mine samples is 23.0% K2O.

Mineral Processing and Metallurgical Testing

Since opening in 1970, 363.593 million tonnes of potash ore have been mined and hoisted to produce 115.910 million tonnes of finished potash product. Given this level of sustained production over several decades, basic mineralogical processing and prospective metallurgical testing of Rocanville potash is not considered relevant.

Mining Operations

In recent years the Rocanville mine has undergone a major expansion which brought the nameplate capacity to 6.5 million tonnes of finished potash products per year. In 2025, operational capability at the Rocanville facility was 5.0 million tonnes per year. Operational capability may vary during the year and year-to-year, including as between our potash operations.

The life-of-mine average concentration ratio (raw ore/finished potash products) is 3.14 and the overall extraction ratio over this period is 25%.

Processing and Recovery Operations

At Rocanville, potash ore has been mined and concentrated to produce saleable quantities of high-grade finished potash products since 1970. Raw potash ore is processed on surface and concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Over the past three years, production of finished potash products at Rocanville was:

•	2023: 4.972 million tonnes finished potash products at 60.47% K2O (average grade)
•	2024: 5.015 million tonnes finished potash products at 60.49% K2O (average grade)
•	2025: 4.639 million tonnes finished potash products at 60.53% K2O (average grade)

Over the past decade actual mill recovery rates have been between 82.4% and 84.9%, averaging 83.6%. Given the long-term experience with potash geology and actual mill recovery at Rocanville no fundamental potash milling problems are anticipated in the foreseeable future.

Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at all our mine sites and research facilities. At Rocanville, this is no exception; test work to optimize circuit performance and ensure product quality is carried out on an ongoing basis.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Rocanville.

Surface facilities are accessed by an existing paved road that is part of the Saskatchewan provincial highway system. Most finished potash products are shipped by rail over existing track, with some product shipped by truck over the North American highway system.

As per the Rocanville Technical Report, high voltage power utilization at the Rocanville mine is 112 MVA (i.e., 82 MVA to the Rocanville Plant site plus 30 MVA to the Scissors Creek site). The ten-year projection of power utilization indicates that the utility can meet foreseeable future demand.

The Rocanville operation requires a sustained fresh water supply for the milling process which is sourced from two subsurface reservoirs called the Welby Plains Surficial Aquifer and the Welby Plains Middle Aquifer. This provincially licensed water supply provides a source of process water for Rocanville milling operations and usage is regulated by terms of the license issued by the Saskatchewan Water Security Agency.

Environmental Studies, Permitting and Social or Community Impact

The Rocanville TMA currently covers an area of approximately 653 hectares (1,613 acres) of land owned by the Company. Solid potash mine tailings typically consist of 85% to 95% rock salt (NaCl) and 5% to 15% insolubles (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite, and so on). An engineered slurry-wall has been constructed around the entire Rocanville TMA. The slurry-wall provides secondary containment for any saline mine waters, minimizing brine impacts from the TMA to surrounding surface water bodies and near-surface aquifers. Areas surrounding the TMA are closely monitored: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding subsurface aquifers.

Rocanville currently operates five brine disposal wells near the surface plant of the Rocanville mine where clear salt brine (i.e., no silt, insolubles or other waste) is borehole-injected into the Interlake Carbonates, at a depth of approximately 1,200 m to 1,400 m below surface. The disposal wells are provincially licensed and formation water in these extensive deep aquifers is naturally saline.

f) Vanscoy Potash Operations

Project Description, Location and Access

General

The Vanscoy mine is located in central Saskatchewan, approximately 26 kilometers west of the city of Saskatoon, Saskatchewan. The Legal Land Description (Saskatchewan Township / Range) of the Vanscoy surface plant is Section 16 Township 35 Range 08 West of 3rd Meridian. More precisely, the Vanscoy service shaft collar is located at:

•	Latitude: 52 degrees 00 minutes 28.74 seconds North
•	Longitude: 107 degrees 05 minutes 25.18 seconds West
•	Elevation: 505 meters above mean SL
•	Easting: 356,531 m
•	Northing: 5,763,989 m
•	Projection: UTM
•	Datum: NAD83
•	Zone: 13

Per the Vanscoy Technical Report, the Company owns approximately 2,740 hectares (6,771 acres) of surface rights required for current Vanscoy mine operations, including areas covered by the existing surface plant and TMA, and surface lands required for anticipated near-future Vanscoy mine and expanded milling operations.

The Vanscoy mine is served by a number of villages within 50 kilometers of the mine site. The nearest city is Saskatoon (26 km distant). Vanscoy is situated near the northern extent of the Great Plains of North America. Topography is relatively flat, with gently rolling hills and occasional valleys. The Vanscoy surface plant lies approximately 20 km north-west of the South Saskatchewan River, a major continental drainage channel.

Mineral Rights

The original Vanscoy Crown Subsurface Mineral Lease, numbered KL 114, was made effective in January 1969. In the following years various amendments were made whereby certain lands were added, removed or transferred between Company dispositions for realized synergies between mining operations. The last amendment was executed in January 2021 and resulted in Crown Subsurface Mineral Lease KL 114 D (the “Vanscoy Crown Lease” or simply “KL 114 D”).

Per the Vanscoy Technical Report, KL 114 D covers an area of approximately 79,504 hectares (196,459 acres). At Vanscoy, the Company has leased potash mineral rights for 61,865 hectares (152,872 acres) of Crown land and owns or has leased approximately 16,111 hectares (39,813 acres) of Freehold Land within the lease boundary. The Vanscoy Crown Lease term is for a period of 21 years and is renewable in accordance with The Subsurface Mineral Tenure Regulations, 2015 for successive 21-year periods. All potash subsurface mineral leases are for 21-year terms, renewable at our option.

Within the Vanscoy Crown Lease area 12,672 hectares (31,312 acres) are mined pursuant to a unitization agreement. Mining has occurred outside of the unit in lands that are leased but not unitized.

Sampling Preparation, Analyses and Security

Mean Potash Mineral-Grade from In-Mine Samples

At Vanscoy, in-mine grade samples have been acquired by: 1) sampling ore from the beltline, 2) channel samples from the sidewall, or 3) collecting fine “muck” from the floor of the mine. At present, fine muck sampling from the floor is most common, and each mining room is sampled at a frequency of approximately 95 m to 125 m. Since start-up in 1969 through to the end of December 2020, a total of 3,435 useable in-mine potash mineral grade samples were collected from the A Zone. All samples were analyzed in the Vanscoy mill laboratory using analysis techniques that were up to date for the era in which the sample was collected.

The median ore grade for this family of in-mine samples is 25.2% K2O equivalent and the mean ore grade is 23.8%.

Per the Vanscoy Technical Report, the B Zone at Vanscoy, mineral grade is reported to be 20.2% K2O equivalent, the grade observed from thousands of in-mine samples at the Lanigan mine where the B Zone has been extensively mined. Even though Vanscoy mine is some distance from Lanigan, this is considered the best estimate of expected mineral grade for this potash layer because the deposit is known to be regionally continuous from west of Vanscoy to east of Lanigan. Although it is possible that if mining proceeds into the B Zone, the reported grade could change from what is reported. It is expected that any such change would be minimal.

Mineral Processing and Metallurgical Testing

Since opening in 1969, 195.758 million tonnes of potash ore have been mined and hoisted to produce 66.107 million tonnes of finished potash product. Given this level of sustained production for over several decades, basic mineralogical processing and prospective metallurgical testing of Vanscoy potash is not considered relevant.

Mining Operations

In recent years, the Vanscoy mine underwent a major expansion which brought the nameplate capacity up to 3.0 million tonnes of finished potash products per year. In 2025, operational capability at the Vanscoy facility was 1.1 million tonnes per year. Operational capability may vary during the year and year to year, including as between our potash operations.

The life-of-mine average concentration ratio (raw ore/finished potash products) is 2.96 and the overall extraction ratio over this period is 22%.

Processing and Recovery Operations

At Vanscoy, potash ore has been mined and concentrated to produce saleable quantities of high grade finished potash products since 1969. Raw potash ore is processed on surface and concentrated finished potash products (near-pure KCl) are sold and shipped to markets in North America and offshore.

Over the past three years, production of finished potash products at Vanscoy was:

•	2023: 1.052 million tonnes finished potash products at 60.97% K2O (average grade)
•	2024: 1.031 million tonnes finished potash products at 61.07% K2O (average grade)
•	2025: 1.083 million tonnes finished potash products at 61.12% K2O (average grade)

Over the past decade, actual mill recovery rates have been between 79.0% and 83.3%, averaging 81.2%. Given the long-term experience with potash geology and actual mill recovery at Vanscoy, no fundamental potash milling problems are anticipated in the foreseeable future.

Quality control testing and monitoring geared towards fine-tuning and optimizing potash milling and concentrating processes are conducted on a continual basis at our mine sites and research facilities. At Vanscoy, this is no exception; test work to optimize circuit performance and ensure product quality is carried out on an ongoing basis.

Infrastructure, Permitting and Compliance Activities

Project Infrastructure

Infrastructure is in place to meet current and projected requirements for transportation, energy (electricity and natural gas), water and process materials at Vanscoy.

Surface facilities are accessed by an existing paved road that is part of the Saskatchewan provincial highway system. Most finished potash products are shipped by rail over existing track, with some product shipped by truck over the North American highway system.

As per the Vanscoy Technical Report, high voltage power capacity at Vanscoy is 57 MVA. The ten-year projection of power utilization indicates that the utility can meet all foreseeable future demand.

The Vanscoy operation requires a sustained fresh water supply for the milling process which is provided by a waterline from the Saskatchewan River (approximately 20 km distant). This water supply provides a source of process water for Vanscoy milling operations and usage is regulated by terms of the license issued by the Saskatchewan Water Security Agency.

Environmental Studies, Permitting and Social or Community Impact

The Vanscoy TMA currently covers an area of approximately 603 hectares (1,491 acres) of land owned by the Company. Solid potash mine tailings typically consist of 85% to 95% rock salt (NaCl) and 5% to 15% insolubles (carbonate mud = CaCO3, anhydrite mud = CaSO4, and clays like chlorite, illite, and so on). An engineered slurry-wall (bentonite cut-off wall) has been constructed around the Vanscoy TMA. In future years, this wall can be expanded if required for operational needs. The slurry-wall provides secondary containment for any saline mine waters, minimizing brine impacts from the TMA to surrounding surface water bodies and near-surface aquifers. Areas surrounding the TMA are closely monitored: this includes everything from daily visual perimeter inspections to annual investigations and inspections of surrounding groundwater and aquifers.

Vanscoy currently operates two brine disposal wells near the surface plant of the Vanscoy mine where clear salt brine (i.e., no silt, insolubles, or other waste) is borehole-injected into the Winnipeg/Deadwood Formations, deep subsurface aquifers approximately 1,500 m to 1,700 m below the surface. The disposal wells are provincially licensed, and formation water in these extensive deep aquifers is naturally saline.